Exhibit B.3(b): Audited annual financial statements for the year ended October 31, 2009 excerpted from pages 96-167 of the 2009 Annual Accountability Report of Canadian Imperial Bank of Commerce (“CIBC”) including Independent Auditors’ Reports to Shareholders with respect to consolidated financial statements as of October 31, 2009 and 2008 and for each of the years in the three year period ended October 31, 2009 and internal control over financial reporting as of October 31, 2009

Consolidated Financial Statements

97	Financial Reporting Responsibility

98	Independent Auditors’ Reports to Shareholders

100	Consolidated Balance Sheet

101	Consolidated Statement of Operations

102	Consolidated Statement of Changes in Shareholders’ Equity

103	Consolidated Statement of Comprehensive Income

104	Consolidated Statement of Cash Flows

105	Notes to the Consolidated Financial Statements

105	Note 1	—	Summary of Significant Accounting Policies

112	Note 2	—	Fair Value of Financial Instruments

116	Note 3	—	Significant Disposition and Acquisition

118	Note 4	—	Securities

121	Note 5	—	Loans

123	Note 6	—	Securitizations and Variable Interest Entities

127	Note 7	—	Land, Buildings and Equipment

128	Note 8	—	Goodwill, Software and Other Intangible Assets

129	Note 9	—	Other Assets

129	Note 10	—	Deposits

129	Note 11	—	Other Liabilities

130	Note 12	—	Trading Activities

130	Note 13	—	Financial Instruments Designated at Fair Value

132	Note 14	—	Derivative Instruments

136	Note 15	—	Designated Accounting Hedges

137	Note 16	—	Subordinated Indebtedness

138	Note 17	—	Common and Preferred Share Capital and Preferred Share Liabilities

142	Note 18	—	Capital Trust Securities

142	Note 19	—	Accumulated Other Comprehensive Income

142	Note 20	—	Interest Rate Sensitivity

144	Note 21	—	Stock-based Compensation

146	Note 22	—	Employee Future Benefits

149	Note 23	—	Income Taxes

151	Note 24	—	Earnings per Share

152	Note 25	—	Commitments, Guarantees, Pledged Assets and Contingent Liabilities

155	Note 26	—	Concentration of Credit Risk

155	Note 27	—	Related-party Transactions

156	Note 28	—	Segmented and Geographic Information

158	Note 29	—	Financial Instruments – Disclosure

159	Note 30	—	Reconciliation of Canadian and United States Generally Accepted Accounting Principles

167	Note 31	—	Future Canadian Accounting Policy Changes

Consolidated Financial Statements
Financial Reporting Responsibility
The management of Canadian Imperial Bank of Commerce (CIBC) is responsible for the preparation of the Annual Accountability Report, which includes the consolidated financial statements and management’s discussion and analysis (MD&A), and for the timeliness and reliability of the information disclosed. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as well as the requirements of the Bank Act (Canada). The MD&A has been prepared in accordance with the requirements of applicable securities laws.
     The consolidated financial statements and MD&A, of necessity, contain items that reflect the best estimates and judgments of the expected effects of current events and transactions with appropriate consideration to materiality. All financial information appearing throughout the Annual Accountability Report is consistent with the consolidated financial statements.
     Management has developed and maintains effective systems, controls and procedures to ensure that information used internally and disclosed externally is reliable and timely. During the past year, we have continued to improve, document and test the design and operating effectiveness of internal control over external financial reporting. The results of our work have been subjected to audit by the shareholders’ auditors. As at year-end, we have determined that internal control over financial reporting is effective and CIBC has achieved compliance with the requirements set by the U.S. Securities and Exchange Commission (SEC) under Section 404 of the U.S. Sarbanes-Oxley Act (SOX). In compliance with Section 302 of SOX, CIBC’s Chief Executive Officer and Chief Financial Officer provide to the SEC a certification related to CIBC’s annual disclosure document in the U.S. (Form 40-F). The same certification is provided to the Canadian Securities Administrators (CSA) pursuant to Multilateral Instrument 52-109.
     The Chief Auditor and his staff review and report on CIBC’s internal controls, including computerized information system controls and security, the overall control environment, and accounting and financial controls. The Chief Auditor has full and independent access to the Audit Committee.
     The Board of Directors oversees management’s responsibilities for financial reporting through the Audit Committee, which is composed of directors who are not officers or employees of CIBC. The Audit Committee reviews CIBC’s interim and annual consolidated financial statements and MD&A and recommends them for approval by the Board of Directors. Other key responsibilities of the Audit Committee include monitoring CIBC’s system of internal control, monitoring its compliance with legal and regulatory requirements, selecting the shareholders’ auditors and reviewing the qualifications, independence and performance of shareholders’ auditors and internal auditors.
     Ernst & Young LLP, the shareholders’ auditors, obtain an understanding of CIBC’s internal controls and procedures for financial reporting to plan and conduct such tests and other audit procedures as they consider necessary in the circumstances to express their opinions in the reports that follow. The shareholders’ auditors have full and independent access to the Audit Committee to discuss their audit and related matters.
     The Office of the Superintendent of Financial Institutions (OSFI), Canada, is mandated to protect the rights and interest of depositors and creditors of CIBC. Accordingly, OSFI examines and enquires into the business and affairs of CIBC as deemed necessary to ensure that the provisions of the Bank Act (Canada), are being complied with and that CIBC is in sound financial condition.

Gerald T. McCaughey	David Williamson
President and Chief Executive Officer	Chief Financial Officer	December 2, 2009

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Financial Statements
We have audited the consolidated balance sheets of Canadian Imperial Bank of Commerce (CIBC) as at October 31, 2009 and 2008 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2009. These financial statements are the responsibility of CIBC’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of CIBC as at October 31, 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2009, in conformity with Canadian generally accepted accounting principles.
     As explained in Note 1 to the consolidated financial statements, effective November 1, 2008, CIBC adopted amendments to Canadian Institute of Chartered Accountants (CICA) Handbook Sections 3855 “Financial Instruments – Recognition and Measurement”, and 3064 “Goodwill and Intangible Assets”. In 2008, CIBC adopted the requirements of the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases” and amendments to CICA Handbook Section 3855 relating to the reclassification of financial assets and in 2007, CICA Handbook Section 3855, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity”.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CIBC’s internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 2, 2009 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 2, 2009

Consolidated Financial Statements
Independent Auditors’ Reports to Shareholders
Report on Internal Controls under Standards of the Public Company
Accounting Oversight Board (United States)
We have audited Canadian Imperial Bank of Commerce’s (CIBC) internal control over financial reporting as of October 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CIBC’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of CIBC’s internal control over financial reporting based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk. Our audit included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     In our opinion, CIBC maintained, in all material respects, effective internal control over financial reporting as of October 31, 2009 based on the COSO criteria.
     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CIBC as at October 31, 2009 and 2008 and the consolidated statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended October 31, 2009 of CIBC and our report dated December 2, 2009 expressed an unqualified opinion thereon.
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada
December 2, 2009

Consolidated Financial Statements
Consolidated Balance Sheet

$ millions, as at October 31	2009	2008

ASSETS
Cash and non-interest-bearing deposits with banks	$1,812	$1,558

Interest-bearing deposits with banks	5,195	7,401

Securities (Note 4)
Trading (Note 12)	15,110	37,244
Available-for-sale (AFS)	40,160	13,302
Designated at fair value (FVO) (Note 13)	22,306	21,861
Held-to-maturity (HTM)	—	6,764

	77,576	79,171

Securities borrowed or purchased under resale agreements	32,751	35,596

Loans (Note 5)
Residential mortgages	86,152	90,695
Personal	33,869	32,124
Credit card	11,808	10,829
Business and government (Note 13)	37,343	39,273
Allowance for credit losses	(1,960)	(1,446)

	167,212	171,475

Other
Derivative instruments (Note 14)	24,696	28,644
Customers’ liability under acceptances	8,397	8,848
Land, buildings and equipment (Note 7)	1,618	1,623
Goodwill (Note 8)	1,997	2,100
Software and other intangible assets (Note 8)	669	812
Other assets (Note 9)	14,021	16,702

	51,398	58,729

	$335,944	$353,930

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits (Note 10)
Personal	$108,324	$99,477
Business and government (Notes 13 and 18)	107,209	117,772
Bank	7,584	15,703

	223,117	232,952

Other
Derivative instruments (Note 14)	27,162	32,742
Acceptances	8,397	8,848
Obligations related to securities sold short (Notes 12 and 13)	5,916	6,924
Obligations related to securities lent or sold under repurchase agreements	37,453	38,023
Other liabilities (Note 11)	13,693	13,167

	92,621	99,704

Subordinated indebtedness (Note 16)	5,157	6,658

Preferred share liabilities (Note 17)	600	600

Non-controlling interests	174	185

Shareholders’ equity
Preferred shares (Note 17)	3,156	2,631
Common shares (Note 17)	6,240	6,062
Treasury shares (Note 17)	1	1
Contributed surplus	92	96
Retained earnings	5,156	5,483
Accumulated other comprehensive income (AOCI) (Note 19)	(370)	(442)

	14,275	13,831

	$335,944	$353,930

The accompanying notes and shaded sections in “MD&A — Management of Risk” are an integral part of these consolidated financial statements.

Gerald T. McCaughey	Ronald W. Tysoe
President and Chief Executive Officer	Director

Consolidated Financial Statements
Consolidated Statement of Operations

$ millions, for the year ended October 31		2009	2008	2007

Interest income
Loans		$7,183	$9,308	$9,738
Securities borrowed or purchased under resale agreements		324	1,535	2,131
Securities		1,705	2,682	3,105
Deposits with banks		85	638	807

		9,297	14,163	15,781

Interest expense
Deposits		2,879	6,853	8,050
Other liabilities		785	1,801	2,838
Subordinated indebtedness		208	271	304
Preferred share liabilities (Note 17)		31	31	31

		3,903	8,956	11,223

Net interest income		5,394	5,207	4,558

Non-interest income
Underwriting and advisory fees		478	411	745
Deposit and payment fees		773	776	791
Credit fees		304	237	287
Card fees		328	306	270
Investment management and custodial fees		419	525	535
Mutual fund fees		658	814	872
Insurance fees, net of claims		258	248	234
Commissions on securities transactions		472	565	875
Trading revenue (Note 12)		(531)	(6,821)	328
AFS securities gains (losses), net (Note 4)		275	(40)	521
FVO revenue (Note 13)		(33)	(249)	156
Income from securitized assets		518	585	489
Foreign exchange other than trading		496	437	390
Other		119	713	1,015

		4,534	(1,493)	7,508

Total revenue		9,928	3,714	12,066

Provision for credit losses (Note 5)		1,649	773	603

Non-interest expenses
Employee compensation and benefits		3,610	3,917	4,392
Occupancy costs		597	610	602
Computer and office equipment		1,010	1,095	1,104
Communications		288	284	317
Advertising and business development		173	217	246
Professional fees		189	230	178
Business and capital taxes		117	118	137
Other		676	730	636

		6,660	7,201	7,612

Income (loss) before income taxes and non-controlling interests		1,619	(4,260)	3,851
Income tax expense (benefit) (Note 23)		424	(2,218)	524

		1,195	(2,042)	3,327
Non-controlling interests		21	18	31

Net income (loss)		$1,174	$(2,060)	$3,296

Earnings (loss) per share (in dollars) (Note 24)	– Basic	$2.65	$(5.89)	$9.30
	– Diluted	$2.65	$(5.89)	$9.21
Dividends per common share (in dollars) (Note 17)		$3.48	$3.48	$3.11

The accompanying notes and shaded sections in “MD&A – Management of Risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Changes in Shareholders’ Equity

	Shares			Amount
$ millions, except number of shares,
for the year ended October 31	2009	2008	2007	2009	2008		2007

Preferred shares (Note 17)
Balance at beginning of year				$2,631	$2,331		$2,381
Issue of preferred shares				525	300		750
Redemption of preferred shares				—	—		(800)

Balance at end of year				$3,156	$2,631		$2,331

Common shares (Note 17)
Balance at beginning of year	380,798,218	334,956,954	336,276,806	$6,062	$3,133		$3,064
Issue of common shares	3,185,649	45,841,264	1,753,648	178	2,963		98
Issuance costs, net of related income taxes	—	—	—	—	(34)		—
Purchase of common shares for cancellation	—	—	(3,073,500)	—	—		(29)

Balance at end of year	383,983,867	380,798,218	334,956,954	$6,240	$6,062		$3,133

Treasury shares (Note 17)
Balance at beginning of year	6,611	31,625	(300,159)	$1	$4		$(19)
Purchases	(156,495,078)	(136,208,844)	(62,971,050)	(7,274)	(9,076)		(6,070)
Sales	156,486,467	136,183,830	63,302,834	7,274	9,073		6,093

Balance at end of year	(2,000)	6,611	31,625	$1	$1		$4

Contributed surplus
Balance at beginning of year				$96	$96		$70
Stock option expense				12	9		4
Stock options exercised				(1)	(1)		(8)
Net (discount) premium on treasury shares and other				(15)	(8)		30

Balance at end of year				$92	$96		$96

Retained earnings
Balance at beginning of year, as previously reported				$5,483	$9,017		$7,268
Adjustment for change in accounting policies				(6) (1)	(66	)(2)	(50	)(3)

Balance at beginning of year, as restated				5,477	8,951		7,218
Net income (loss)				1,174	(2,060)		3,296
Dividends (Note 17)				(1,490)	(1,404)		(1,183)
Premium on redemption of preferred shares classified as equity				—	—		(32)
Premium on purchase of common shares for cancellation				—	—		(277)
Other				(5)	(4)		(5)

Balance at end of year				$5,156	$5,483		$9,017

AOCI, net of tax (Note 19)
Balance at beginning of year				$(442)	$(1,092)		$(442)
Adjustment for change in accounting policies				—	—		123	(4)
Other comprehensive income (loss) (OCI)				$72	$650		(773)

Balance at end of year				$(370)	$(442)		$(1,092)

Retained earnings and AOCI				$4,786	$5,041		$7,925

Shareholders’ equity at end of year				$14,275	$13,831		$13,489

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(3)	Represents the transitional adjustment on adoption of the CICA handbook section 3855, 3865, 1530, and 3251. See Note 1 for additional details.

(4)	Represents the net foreign currency translation adjustments which were reclassified to AOCI in accordance with the CICA handbook section 3251 in 2007.
The accompanying notes and shaded sections in “MD&A — Management of Risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

$ millions, for the year ended October 31	2009	2008	2007

Net income (loss)	$1,174	$(2,060)	$3,296

OCI, net of tax
Foreign currency translation adjustments
Net (losses) gains on investment in self-sustaining foreign operations	(388)	2,947	(2,924)
Net gains (losses) on hedges of foreign currency translation adjustments	250	(2,217)	2,279

	(138)	730	(645)

Net change in AFS securities
Net unrealized gains (losses) on AFS securities	462	(41)	42
Transfer of net (gains) losses to net income	(236)	5	(79)

	226	(36)	(37)

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges	(26)	(12)	(133)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income	10	(32)	42

	(16)	(44)	(91)

Total OCI(1)	72	650	(773)

Comprehensive income (loss)	$1,246	$(1,410)	$2,523

(1)	Includes non-controlling interest of $1 million (2008: $6 million; 2007: $1 million).
The income tax benefit (expense) allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2009	2008	2007

Foreign currency translation adjustments
Changes on investment in self-sustaining foreign operations	$34	$(44)	$6
Changes on hedges of foreign currency translation adjustments	(16)	1,013	(1,123)
Net change in AFS securities
Net unrealized (losses) gains on AFS securities	(151)	(25)	(30)
Transfer of net losses (gains) to net income	111	(37)	39
Net change in cash flow hedges
Changes on derivatives designated as cash flow hedges	13	7	71
Changes on derivatives designated as cash flow hedges transferred to net income	(9)	16	(22)

	$(18)	$930	$(1,059)

The accompanying notes and shaded sections in “MD&A — Management of Risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Consolidated Statement of Cash Flows

$ millions, for the year ended October 31	2009	2008	2007

Cash flows provided by (used in) operating activities
Net income (loss)	$1,174	$(2,060)	$3,296
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	1,649	773	603
Amortization expenses	403	410	436
Stock option expense	12	(21)	20
Future income taxes	38	(1,547)	346
AFS (gains) losses, net	(275)	40	(521)
Losses on disposal of land, buildings and equipment	2	—	1
Other non-cash items, net	(297)	250	—
Changes in operating assets and liabilities
Accrued interest receivable	266	232	(88)
Accrued interest payable	(339)	(299)	(311)
Amounts receivable on derivative contracts	4,270	(4,297)	(6,774)
Amounts payable on derivative contracts	(6,063)	5,081	9,147
Net change in trading securities	22,278	13,658 (1)	5,096
Net change in FVO securities	(445)	(11,570)	(3,951)
Net change in other FVO assets and liabilities	100	7,034	(811)
Current income taxes	2,162	(1,780)	(963)
Other, net	—	(5,470)	(960)

	24,935	434	4,566

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals(2)	(7,569)	(4,530)	16,243
Obligations related to securities sold short	(2,082)	(5,785)	(1,187)
Net obligations related to securities lent or sold under repurchase agreements	(570)	9,079	(1,489)
Issue of subordinated indebtedness	—	1,150	347
Redemption/repurchase of subordinated indebtedness	(1,419)	(339)	(537)
Issue of preferred shares	525	300	750
Redemption of preferred shares	—	—	(832)
Issue of common shares, net of issue costs	178	2,929	98
Purchase of common shares for cancellation	—	—	(306)
Net proceeds from treasury shares (purchased) sold	—	(3)	23
Dividends	(1,490)	(1,404)	(1,183)
Other, net	596	707	(226)

	(11,831)	2,104	11,701

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	2,206	4,889	970
Loans, net of repayments	(12,496)	(22,027)	(15,304)
Proceeds from securitizations	20,744	11,328	7,309
Purchase of AFS securities	(91,663)	(18,847)	(11,038)
Proceeds from sale of AFS securities	30,205	15,764	7,526
Proceeds from maturity of AFS securities	35,628	8,109	4,354
Net securities borrowed or purchased under resale agreements	2,845	(1,576)	(8,588)
Net cash used in acquisition(3)	—	—	(1,040)
Purchase of land, buildings and equipment	(272)	(149)	(247)
Proceeds from disposal of land, buildings and equipment	—	2	1

	(12,803)	(2,507)	(16,057)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(47)	70	(70)

Net increase in cash and non-interest-bearing deposits with banks during year	254	101	140
Cash and non-interest-bearing deposits with banks at beginning of year	1,558	1,457	1,317

Cash and non-interest-bearing deposits with banks at end of year	$1,812	$1,558	$1,457

Cash interest paid	$4,242	$9,255	$11,534
Cash income taxes (recovered) paid	$(1,775)	$1,110	$1,140

(1)	Includes securities initially bought as trading securities and subsequently reclassified to HTM and AFS securities as noted in Note 4.

(2)	Includes $1.6 billion of notes purchased by CIBC Capital Trust (Note 18).

(3)	Primarily relates to acquisition of FirstCaribbean International Bank.
The accompanying notes and shaded sections in “MD&A — Management of Risk” are an integral part of these consolidated financial statements.

Consolidated Financial Statements
Note 1 Summary of Significant Accounting Policies
Canadian Imperial Bank of Commerce (CIBC), including its subsidiaries, prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
     A reconciliation of the impact on assets, liabilities, shareholders’ equity, net income and comprehensive income arising from differences between Canadian and U.S. GAAP is provided in Note 30.
     The following paragraphs describe our significant accounting policies. New accounting policies which have been adopted are described in the “Accounting Changes” section of this note.
Basis of consolidation
The consolidated financial statements include the assets, liabilities, results of operations and cash flows of CIBC and all its subsidiaries and certain variable interest entities (VIEs) for which we are considered to be the primary beneficiary after the elimination of intercompany transactions and balances. A primary beneficiary is the enterprise that absorbs a majority of a VIE’s expected losses or receives a majority of a VIE’s expected residual returns, or both. Non-controlling interests in subsidiaries and consolidated VIEs are included as a separate line item on the consolidated balance sheet and statement of operations.
     An entity is a VIE if it does not have sufficient equity at risk to permit it to finance its activities without additional subordinated financial support, or in which equity investors do not have the characteristics of a controlling financial interest. The VIE guidelines also exempt certain entities from its scope including qualified special purpose entities (QSPEs).
     Investments in companies over which we have significant influence are accounted for by the equity method, and are included in Other assets. Our share of earnings from these investments is included in non-interest income – other. Investments over which we exercise joint control are accounted for using the proportionate consolidation method with only CIBC’s pro-rata share of assets, liabilities, income and expenses being consolidated.
Use of estimates and assumptions
The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recognized and measured amounts of assets, liabilities, net income and related disclosures. Estimates and assumptions are made in the areas of determining the fair value of financial instruments, accounting for allowance for credit losses, securitizations and VIEs, asset impairment, income taxes, contingent liabilities and employee future benefits. Actual results could differ from these estimates and assumptions.
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing exchange rates at the date of the consolidated balance sheet. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Revenue and expenses are translated using average monthly exchange rates. Realized and unrealized gains and losses arising from translation into functional currencies are included in the consolidated statement of operations.
     Assets and liabilities of self-sustaining foreign operations with a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rates prevailing at balance sheet dates, while revenue and expenses of these foreign operations are translated into Canadian dollars at the average monthly exchange rates. Exchange gains and losses arising from the translation of these foreign operations and from the results of hedging the net investment in these foreign operations, net of applicable taxes, are reported in Foreign currency translation adjustments, which is included in OCI.
     A future income tax asset or liability is not recognized in respect of a translation gain or loss arising from an investment in a self-sustaining foreign subsidiary, when the gain or loss is not expected to be realized for tax purposes in the foreseeable future.
     An appropriate portion of the accumulated exchange gains and losses and any applicable taxes in AOCI are recognized into income when there is a reduction in the net investment in a self-sustaining foreign operation.
Classification and measurement of financial assets and liabilities
All financial assets must be classified at initial recognition as trading, available-for-sale (AFS), designated at fair value (FVO), held-to-maturity (HTM), or loans and receivables based on the purpose for which the instrument was acquired and its characteristics. In addition, the standards require that all financial assets and all derivatives be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market. Commencing August 1, 2008, reclassification of non-derivative financial assets from trading to AFS or HTM is allowed under rare circumstances. Such reclassifications are only permitted when there has been a change in management intent with respect to a particular non-derivative financial asset. All financial liabilities are carried at amortized cost other than derivatives, obligations related to securities sold short, and FVO liabilities which are carried at fair value. Interest expense is recognized on an accrual basis using the effective interest rate method.
Loans and receivables
Effective November 1, 2008, we adopted the revised Canadian Institute of Chartered Accountants (CICA) handbook section 3855 “Financial Instruments — Recognition and Measurement”. Accordingly, HTM debt instruments with fixed or determinable payments that are not quoted in an active market were reclassified from HTM to loans. Refer to Note 4 for additional details.
     Prior to November 1, 2008, debt securities in legal form were not eligible to be classified as loans and receivables.
     Loans and receivables are recorded at amortized cost net of allowance for credit losses. Interest income is recognized on an accrual basis using the effective interest rate method. See “Impairment of financial assets” below for our accounting for impaired loans.
Trading financial instruments
Trading financial instruments are assets and liabilities held for trading activities or are part of a managed portfolio with a pattern of short-term profit taking. These are measured at estimated fair value as at the balance sheet date. Effective November 1, 2008, loans and receivables that an entity intends to sell immediately or in the near term must be classified as trading financial instruments. Gains and losses realized on disposition and unrealized gains and losses from changes in fair value are reported in income as Trading revenue. Dividends and interest earned and interest incurred are included in Interest income and Interest expense, respectively.

Consolidated Financial Statements
AFS securities
Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value with unrealized gains and losses being reported in OCI until sale or if other-than-temporary impairment (OTTI) is recognized, at which point cumulative unrealized gains or losses are transferred from AOCI to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect OTTI are included in AFS securities gains, net, except for retained interests on interest-only strips arising from our securitization activities, which are included in Income from securitized assets. Dividends and interest income from AFS securities, other than interest-only strips, are included in Interest income.
HTM debt securities
Effective November 1, 2008, only financial assets with fixed or determinable payments that are quoted in an active market, that have fixed maturities, and that an entity has the positive intent and ability to hold to maturity are classified as HTM. Prior to November 1, 2008, the criteria with respect to being quoted in an active market, was not a factor for determining the appropriate classification.
     HTM securities are initially reported at fair value and subsequently carried at amortized cost using the effective interest rate method. Impairment as a result of credit deterioration is recognized in earnings to reduce the security to its estimated realizable amount.
Designated at fair value financial instruments (FVO)
FVO financial assets and liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value on the consolidated balance sheet. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation.
     Gains and losses realized on dispositions and unrealized gains and losses from changes in fair value of FVO financial instruments, and gains and losses arising from changes in fair value of derivatives and obligations related to securities sold short that are managed in conjunction with FVO financial instruments, are included in FVO revenue. Dividends and interest earned and interest incurred on FVO assets and liabilities are included in Interest income and Interest expense, respectively.
Transaction costs
Transaction costs related to trading and FVO financial instruments are expensed as incurred. Transaction costs for all other financial instruments are generally capitalized and then amortized over the expected life of the instrument using the effective interest rate method.
Date of recognition of securities
We account for all securities transactions using settlement date accounting for the consolidated balance sheet.
Effective interest rate
Interest income and expense for all financial instruments measured at amortized cost and for AFS debt securities is recognized in Interest income and Interest expense using the effective interest rate method.
     The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument to the net carrying amount of the financial asset or liability upon initial recognition.
     Fees related to loan origination, including commitment, restructuring and renegotiation fees, are considered an integral part of the yield earned on a loan and are accounted for using the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in non-interest income over the commitment period. Loan syndication fees are included in non-interest income on completion of the syndication arrangement, provided that the yield on the portion of the loan we retain is at least equal to the average yield earned by the other lenders involved in the financing; otherwise, an appropriate portion of the fee is deferred as unearned income and amortized to interest income using the effective interest rate method.
Securities borrowed or purchased under resale agreements and obligations related to securities lent or sold under repurchase agreements
Securities purchased under resale agreements are treated as collateralized lending as they represent the purchase of securities effected with a simultaneous agreement to sell them back at a future date, which is generally near term. Interest income is accrued and separately disclosed in the consolidated statement of operations. Similarly, securities sold under repurchase agreements are treated as collateralized borrowing with interest expense accrued and reflected in Interest expense — other liabilities.
     The right to receive back cash collateral paid and the obligation to return cash collateral received on borrowing and lending of securities is recorded as securities borrowed and securities lent under repurchase agreements, respectively. Interest on cash collateral paid and received is recorded in Interest income — securities borrowed or purchased under resale agreements and Interest expense — other liabilities, respectively.
Impairment of financial assets
Impaired loans and allowance for credit losses
We classify a loan as impaired when, in our opinion, there is objective evidence of impairment as a result of one or more events that have occurred with a negative impact on the estimated future cash flows of the loan. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. Generally, loans on which repayment of principal or payment of interest is contractually 90 days in arrears are automatically considered impaired unless they are fully secured and in the process of collection. Notwithstanding management’s assessment of collectability, such loans are considered impaired if payments are 180 days in arrears. Exceptions are as follows:
•	Credit card loans are not classified as impaired and are fully written off when payments are contractually 180 days in arrears or upon customer bankruptcy. Commencing the fourth quarter of 2009, interest is accrued only to the extent that there is an expectation of receipt. Prior to that, interest was accrued until the loans were written-off. Refer to Note 5 for additional details.

•	Loans guaranteed or insured by the Canadian government, the provinces or a Canadian government agency are classified as impaired only when payments are contractually 365 days in arrears.
When a loan is classified as impaired, accrual of interest ceases. All uncollected interest is recorded as part of the loan’s carrying value for the purpose of determining the loan’s estimated realizable value and establishing allowances for credit losses. A loan is returned to performing status when all past due amounts, including interest have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms of the loan. No portion of cash received on any impaired loan is recorded as income until the loan is returned to performing status.
     An impaired loan is carried at its estimated realizable value determined by discounting the expected future cash flows at the interest rate inherent in the loan, or its net recoverable value.

Consolidated Financial Statements
     We establish and maintain an allowance for credit losses that we consider the best estimate of probable credit-related losses existing in our portfolio of on- and off-balance sheet financial instruments, giving due regard to current conditions. The allowance for credit losses consists of specific and general components. The allowance on undrawn credit facilities including letters of credit is reported in Other liabilities.
     Loans are written off against the related allowance for credit losses if there is no realistic prospect of future recovery and all collateral has been realized or transferred to CIBC. In subsequent periods, any recoveries of amounts previously written off are credited to the allowance for credit losses.
Specific allowance
We conduct ongoing credit assessments of the business and government loan portfolio on an account-by-account basis and establish specific allowances when impaired loans are identified. Residential mortgages, personal loans, and certain small business loan portfolios consist of large numbers of homogeneous balances of relatively small amounts, for which specific allowances are established by reference to historical ratios of write-offs to balances in arrears and to balances outstanding. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value. Credit card loans are not classified as impaired and a specific allowance is not established. The specific allowance previously established for credit card loans has been retroactively reclassified to the general allowance during the year. Refer to Note 5 for additional details.
General allowance
A general allowance is provided for losses which we estimate are inherent in the portfolio at the balance sheet date, but not yet specifically identified and, therefore, not yet captured in the determination of specific allowances. The allowance is provided for on- and off-balance sheet credit exposures that are not carried at fair value.
     The general allowance is established with reference to expected loss rates associated with different credit portfolios at different risk levels and the estimated time period for losses that are present but yet to be specifically identified, adjusting for our view of the current and ongoing economic and portfolio trends. The parameters that affect the general allowance calculation are updated regularly, based on our experience and that of the market in general.
     Expected loss rates for business loan portfolios are based on the risk rating of each credit facility and on the probability of default factors, as well as estimates of loss given default associated with each risk rating. The probability of default factors reflects our historical experience over an economic cycle, and is supplemented by data derived from defaults in the public debt markets. Loss given default estimates are based on our experience over past years. For consumer loan portfolios, expected losses are based on our historical loss rates and aggregate balances, adjusted for recent loss trends and performance within the retail portfolios.
Impairment for HTM and AFS securities
We are required to assess whether an investment is impaired at each balance sheet date if the investments are classified as HTM or AFS.
HTM debt securities
An HTM debt security would be identified as impaired when as a result of deterioration in credit quality there is no longer reasonable assurance of timely collection of the full amount of principal and interest. Impairment is determined using an incurred loss model and is recognized in earnings to reduce the debt security to its estimated realizable amount.
AFS debt securities
An AFS debt security would be identified as impaired when there is objective observable evidence that comes to the attention of the holder about the ability to collect the contractual principal or interest.
     Impairment is recognized through earnings to reduce the carrying value to its current fair value. Impairment losses previously recorded through earnings are to be reversed through earnings if the fair value subsequently increases and the increase can be objectively related to an event occurring after the impairment loss was recognized.
AFS equity instruments
Objective evidence of impairment for an investment in an AFS equity instrument exists if there has been a significant or prolonged decline in the fair value of the investment below its cost or if there is significant adverse change in the technological, market, economic or legal environment in which the issuer operates. In assessing OTTI, we also consider our intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.
     The accounting for an identified impairment is the same as described for AFS debt securities above with the exception that impairment losses previously recognized in income cannot be subsequently reversed.
Derivatives held for trading purposes
Our derivative trading activities are primarily driven by client trading activities. We may also take proprietary trading positions in the interest rate, foreign exchange, debt, equity and commodity markets, with the objective of earning income.
     All financial and commodity derivatives held for trading purposes are stated at fair value at the balance sheet date. Realized and unrealized trading gains and losses are included in Trading revenue. Derivatives with positive fair value are reported as assets, while derivatives with negative fair value are reported as liabilities, in both cases as Derivative instruments.
Derivatives held for asset/liability management (ALM) purposes
We use derivative instruments for ALM purposes to manage financial risks, such as movements in interest and foreign exchange rates. Derivatives are carried at fair value and are reported as assets where they have a positive fair value, and as liabilities where they have a negative fair value, in both cases as Derivative instruments.
Derivatives that qualify for hedge accounting
We apply hedge accounting for derivatives held for ALM purposes that meet the criteria specified in the CICA handbook section 3865 “Hedges”. There are three types of hedges: fair value, cash flow and hedges of net investments in self-sustaining foreign operations (NIFO). When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income. This includes instruments used for economic hedging purposes such as swap contracts relating to mortgage securitization that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865. The particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed, is documented. Hedge effectiveness requires a high correlation of changes in fair values or cash flows between the hedged and hedging items.
     We assess the effectiveness of derivatives in hedging relationships,

Consolidated Financial Statements
both at inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative exceeds the cumulative change in the fair value of expected future cash flows of the hedged item. The amount of ineffectiveness of hedging instruments is recorded immediately in income.
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. Changes in fair value attributed to the hedged risk are accounted for as basis adjustments to the hedged financial instruments and are recognized in net interest income. Changes in fair value from the hedging derivatives are also recognized in Net interest income. Accordingly, any hedge ineffectiveness, representing the difference between changes in fair value of the hedging derivative and changes in the basis adjustment to the hedged item, is also recognized in net interest income.
     Similarly, for foreign exchange hedges, changes in fair value from the hedging derivatives and non-derivatives are recognized in Foreign exchange other than trading (FXOTT). Changes in fair value of the hedged item from the hedged foreign exchange risk are accounted for as basis adjustments and are also recognized in FXOTT. Any difference between the two represents hedge ineffectiveness.
     If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment applied to the hedged item is then amortized over the remaining term of the hedged item. If the hedged item is sold, the unamortized basis adjustment is recognized immediately in income.
Cash flow hedges
We designate cash flow hedges primarily as part of interest rate risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by effectively converting certain variable-rate financial instruments to fixed-rate financial instruments and for hedging forecasted foreign currency denominated cash flows.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in income in future accounting periods, at which time an appropriate portion of the amount that was in AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in net interest income, FXOTT or in non-interest expenses immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss in AOCI is immediately recognized in income.
Hedges of net investments in self-sustaining foreign operations (NIFO)
We designate NIFO hedges to mitigate the foreign exchange risk on our net investments in self-sustaining operations.
     These hedges are accounted for in a similar manner to cash flow hedges. The effective portion of the changes in fair value of the hedging instruments relating to the changes in foreign currency spot rates is included in OCI (after taxes) until a reduction in the net investment occurs, at which time any gains or losses in AOCI are recognized in FXOTT and in income taxes. The ineffective portion of the change in fair value of the hedging instruments is recognized immediately in FXOTT.
Derivatives that do not qualify for hedge accounting
The change in fair value of derivatives not designated as accounting hedges but used to economically hedge FVO assets or liabilities is included in FVO revenue. The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either FXOTT or Non-interest income — other, as appropriate.
Embedded derivatives
All derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a freestanding derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives (which are classified together with the host instrument) are measured at fair value with changes therein recognized in non-interest income — other. The host contract is accreted to its maturity value through Interest expense or Interest income on an effective interest rate basis.
     Gains at inception on derivatives embedded in financial instruments bifurcated for accounting purposes are not recognized at inception; instead they are recognized over the life of the hybrid instrument.
Securitizations
Securitization of our own assets provides us with an additional source of liquidity. It may also reduce our risk exposure and provide regulatory capital relief. Our securitizations are accounted for as sales where we surrender control of the transferred assets and receive consideration other than beneficial interests in the transferred assets. When such sales occur, we may retain interest-only strips, one or more subordinated tranches and, in some cases, a cash reserve account, all of which are considered retained interests in the securitized assets.
     Gains or losses on securitizations accounted for as sales are recognized in Income from securitized assets. The amount of the gain or loss recognized depends on the previous carrying values of the receivables involved in the transfer, allocated between the assets sold and retained interests based on their relative fair values at the date of transfer. As market prices are generally not available for retained interests, we estimate fair value based on the present value of expected future cash flows. This requires us to estimate credit losses, rate of prepayments, discount rates, and other factors that influence the value of retained interests
     Retained interests in securitized assets are classified as AFS securities and are reviewed for impairment on a quarterly basis. Income from securitized assets comprises income from retained interests and servicing income, and is reported separately in the consolidated statement of operations.
Mortgage commitments
Mortgage interest rate commitments are extended to our retail clients at no charge in contemplation of borrowing to finance the purchase of homes under mortgages to be funded by CIBC in the future. These commitments are usually for periods of up to 90 days and generally entitle the borrower to receive funding at the lower of the interest rate at the time of the commitment and the rate applicable at funding date. We use financial instruments, such as interest rate derivatives, to economically hedge our exposure to an increase in interest rates. We carry our commitments to the retail clients (based on an estimate of the commitments expected to be exercised) and the associated economic hedges at fair value on the consolidated balance sheet. Changes in fair

Consolidated Financial Statements
value are recorded in non-interest income — other. In addition, as the commitments are an integral part of the mortgage, their initial fair value is recognized over the life of the resulting mortgages.
     The fair value of the mortgage commitment upon funding, if any, is released into income to offset the difference between the mortgage amount advanced and its fair value.
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third-party to pay its indebtedness when due.
     Guarantees are initially recognized at fair value, being the premium received, on the date the guarantee was given. No subsequent remeasurement of fair value is recorded unless the guarantee also qualifies as a derivative, upon which it is remeasured at fair value and included in Derivative instruments in assets or liabilities, as appropriate.
Accumulated other comprehensive income (AOCI)
AOCI is included on the consolidated balance sheet as a separate component (net of tax) of shareholders’ equity. It includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges.
Liabilities and equity
Preferred shares that are convertible into a variable number of common shares at the option of the holder are classified as liabilities on the consolidated balance sheet. Dividend payments and premium on redemptions arising from such preferred shares are reported as interest expense-preferred share liabilities.
Offsetting of financial assets and financial liabilities
Financial assets and financial liabilities are presented net when we have a legally enforceable right to set off the recognized amounts and intend to settle on a net basis or to realize the asset and settle the liability simultaneously.
Acceptances and customers’ liability under acceptances
Acceptances constitute a liability of CIBC on negotiable instruments issued to third parties by our customers. We earn a fee for guaranteeing and then making the payment to the third parties. The amounts owed to us by our customers in respect of these guaranteed amounts are reflected in assets as Customers’ liability under acceptances.
Land, buildings and equipment
Land is reported at cost. Buildings, furniture, equipment and leasehold improvements are reported at cost less accumulated amortization.
     Amortization is recorded on a straight-line basis as follows:

• Buildings	40 years

• Computer equipment	3 to 7 years

• Office furniture and other equipment	4 to 15 years

• Leasehold improvements	Over estimated useful life
Gains and losses on disposal are reported in Non-interest income — other.
Goodwill, software and other intangible assets
We use the purchase method of accounting for all business combinations. Identifiable intangible assets are recognized separately from goodwill and included in other intangible assets. Goodwill represents the excess of the purchase price over the fair value of the net tangible and other intangible assets acquired in business combinations. Goodwill is allocated to the reporting unit that is expected to benefit from the synergies of the business combination. Reporting units comprise business operations with similar economic characteristics and strategies. Goodwill and other intangible assets with an indefinite life are not amortized but are subjected to impairment review at least annually and, if impaired, are written down to fair value.
     The impairment test for goodwill is based on a comparison of the carrying amount of the reporting unit, including the allocated goodwill, with its fair value. When the carrying amount of a reporting unit exceeds its fair value, any impairment of goodwill is measured by comparing the carrying value of the goodwill with its implied fair value. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value of its net tangible and other intangible assets.
     The impairment test for other intangible assets with an indefinite life is based on a comparison of its carrying amount with its fair value.
     Intangible assets with a definite life are amortized over their estimated useful lives, generally not exceeding 20 years, and are also subjected to an assessment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Software is amortized on a straight-line basis over 2 to 10 years.
Future income taxes
We use the asset and liability method to provide for income taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. Future income tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.
Employee future benefits
We are the sponsor of a number of employee benefit plans. These plans include both defined benefit and defined contribution pension plans, and various other post-retirement and post-employment benefit plans.
Defined benefit plans
We accrue our obligations for defined benefit plans and related costs net of plan assets. The cost of pensions and other post-employment (including post-retirement) benefits earned by employees is actuarially determined using the projected benefit method prorated on service and our best estimate of expected return on plan assets, salary escalation, retirement ages of employees, mortality, and expected health-care costs. The discount rate used to value liabilities is based on market rates as at the measurement date.
     The expected return on plan assets is based on our best estimate of the long-term expected rate of return on plan assets and a market-related value of plan assets. The market-related value of plan assets is determined using a methodology where the difference between the actual and expected market value of plan assets is recognized over three years.
     Past service costs from plan amendments are amortized on a straight-line basis over the expected average remaining service period

Consolidated Financial Statements
over which employees become fully eligible for benefits, since it is expected that we will realize economic benefit from these plan changes during this period.
     Net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation or the market-related value of plan assets are also amortized on a straight-line basis over the expected average remaining service life of covered employees. Experience will often deviate from the actuarial assumptions resulting in actuarial gains or losses.
     The expected average remaining service life of employees covered by our defined benefit pension plans is 10 years (2008: 10 years). The expected average remaining service life of employees covered by our other post-employment benefit plans is 12 years (2008: 12 years).
     The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets and Other liabilities.
     A valuation allowance is recognized when the accrued benefit asset for any plan is greater than the future economic benefit expected to be realized from sponsoring the plan. A change in the valuation allowance is recognized in the consolidated statement of operations for the period in which the change occurs.
     When the restructuring of a defined benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.
Defined contribution plans
Costs for defined contribution plans are recognized during the year in which the service is provided.
Stock-based compensation
We provide compensation to directors and certain employees in the form of stock options and/or share-based awards.
     Compensation expense for share-based awards under the Restricted Share Program Award (RSA) Plan in respect of services already rendered is recognized in the year for which the grant is made. Compensation expense for similar awards in respect of future services is recognized over the applicable vesting period prior to the employee’s retirement eligible date. Settlement of grants made under these programs may be either in CIBC common shares or equivalent cash value in accordance with the terms of the grant. Forfeitures are recognized as they arise.
     Under our RSA Plan where grants are settled in CIBC shares, we hold an equivalent number of CIBC shares in a consolidated compensation trust. CIBC common shares held in the trust and the obligations to employees are offset in treasury shares. Any market gains or losses on the sale of shares arising from the forfeiture of unvested grants are recorded in Contributed surplus.
     Under our RSA plan where grants are settled in the cash equivalent of CIBC shares, changes in the obligation which arise from fluctuations in the market price of CIBC’s shares are recorded in the consolidated statement of operations as a compensation expense with a corresponding entry in other liabilities. In the event of forfeiture of unvested grants, the accumulated fair value of the grant liability is recognized as a reduction of compensation expense.
     Compensation expense in respect of awards under the Performance Share Unit (PSU) program in respect of services already rendered is recognized in the year for which the grant is made. In respect of awards for future services, compensation expense is recognized over the applicable vesting period prior to the employee’s retirement eligible date. The amount recognized is based on management’s best estimate of the number of PSUs expected to vest.
     The impact due to changes in CIBC’s share price in respect of cash-settled share based compensation under the RSA and PSU plans is hedged through the use of derivatives. The gains and losses on these derivatives are recognized in employee compensation and benefits, within the consolidated statement of operations either immediately or over the applicable vesting period.
     We use the fair value-based method to account for stock options granted to employees. The grant date value is recognized over the applicable vesting period prior to the employee’s retirement eligible date, as an increase to compensation expense and contributed surplus. When the options are exercised, the proceeds we receive, together with the amount in contributed surplus, are credited to common share capital. No expense was recognized for stock options granted prior to November 1, 2001; when these options are exercised, the proceeds received are credited to common share capital.
     Up to 50% of options relating to the Employee Stock Option Plan (ESOP) granted prior to 2000 can be exercised as stock appreciation rights (SARs). SARs obligations, which arise from changes in the market price of CIBC’s common shares, are recorded in the consolidated statement of operations with a corresponding entry in other liabilities. If SARs are exercised as purchases of shares, the exercise price, together with the relevant amount in other liabilities, representing the value of shares at the market price, is credited to common share capital.
     Amounts paid under the directors’ plans are charged to compensation expense. Obligations relating to deferred share units under the directors’ plans change with CIBC’s common share price, and the change is recognized as a compensation expense or credit in the year in which the change occurs.
     Our contribution under the Employee Share Purchase Plan (ESPP) is expensed as incurred.
Fee and commission income
Underwriting and advisory fees and commissions on securities transactions are recognized as revenue when the related services are completed. Deposit and payment fees and insurance fees are recognized over the period that the related services are provided.
     Card fees primarily include interchange income, late fees, cash advance fees and annual fees. Card fees are recognized as billed, except for annual fees, which are earned over a 12-month period.
     Investment management and custodial fees are primarily investment, estate and trust management fees and are recorded on an accrual basis. Prepaid fees are deferred and amortized over the contract term.
     Mutual fund fees are recorded on an accrual basis.
Earnings per share
Basic earnings per share (EPS) is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of common shares outstanding for the period.
     Diluted EPS is determined as net income minus dividends and premiums on preferred shares, divided by the weighted-average number of diluted common shares outstanding for the period. Diluted common shares reflect the potential dilutive effect of exercising the stock options based on the treasury stock method. The treasury stock method determines the number of incremental common shares by assuming that the outstanding stock options, whose exercise price is less than the average market price of CIBC’s common stock during the period, are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds from the assumed exercise of the options. When there is a loss, basic EPS equals diluted EPS.

Consolidated Financial Statements
Accounting Changes 2009
Financial instruments — recognition and measurement
On July 29, 2009, the CICA issued amendments to section 3855 “Financial Instruments — Recognition and Measurement”, with effect from November 1, 2008. The revised standard defines loans and receivables as non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. As a result of this change in definition, the following transitional provisions were applied effective November 1, 2008:
•	HTM debt instruments that met the revised definition of loans and receivables were required to be reclassified from HTM to loans and receivables;

•	Loans and receivables that an entity intended to sell immediately or in the near term were required to be classified as trading financial instruments; and

•	AFS debt instruments were eligible for reclassification to loans and receivables if they met the revised definition of loans and receivables. AFS debt instruments were eligible for reclassification to HTM if they had fixed and determinable payments and were quoted in an active market and the entity had the positive intention and ability to hold to maturity. The reclassification from AFS to loans and receivables or to HTM was optional and could be made on an instrument by instrument basis. We did not elect to reclassify any AFS securities.
     Following adoption of the revised standard:
•	Debt securities that meet the definition of loans and receivables at initial recognition may be classified as loans and receivables or designated as AFS or held for trading, but are precluded from being classified as HTM;

•	Impairment charges through earnings for HTM financial instruments are to be recognized for credit losses only, rather than on the basis of a full write down to fair value; and

•	Previously recognized OTTI losses on AFS debt securities are to be reversed through earnings if the increase in their fair value is related to an event that occurred subsequent to the recognition of the OTTI.
The adoption of the revised standard resulted in financial instruments previously classified as HTM being reclassified to loans and receivables with no impact to retained earnings or AOCI. Refer to Note 4 for additional details.
Financial instruments — disclosures
We adopted the amended CICA 3862 handbook section “Financial Instruments — Disclosures”, which expands financial instrument fair value measurement and liquidity risk management disclosures. The disclosures are provided in Notes 2, 14 and 29.
Intangible assets
Effective November 1, 2008, we adopted the CICA handbook section 3064, “Goodwill and Intangible Assets”, which replaced CICA handbook sections 3062, “Goodwill and Other Intangible Assets”, and 3450, “Research and Development Costs”. The new section establishes standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets.
     The adoption of this guidance did not result in a change in the recognition of our goodwill and intangible assets. However, we retroactively reclassified intangible assets relating to application software with net book value of $385 million as at October 31, 2008 from Land, buildings and equipment to Software and other intangible assets on our consolidated balance sheet.
2008
Leveraged leases
Effective November 1, 2007, we adopted the amended CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases”, which was based upon the Financial Accounting Standards Board Staff Position FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction”. The EIC required that a change in the estimated timing of cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease.
     The adoption of this guidance resulted in a $66 million charge to opening retained earnings as at November 1, 2007. An amount approximating this non-cash charge is being recognized into income over the remaining lease terms using the effective interest rate method.
Capital disclosures
Effective November 1, 2007, we adopted the CICA handbook section 1535, “Capital Disclosures”, which requires an entity to disclose its objective, policies and processes for managing capital. In addition, the section requires disclosure of summary quantitative information about capital components. See Note 17 for additional details.
Financial instruments
Effective November 1, 2007, we adopted the CICA handbook sections 3862 “Financial Instruments — Disclosures” and 3863 “Financial Instruments — Presentation”.
     These sections replace CICA handbook section 3861 “Financial Instruments — Disclosure and Presentation” and enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 29 for additional details.
     We adopted the amendments to the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement” and 3862 “Financial Instruments — Disclosures” and reclassified certain trading securities to HTM and AFS, from August 1, 2008. See Note 4 for additional details.
2007
Effective November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income”, 3251 “Equity” and 3861 “Financial Instruments — Disclosure and Presentation”.
     The adoption of the CICA handbook sections 3855 “Financial Instruments — Recognition and Measurement”, 3865 “Hedges”, 1530 “Comprehensive Income” and 3251 “Equity” have been applied as an adjustment to opening retained earnings and AOCI as at November 1, 2006. Prior period balances have not been restated other than the reclassification of Foreign currency translation adjustments to AOCI.
Prior year financial information
Certain prior year financial information has been reclassified to conform with the presentation adopted in the current year.
Future accounting policy changes
A description of future Canadian accounting policy changes is provided in Note 31. A description of future U.S. accounting policy changes is provided in Note 30.

Consolidated Financial Statements
Note 2 Fair Value of Financial Instruments
The purpose of this note is to present the fair values of on- and off-balance sheet financial instruments and to explain how we determine those values. Note 1, “Summary of Significant Accounting Policies” sets out the accounting treatment for each measurement category of financial instrument.
     Fair value represents our estimate of the price at which a financial instrument could be exchanged between knowledgeable and willing parties in an orderly arm’s length transaction motivated by normal business considerations. Fair value is best evidenced by an independent quoted market price for the same instrument in an active market. An active market is one where quoted prices are readily available, representing regularly occurring transactions. The determination of fair value requires judgment and is based on market information where available and appropriate. Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of valuation inputs (Level 1, 2 or 3) as outlined below.
     Where quoted markets exist and are considered active, these quoted prices are used to calculate fair value (Level 1). Bid or ask prices, where available in an active market, are used to determine the fair value of security positions as appropriate.
     Quoted market prices are not available for a significant portion of our on- and off-balance sheet financial instruments because of the lack of traded markets and even where such markets do exist, they may not be considered sufficiently active to be used as a final determinant of fair value.
     Markets are considered inactive when transactions are not occurring with sufficient regularity. Inactive markets may be characterized by a significant decline in the volume and level of observed trading activity or through large or erratic bid/offer spreads. In those instances where traded markets do not exist or are not considered sufficiently active, we measure fair value using valuation models. Valuation models may utilize predominantly observable market inputs (Level 2) or may utilize predominantly non-observable market inputs (Level 3). The valuation model and technique we select maximizes the use of observable market inputs to the extent possible and appropriate in order to estimate the price at which an orderly transaction would take place on our reporting date. We consider all reasonably available information including indicative broker quotations, any available pricing for similar instruments, recent arms length market transactions, any relevant observable market inputs, and our own internal model-based estimates. We apply judgment in determining the most appropriate inputs and the weighting we ascribe to each such input as well as in our selection of valuation methodologies. Regardless of the valuation technique we use, we incorporate assumptions that we believe market participants would make for credit, funding and liquidity considerations. When a valuation technique significantly utilizes non-observable market inputs or transaction prices, no inception profit or loss is recognized at the time the asset or liability is first recorded. Any gains or losses at inception would be recognized only in future periods over the term of the instruments or when market quotes or data become observable.
     Valuation adjustments are an integral component of our fair valuation process. To the extent necessary, we make valuation adjustments for market and model risks for derivatives and non-derivatives. We also have credit valuation adjustments (CVA) that factor in counterparty as well as our own credit risk, and for derivatives, a valuation adjustment for administration costs.
     Due to the judgment used in applying a wide variety of acceptable valuation techniques and models, as well as the use of estimates inherent in this process, estimates of fair value for the same or similar assets may differ among financial institutions. The calculation of fair value is based on market conditions as at each balance sheet date, and may not be reflective of ultimate realizable value.
     We have an ongoing process for evaluating and enhancing our valuation techniques and models. Where enhancements are made, they are applied prospectively, so that fair values reported in prior periods are not recalculated on the new basis.
Methods and assumptions
Financial instruments with fair value equal to book value
Where we consider any difference between fair and book values of on-balance sheet financial instruments to be insignificant, the fair value of these on-balance sheet financial instruments is assumed to equal their book value. These categories are: cash and non-interest bearing deposits with banks; short-term interest-bearing deposits with banks; securities borrowed or purchased under resale agreements; customers’ liability under acceptances; acceptances; obligations related to securities lent or sold under repurchase agreements; and other liabilities.
Securities
The fair value of securities and obligations related to securities sold short are based on quoted bid or ask market prices where available; otherwise, fair values are estimated using independent bid or ask quoted market prices for similar securities or other third-party evidence, as available.
     Securities for which no active market exists are valued using all reasonably available information including indicative broker quotation, as described below.
     For privately issued debt and equity securities, we estimate fair value using recent market transactions, where available. Otherwise, fair values are derived from valuation models using a market or income approach. These models consider various factors including projected cash flows, earnings, revenue or other third-party evidence as available. Private equity securities for which there is no quoted market price are carried at cost. The fair value of limited partnership investments is based upon net asset values published by third-party fund managers and is adjusted for more recent information where available and appropriate.
Loans
The fair value of variable-rate mortgages, which are largely prime rate based, is assumed to equal the book value. The fair value of fixed-rate mortgages is estimated, using a discounted cash flow calculation that uses market interest rates currently charged for mortgages with similar remaining terms. The valuation model used for mortgages takes into account prepayment optionality including consumer behaviour.
     The fair value of variable-rate loans and those that reprice frequently are assumed to be equal to their book value. The fair value for fixed-rate loans is estimated using a discounted cash flow calculation that uses market interest rates currently charged for loans with similar terms and credit risks. The fair value of loans is reduced by specific and general allowances for impaired loans and loans not yet specifically identified as impaired. The fair value of loans is not adjusted for the value of any credit derivatives used to manage the credit risk associated with them. The fair value of these credit derivatives is disclosed separately.
     Fair value option loans are valued using observable market inputs, wherever possible. In the absence of such pricing, we consider indicative broker quotes and internal models utilizing observable market inputs to the extent possible.

Consolidated Financial Statements
Other assets
Other assets mainly comprise accrued interest receivable, brokers’ client accounts, equity-accounted investments, and accounts receivable.
     Except as noted, the fair value of all other assets is assumed to be cost or amortized cost because we consider any difference not to be significant. For equity-accounted investments, we estimate fair value using quoted market prices or other recent market transactions, where available. Otherwise, fair value is derived from valuation models, except for instances where the benefits of estimating fair value for unquoted equity-accounted investments do not outweigh the related costs, in which case fair value is assumed to equal book value.
Deposits
The fair value of floating-rate deposits and demand deposits are assumed to be equal to their amortized cost. The fair value of fixed-rate deposits are determined by discounting the contractual cash flows using market interest rates currently offered for deposits of similar terms. The fair value of deposit liabilities with embedded optionality (cashable option) includes the fair value of those options. The fair value of equity and commodity linked notes includes the fair value of embedded equity and commodity options.
Subordinated indebtedness
The fair value is determined by reference to market prices for the same or similar debt instruments.
Preferred share liabilities
The fair value of these obligations is determined by reference to market prices for the same or similar financial instruments.
Derivative instruments
The fair value of derivatives is based on quoted market prices or broker quotations where available. Otherwise, a valuation technique is employed to estimate fair value on the basis of pricing models that incorporate current market measures for interest rates, currency exchange rates, equity prices and indices, credit spreads, corresponding market volatility levels and other market-based pricing factors.
     When index or reference asset levels are not based on active markets, we consider all reasonably available information including indicative broker quotations and our own internal models as described above.
     After arriving at these valuations, we consider whether a CVA is required to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. The CVA is driven off market observed credit spreads or proxy credit spreads or our assessment of recoverable values for each of the derivative counterparties. We also factor in our own credit risk and take into account credit mitigants such as collateral and netting arrangements.
     For credit derivatives purchased from financial guarantors, our CVA is generally driven off market observed credit spreads where available. For financial guarantors that do not have observable credit spreads or where observable credit spreads are available but do not reflect an orderly market (i.e. not representative of fair value) a proxy market spread is used. The proxy market credit spread is based on our internal credit rating for the particular financial guarantor. Credit spreads contain information on market (or proxy market) expectations of probability of default as well as loss given default. The credit spreads are applied in relation to the weighted average life of our exposure to the counterparties. For financial guarantor counterparties where a proxy market spread is used we also make an adjustment to reflect additional financial guarantor risk over an equivalently rated non-financial guarantor counterparty. The amount of the adjustment is dependent on all available internal and external market information for financial guarantors. The final CVA takes into account the expected correlation between the future performance of the underlying reference assets and that of the counterparties except for high quality reference assets where we expect no future credit degradation.
     Where appropriate on certain financial guarantors, we determined the CVA based on estimated recoverable amounts.
Mortgage commitments
The fair value of mortgage commitments, included in derivatives held for ALM, is for fixed-rate residential and commercial mortgage commitments and is based on changes in market interest rates between the commitment and the balance sheet dates. The valuation model takes into account the expected probability that outstanding commitments will be exercised.
Credit commitments
Other commitments to extend credit are primarily variable rate and, consequently, do not expose CIBC to interest rate risk, although they do expose CIBC to credit risk. These commitments generally contain provisions whereby drawn credit commitments are priced based on the credit quality of the obligor at the date funds are drawn. As noted above, the credit exposure on loan commitments is included in our assessment of the specific and general allowances and, hence, no further adjustments are made.
Sensitivities to non-observable inputs
Financial instruments carried at fair value include certain positions that have market values derived from inputs which we consider to be non-observable ($5,320 million of assets and $5,820 million of liabilities). Many of these positions are in our structured credit run-off business ($3,512 million of assets and $5,006 million of liabilities) and are valued using inputs such as indicative broker quotations and internal models with estimated market inputs, which we consider to be non-observable. In addition, we have certain AFS securities and swap arrangements relating to the sale of securitized assets that are sensitive to prepayment rates and liquidity rates respectively, both of which we consider to be non-observable market inputs.
     The effect of changing one or more of the assumptions to fair value these instruments to reasonably possible alternatives would impact net income as described below.
     Our unhedged structured credit exposures (U.S. residential mortgage market (USRMM) and non-USRMM) are sensitive to changes in mark-to-market, generally as derived from indicative broker quotations and internal models as described above. A 10% adverse change in mark-to-market of the underlyings would result in a loss of approximately $33 million in our unhedged USRMM portfolio and $66 million in our unhedged non-USRMM portfolio, excluding unhedged loans (reclassified from HTM) and before the impact of our transaction with Cerberus Capital Management LP (Cerberus) to obtain downside protection on our USRMM exposures.
     A 10% reduction in the mark-to-market of our on-balance sheet hedged structured credit positions, other than those classified as loans, and a 10% increase in the fair value (before CVA) of all credit derivatives in our hedged structured credit positions would result in a net loss of approximately $59 million before the impact of the Cerberus transaction.
     The impact of a 10% reduction in receivable net of CVA from financial guarantors would result in a net loss of approximately $154 million.
     A 10% increase in prepayment rates pertaining to our retained interests related to the interest-only strip resulting from the sale of securitized assets would result in a net loss of approximately $33 million. A 20 basis point decrease in liquidity rates used to fair value our derivatives related to the sale of securitized assets would result in a loss of approximately $104 million.

Consolidated Financial Statements
Fair Value of Financial Instruments

$ millions, as at October 31						2009
		Book value
		Fair value
		through	Fair value			Fair value
	Amortized	statement	through		Fair	over (under)
	cost	of operations	OCI	Total	value	book value

Financial assets
Cash and deposits with banks	$7,007	$—	$—	$7,007	$7,007	$—
Securities	823	37,416	39,337	77,576	77,849	273
Securities borrowed or purchased under resale agreements	32,751	—	—	32,751	32,751	—
Loans
Residential mortgages	86,110	—	—	86,110	86,878	768
Personal	33,328	—	—	33,328	33,358	30
Credit card	11,259	—	—	11,259	11,259	—
Business and government	36,289	226	—	36,515	36,284	(231)
Derivative instruments	—	24,696	—	24,696	24,696	—
Customers’ liability under acceptances	8,397	—	—	8,397	8,397	—
Other assets	9,182	—	—	9,182	9,201	19

Financial liabilities
Deposits
Personal	108,324	—	—	108,324	108,959	635
Business and government	102,724	4,485	—	107,209	108,626	1,417
Bank	7,584	—	—	7,584	7,586	2
Derivative instruments	—	27,162	—	27,162	27,162	—
Acceptances	8,397	—	—	8,397	8,397	—
Obligations related to securities sold short	—	5,916	—	5,916	5,916	—
Obligations related to securities lent or sold under repurchase agreements	37,453	—	—	37,453	37,453	—
Other liabilities	10,909	—	—	10,909	10,909	—
Subordinated indebtedness	5,157	—	—	5,157	5,313	156
Preferred share liabilities	600	—	—	600	628	28

$ millions, as at October 31						2008
		Book value
		Fair value
		through	Fair value			Fair value
	Amortized	statement	through		Fair	over (under)
	cost	of operations	OCI	Total	value	book value

Financial assets
Cash and deposits with banks	$8,959	$—	$—	$8,959	$8,959	$—
Securities	7,682	59,105	12,384	79,171	78,909	(262)
Securities borrowed or purchased under resale agreements	35,596	—	—	35,596	35,596	—
Loans
Residential mortgages	90,649	—	—	90,649	91,821	1,172
Personal	31,631	—	—	31,631	31,661	30
Credit card	10,480	—	—	10,480	10,480	—
Business and government	37,709	1,006	—	38,715	38,841	126
Derivative instruments	—	28,644	—	28,644	28,644	—
Customers’ liability under acceptances	8,848	—	—	8,848	8,848	—
Other assets	9,888	—	—	9,888	9,900	12

Financial liabilities
Deposits
Personal	99,477	—	—	99,477	99,831	354
Business and government	111,494	6,278	—	117,772	118,015	243
Bank	15,593	110	—	15,703	15,707	4
Derivative instruments	—	32,742	—	32,742	32,742	—
Acceptances	8,848	—	—	8,848	8,848	—
Obligations related to securities sold short	—	6,924	—	6,924	6,924	—
Obligations related to securities lent or sold under repurchase agreements	38,023	—	—	38,023	38,023	—
Other liabilities	10,410	—	—	10,410	10,410	—
Subordinated indebtedness	6,658	—	—	6,658	6,446	(212)
Preferred share liabilities	600	—	—	600	601	1

Consolidated Financial Statements
Fair Value of Derivative Instruments

$ millions, as at October 31			2009			2008
	Positive	Negative	Net	Positive	Negative	Net

Held for trading(1)
Interest rate derivatives
Forward rate agreements	$42	$8	$34	$71	$38	$33
Swap contracts	11,574	11,520	54	9,292	8,944	348
Purchased options	1,257	—	1,257	1,036	—	1,036
Written options	—	1,276	(1,276)	—	1,109	(1,109)

Total interest rate derivatives	12,873	12,804	69	10,399	10,091	308

Foreign exchange derivatives
Forward contracts	1,180	1,021	159	3,403	3,102	301
Swap contracts	2,999	2,939	60	3,952	3,850	102
Purchased options	130	—	130	238	—	238
Written options	—	183	(183)	—	209	(209)

Total foreign exchange derivatives	4,309	4,143	166	7,593	7,161	432

Credit derivatives
Swap contracts	4	276	(272)	357	308	49
Purchased options	2,275	25	2,250	3,770	37	3,733
Written options	1	4,226	(4,225)	—	6,877	(6,877)

Total credit derivatives	2,280	4,527	(2,247)	4,127	7,222	(3,095)

Equity derivatives(2)	1,066	1,051	15	2,180	2,389	(209)

Precious metal derivatives(2)	17	26	(9)	49	110	(61)

Other commodity derivatives(2)	755	624	131	1,228	1,517	(289)

Total held for trading	21,300	23,175	(1,875)	25,576	28,490	(2,914)

Held for ALM
Interest rate derivatives
Swap contracts	3,055	3,886	(831)	2,407	3,493	(1,086)
Purchased options	17	—	17	15	—	15
Written options	—	11	(11)	—	15	(15)

Total interest rate derivatives	3,072	3,897	(825)	2,422	3,508	(1,086)

Foreign exchange derivatives
Forward contracts	6	4	2	6	195	(189)
Swap contracts	292	67	225	291	516	(225)
Written options	—	1	(1)	—	1	(1)

Total foreign exchange derivatives	298	72	226	297	712	(415)

Credit derivatives
Purchased options	25	4	21	349	4	345

Total credit derivatives	25	4	21	349	4	345

Equity derivatives(2)	1	14	(13)	—	28	(28)

Total held for ALM	3,396	3,987	(591)	3,068	4,252	(1,184)

Total fair value	24,696	27,162	(2,466)	28,644	32,742	(4,098)
Less: effect of master netting agreements	(16,030)	(16,030)	—	(16,798)	(16,798)	—

	$8,666	$11,132	$(2,466)	$11,846	$15,944	$(4,098)

Average fair value of derivatives held for trading(3)
Interest rate derivatives	$15,792	$15,429	$363	$7,874	$7,233	$641
Foreign exchange derivatives	5,887	5,887	—	5,589	5,161	428
Credit derivatives	3,398	6,479	(3,081)	5,089	7,123	(2,034)
Equity derivatives	1,372	1,468	(96)	2,325	2,743	(418)
Precious metal derivatives	48	63	(15)	49	103	(54)
Other commodity derivatives	1,174	1,228	(54)	1,810	1,711	99

	$27,671	$30,554	$(2,883)	$22,736	$24,074	$(1,338)

(1)	Includes positive and negative fair values of $551 million (2008: $1,242 million) and $675 million (2008: $1,407 million), respectively, for exchange-traded options.

(2)	Comprises forwards, swaps and options.

(3)	Average fair value represents monthly averages.

Consolidated Financial Statements
The table below presents the Level in the fair value hierarchy into which the fair values of financial instruments that are carried at fair value on the consolidated balance sheet are categorized:

	Level 1	Level 2	Level 3
		Valuation technique –	Valuation technique –
$ millions, as at October 31, 2009	Quoted market price	observable market inputs	non–observable market inputs

Assets
Trading securities
Government issued or guaranteed securities	$5,710	$1,843	$139
Corporate equity	4,522	553	—
Corporate debt	191	762	20
Mortgage- and asset-backed securities	—	169	1,201

	$10,423	$3,327	$1,360

AFS securities
Government issued or guaranteed securities	$28,045	$3,357	$10
Corporate debt	1,688	949	35
Mortgage- and asset-backed securities	—	3,906	1,237
Corporate public equity	40	55	15

	$29,773	$8,267	$1,297

FVO securities	1,330	20,976	—
FVO loans	—	16	210
Derivative instruments	531	21,712	2,453

Total assets	$42,057	$54,298	$5,320

Liabilities
Obligations related to securities sold short	$(4,780)	$(1,136)	$—
FVO deposits	—	(3,796)	(689)
Derivative instruments	(664)	(21,367)	(5,131)

Total liabilities	$(5,444)	$(26,299)	$(5,820)

The table below presents the changes in fair value of Level 3 assets, liabilities and derivative assets and liabilities net, for the year ended October 31, 2009. These instruments are measured at fair value utilizing non-observable market inputs. We often hedge positions with offsetting positions that may be classified in a different Level. As a result, the gains and losses for assets and liabilities in the Level 3 category presented in the table below do not reflect the effect of offsetting gains and losses on the related hedging instruments that are classified in Level 1 and Level 2.
     The total net gains recognized in the consolidated statement of operations, on the financial instruments, for which fair value was estimated using a valuation technique requiring non-observable market parameters, was $654 million (2008: net loss of $7,497 million).

		Net realized/unrealized
		gains/(losses) included in
				Transfer in	Purchases, sales,
	Opening	Net income/		and out	issuances and	Closing	Unrealized
$ millions, as at October 31, 2009	balance	(losses)(1)	OCI	of Level 3	settlements	balance	gains/(losses)(2)

Financial assets
Trading securities	$854	$(36)	$—	$—	$542	$1,360	$(139)
AFS securities	894	1,008	24	—	(629)	1,297	665
FVO securities and loans	257	6	—	—	(53)	210	(5)

	$2,005	$978	$24	$—	$(140)	$2,867	$521

Financial liabilities
FVO deposits	$(733)	$296	$—	$—	$(252)	$(689)	$—
Derivative instruments (net)	(3,939)	(620)	—	(20)	1,901	(2,678)	(818)

	$(4,672)	$(324)	$—	$(20)	$1,649	$(3,367)	$(818)

(1)	Includes foreign currency gains and losses.

(2)	Changes in unrealized gains/(losses) included in earnings for instruments held as at October 31, 2009.
Note 3 Significant Disposition and Acquisition
Sale of some of our U.S. businesses
Effective January 1, 2008, we sold our U.S.-based investment banking, leveraged finance, equities and related debt capital markets businesses and our Israeli investment banking and equities businesses (the “transferred businesses”) to Oppenheimer Holdings Inc. (Oppenheimer). The sale of certain other U.S. capital market-related businesses located in the U.K. and Asia to Oppenheimer closed in the fourth quarter of 2008. In consideration, Oppenheimer provided us warrants for one million shares exercisable at the end of five years, and will pay us a minimum deferred purchase price of US$25 million at the end of five years based on the earnings of the transferred businesses. We provided indemnities in respect of certain costs that Oppenheimer may incur in integrating the transferred businesses which expired in the year.
     In 2008, we wrote off the goodwill associated with the transferred businesses, recognized losses on certain leasehold

Consolidated Financial Statements
improvements and computer equipment and software, and recorded liabilities with respect to certain contracts that are no longer required as part of our continuing operations. In addition, we accelerated the recognition of the cost of certain RSAs granted to employees that were transferred to Oppenheimer.
     The RSAs issued by CIBC and held by employees transferred to Oppenheimer will continue to vest in accordance with their original terms. To support this compensation arrangement, Oppenheimer will reimburse CIBC for the cost of these RSAs to the extent they vest, at which time we will record the reimbursements in other non-interest income.
     As a result, we recorded a non-interest income of $19 million in 2009. In 2008, we recorded a loss of $21 million in other non-interest income, which was net of RSA reimbursements that became receivable from Oppenheimer. We also recorded impairment and other charges of $3 million (2008: $36 million) in other non-interest expenses related to our remaining U.S. operations.
     Pursuant to the sale agreement, CIBC invested in a US$100 million subordinated debenture issued by Oppenheimer and is providing certain credit facilities to Oppenheimer and its investment banking clients to facilitate Oppenheimer’s business, with each loan subject to approval by CIBC’s credit committee.
     Excluding the losses noted above, the transferred businesses contributed the following to our results for the two months ended December 31, 2007:

2007
$ millions, for the two months ended	Dec. 31

Net interest income	$1
Non-interest income	58

Total revenue	59
Non-interest expenses	48

Income before taxes and non-controlling interests	11
Income taxes	6

Net income	$5

Acquisition of FirstCaribbean International Bank
Step 1 Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclays Bank PLC’s (Barclays) interest in FirstCaribbean, which represented a further 39.3% ownership interest. As a result of this transaction (the Step 1 Acquisition), we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million ($1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
Step 2 Acquisition
On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean (the Step 2 Acquisition) in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     The Step 1 Acquisition and the Step 2 Acquisition transactions have been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     The allocation of the purchase equation was finalized in the third quarter of 2007. Details of the aggregate consideration given and the fair value of net assets acquired are as follows:

	Step 1	Step 2	Closing
$ millions	Acquisition	Acquisition	Adjustments	Total

Aggregate consideration
Purchase consideration (paid in cash)	$1,153	$250	$—	$1,403
Transaction costs, net of tax	8	2	—	10
Carrying value of equity investment in FirstCaribbean prior to acquisition	840	—	—	840

	$2,001	$252	$—	$2,253

Fair value of net assets acquired
Cash and deposits with banks	$3,107	$—	$—	$3,107
Securities	3,934	—	8	3,942
Loans	6,667	—	(27)	6,640
Goodwill	958	84	19	1,061
Other intangible assets	267	45	(6)	306
Other assets	876	8	—	884

Total assets acquired	15,809	137	(6)	15,940

Deposits	10,921	—	—	10,921
Other liabilities	2,386	4	(6)	2,384
Subordinated indebtedness	232	—	—	232
Non-controlling interest	269	(119)	—	150

Total liabilities assumed	13,808	(115)	(6)	13,687

Net assets acquired	$2,001	$252	$—	$2,253

Subsequent to the Step 2 Acquisition transaction, the total other intangible assets acquired include a core deposit intangible of $282 million and the FirstCaribbean brandname of $24 million. The core deposit intangible is amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.
     Goodwill recognized as part of the acquisition is not deductible for tax purposes.
     As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at October 31, 2007 declined to 91.4%. As at October 31, 2009, there was no change in the ownership interest.

Consolidated Financial Statements
Note 4 Securities

	Residual term to contractual maturity
									No specific
	Within 1 year		1 to 5 years		5 to 10 years		Over 10 years		maturity		2009 Total		2008 Total
	Carrying		Carrying		Carrying		Carrying		Carrying		Carrying		Carrying
$ millions, as at October 31	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)	value	Yield(1)

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$4,853	0.7%	$13,215	2.7%	$33	3.0%	$11	5.9%	$—	—%	$18,112	2.1%	$5,224	3.4%
Other Canadian governments	109	3.3	1,629	3.8	272	1.3	473	6.1	—	—	2,483	3.9	982	4.6
U.S. Treasury	6,926	0.1	109	2.5	1	4.1	—	—	—	—	7,036	0.1	127	3.1
Other foreign governments	535	1.4	2,859	3.2	159	5.9	228	6.9	—	—	3,781	3.3	998	6.6
Mortgage-backed securities(2)	446	3.8	1,960	3.3	27	4.7	751	5.2	—	—	3,184	3.8	1,743	5.1
Asset-backed securities	525	4.5	1,023	4.6	403	5.4	8	—	—	—	1,959	4.7	1,519	3.4
Corporate public debt	1,372	0.3	779	4.9	329	2.9	40	9.1	—	—	2,520	2.2	1,343	5.7
Corporate private debt	20	4.1	46	4.6	12	8.6	74	6.1	—	—	152	5.0	323	6.7

Total debt securities	14,786		21,620		1,236		1,585		—		39,227		12,259

Corporate public equity(3)	—	—	—	—	—	—	—	—	110	—	110	—	125	—
Corporate private equity	43	5.0	—	—	—	—	—	—	780	—	823	—	918	—

Total equity securities	43		—		—		—		890		933		1,043

Total AFS securities	$14,829		$21,620		$1,236		$1,585		$890		$40,160		$13,302

HTM securities
Asset—backed securities	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%	$—	—%	$6,764	5.3%

Total HTM securities	$—		$—		$—		$—		$—		$—		$6,764

Trading securities
Securities issued or guaranteed by:
Canadian federal government	$2,079		$3,071		$391		$195		$		$5,736		$7,180
Other Canadian governments	631		406		190		243		—		1,470		1,678
U.S. Treasury and agencies(4)	92		68		48		5		—		213		9,906
Other foreign governments	—		272		—		1		—		273		1,844
Mortgage-backed securities(5)	5		108		2		62		—		177		868
Asset-backed securities	820		3		12		358		—		1,193		558
Corporate public debt	321		308		154		190		—		973		5,502
Corporate public equity	—		—		—		—		5,075		5,075		9,708

Total trading securities	$3,948		$4,236		$797		$1,054		$5,075		$15,110		$37,244

FVO securities
Securities issued or guaranteed by:
Canadian federal government	$107		$1,095		$132		$—		$—		$1,334		$615
U.S. Treasury and agencies	—		105		—		—		—		105		159
Mortgage-backed securities(6)	1,207		18,901		426		68		—		20,602		20,758
Asset-backed securities	—		—		3		262		—		265		329

Total FVO securities	$1,314		$20,101		$561		$330		$—		$22,306		$21,861

Total securities(7)	$20,091		$45,957		$2,594		$2,969		$5,965		$77,576		$79,171

(1)	Represents the weighted-average yield, which is determined by applying the weighted average of the yields of individual fixed income securities and the stated dividend rates of corporate and private equity securities.

(2)	Includes securities backed by mortgages insured by the Canada Mortgage and Housing Corporation (CMHC) with amortized cost of $1,862 million (2008: $422 million) and fair value of $1,927 million (2008: $436 million); securities issued by Federal National Mortgage Association (Fannie Mae), having amortized cost of $414 million (2008: $804 million) and fair value of $422 million (2008: $771 million); securities issued by Federal Home Loan Mortgage Corporation (Freddie Mac), having amortized cost of $257 million (2008: $321 million) and fair value of $262 million (2008: $309 million); and securities issued by Government National Mortgage Association, a U.S. government corporation (Ginnie Mae), with amortized cost of $80 million (2008: $131 million) and fair value of $81 million (2008: $122 million).

(3)	The carrying value does not take into account any adjustments for resale restrictions that expire within one year or for future expenses.

(4)	Includes securities issued by Fannie Mae nil (2008: $843 million) and Freddie Mac nil (2008: $1.1 billion).

(5)	Includes securities issued by Fannie Mae nil (2008: $331 million); securities issued by Freddie Mac nil (2008: $176 million); securities backed by mortgages insured by the CMHC $13 million (2008: $20 million); and securities issued by Ginnie Mae nil (2008: $13 million).

(6)	Includes securities backed by mortgages insured by the CMHC $20.4 billion (2008: $20.5 billion); securities issued by Fannie Mae $103 million (2008: $124 million); and securities issued by Ginnie Mae $68 million (2008: $86 million).

(7)	Includes securities denominated in U.S. dollars with carrying value of $19.1 billion (2008: $31.7 billion) and securities denominated in other foreign currencies with carrying value of $0.9 billion (2008: $2.6 billion).

Consolidated Financial Statements
Reclassification of Securities
Beginning August 1, 2008, due to the unprecedented extent of the deterioration in global market conditions and the lack of an active trading market, we changed our intention to hold certain positions either to maturity or for the foreseeable future and reclassified these positions out of trading securities to HTM and AFS at fair value as at the reclassification date. The difference between the new amortized cost based on the fair value at the date of reclassification and the expected recoverable principal amount is amortized over the remaining life of the reclassified assets using the effective interest rate method.
     In July 2009, amendments made to section 3855 require HTM securities with fixed or determinable payments that are not quoted in an active market at November 1, 2008 to be reclassified to loans and receivables category. The impact of adoption of these provisions was to reclassify HTM securities with carrying value of $6,764 million effective November 1, 2008, to loans. In addition, during the year we acquired HTM securities with purchase price of $298 million that were reclassified to loans subsequent to the issuance of the amendments made to section 3855. This reclassification had no impact on our opening retained earnings or accumulated other comprehensive income. None of the securities reclassified were impaired at the time of transfer.
     The following tables show the carrying values, fair values, and income or loss impact of the assets reclassified to date:

$ millions, as at October 31	2009				2008
	Reclassified in 2009		Reclassified in 2008
	Fair value	Carrying value	Fair value	Carrying value	Fair value	Carrying value

Trading assets previously reclassified to HTM (currently in loans)	—	—	$5,843	$6,202	$6,135	$6,764
Trading assets previously reclassified to AFS	84	84	786	786	1,078	1,078

Total financial assets reclassified	$84	$84	$6,629	$6,988	$7,213	$7,842

	For the year	For the three
	ended	months ended
	October 31	October 31
$ millions	2009	2008

Income (loss) recognized on securities reclassified
Gross income recognized in income statement	$284	$389
Impairment write-downs	(100)	—
Funding related interest expenses	(149)	(46)

Net income recognized, before taxes	$35	$343

Impact on net income if reclassification had not been made

On trading assets previously reclassified to HTM (currently in loans)	$(269)	$629
On trading assets previously reclassified to AFS	(25)	8

(Increase) decrease in income, before taxes	$(294)	$637

As of the reclassification date, effective interest rates on trading securities reclassified to AFS in the current year ranged from 1% to 12% (2008: 3% to 13%) with expected recoverable cash flows of $145 million (2008: $1.2 billion).
Fair Value of AFS and HTM Securities

$ millions, as at October 31	2009				2008
		Gross	Gross			Gross	Gross
	Amortized	unrealized	unrealized	Fair	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value	cost	gains	losses	value

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$18,072	$57	$(17)	$18,112	$5,195	$31	$(2)	$5,224
Other Canadian governments	2,448	36	(1)	2,483	1,012	—	(30)	982
U.S. Treasury	7,024	12	—	7,036	124	3	—	127
Other foreign governments	3,732	53	(4)	3,781	1,018	1	(21)	998
Mortgage-backed securities(1)	3,105	86	(7)	3,184	1,777	24	(58)	1,743
Asset-backed securities	1,998	9	(48)	1,959	1,511	8	—	1,519
Corporate public debt	2,497	29	(6)	2,520	1,425	—	(82)	1,343
Corporate public equity(2)	125	25	(40)	110	141	6	(21)	126
Corporate private debt	164	3	(15)	152	325	7	(9)	323
Corporate private equity(3)	823	312	(39)	1,096	918	398	(32)	1,284

Total AFS securities	$39,988	$622	$(177)	$40,433	$13,446	$478	$(255)	$13,669

HTM securities
Asset-backed securities	$—	$—	$—	$—	$6,764	$—	$(629)	$6,135

Total HTM securities	$—	$—	$—	$—	$6,764	$—	$(629)	$6,135

(1)	Includes securities backed by mortgages insured by the CMHC with amortized cost of $1,862 million (2008: $422 million) and fair value of $1,927 million (2008: $436 million) and securities issued by Ginnie Mae with amortized cost of $80 million (2008: $131 million) and fair value of $81 million (2008: $122 million).

(2)	Includes certain restricted securities with fair value exceeding book value by nil (2008: $0.6 million).

(3)	Carried at amortized cost on the consolidated balance sheet as these do not have quoted market values in an active market.

Consolidated Financial Statements
For AFS securities where the fair value is less than the amortized cost, the following table presents current fair value and associated unrealized losses for periods less than 12 months and 12 months or longer:

$ millions, as at October 31	2009						2008
	Less than 12 months		12 months or longer			Total	Less than 12 months		12 months or longer			Total
		Gross		Gross		Gross		Gross		Gross		Gross
	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized	Fair	unrealized
	value	losses	value	losses	value	losses	value	losses	value	losses	value	losses

AFS securities
Securities issued or guaranteed by:
Canadian federal government	$2,446	$(17)	$—	$—	$2,446	$(17)	$707	$(2)	$—	$—	$707	$(2)
Other Canadian governments	224	(1)	—	—	224	(1)	821	(30)	—	—	821	(30)
U.S. Treasury	2,868	—	—	—	2,868	—	—	—	—	—	—	—
Other foreign governments	551	(4)	—	—	551	(4)	399	(21)	—	—	399	(21)
Mortgage-backed securities	989	(7)	—	—	989	(7)	1,185	(57)	15	(1)	1,200	(58)
Asset-backed securities	953	(48)	—	—	953	(48)	—	—	—	—	—	—
Corporate public debt	482	(6)	—	—	482	(6)	1,134	(82)	—	—	1,134	(82)
Corporate public equity	—	—	75	(40)	75	(40)	3	(3)	96	(18)	99	(21)
Corporate private debt	801	(15)	—	—	801	(15)	106	(9)	—	—	106	(9)
Corporate private equity	227	(37)	9	(2)	236	(39)	62	(32)	—	—	62	(32)

Total AFS securities	$9,541	$(135)	$84	$(42)	$9,625	$(177)	$4,417	$(236)	$111	$(19)	$4,528	$(255)

HTM securities
Asset-backed securities	$—	$—	$—	$—	$—	$—	$6,135	$(629)	$—	$—	$6,135	$(629)

Total HTM securities	$—	$—	$—	$—	$—	$—	$6,135	$(629)	$—	$—	$6,135	$(629)

Total	$9,541	$(135)	$84	$(42)	$9,625	$(177)	$10,552	$(865)	$111	$(19)	$10,663	$(884)

     As at October 31, 2009, the amortized cost of 279 AFS securities that are in a gross unrealized loss position (2008: 176 securities) exceeded their fair value by $177 million (2008: $255 million). The securities that have been in a gross unrealized loss position for more than a year include 5 AFS securities (2008: 10 securities), with a gross unrealized loss of $42 million (2008: $19 million).
     We have determined that any unrealized losses on our AFS securities are temporary in nature. The table below presents realized gains, losses and impairment write-downs on AFS securities. There were no HTM securities as at October 31, 2009. As at October 31, 2008, the amortized cost of 48 HTM securities that were in a gross unrealized loss position exceeded their fair value by $629 million.

$ millions, for the year ended October 31	2009	2008	2007

AFS securities(1)
Realized gains	$1,224	$416	$637
Realized losses	(736)	(112)	(67)
Impairment write-downs
Debt securities	(122)	(202)	(17)
Equity securities	(91)	(142)	(32)

	$275	$(40)	$521

(1)	Corporate private equity amounting to $32 million (2008: $99 million) carried at amortized cost on the consolidated balance sheet was sold during the year, resulting in net realized gains of $28 million (2008: $48 million).

Consolidated Financial Statements
Note 5 Loans(1)(2)

$ millions, as at October 31					2009						2008
	Gross	Specific	General	Total			Gross	Specific	General	Total
	amount	allowance	allowance	allowance	Net total		amount	allowance	allowance	allowance	Net total

Amortized cost
Residential mortgages	$86,152	$35	$7	$42	$86,110		$90,695	$36	$10	$46	$90,649
Personal(3)	33,869	258	283	541	33,328		32,124	207	286	493	31,631
Credit card	11,808	—	549	549	11,259		10,829	—	349	349	10,480
Business and government	37,117	442	386	828	36,289	(4)	38,267	200	358	558	37,709

	168,946	735	1,225	1,960	166,986		171,915	443	1,003	1,446	170,469
Designated at fair value
Business and government (Note 13)	226	—	—	—	226		1,006	—	—	—	1,006

	$169,172	$735	$1,225	$1,960	$167,212		$172,921	$443	$1,003	$1,446	$171,475

(1)	Loans are net of unearned income of $226 million (2008: $208 million).

(2)	Includes gross loans of $19.4 billion (2008: $19.9 billion) denominated in U.S. dollars and of $3.1 billion (2008: $1.9 billion) denominated in other foreign currencies.

(3)	Includes $219 million (2008: $235 million), including a non-recourse portion of approximately $4 million (2008: $9 million), relating to loans to certain individuals while employed by CIBC to finance a portion of their participation in funds which make private equity investments on a side-by-side basis with CIBC and its affiliates. These loans are secured by the borrowers’ interest in the funds. Of these, $190 million (2008: $200 million) relate to individuals who are no longer employed by CIBC.

(4)	Includes HTM securities reclassified to loans during the year. Refer to Note 4 for additional details.
Loan Maturities

	Residual term to contractual maturity
	Within	1 to 5	5 to 10	Over	2009
$ millions, as at October 31	1 year	years	years	10 years	Total

Residential mortgages	$7,602	$69,021	$6,405	$3,124	$86,152
Personal	14,301	18,736	406	426	33,869
Credit card	3,035	8,773	—	—	11,808
Business and government	14,262	11,957	4,335	6,789	37,343

	$39,200	$108,487	$11,146	$10,339	$169,172

Sensitivity of loans due after one year to changes in interest rates
Fixed interest rates		$49,558	$7,052	$1,011	$57,621
Floating interest rates		58,929	4,094	9,328	72,351

		$108,487	$11,146	$10,339	$129,972

Allowance for Credit Losses
As credit card loans are not specifically identified as impaired, during the year, we reclassified the specific allowance related to credit card loans to the general allowance; prior period information has been restated to reflect this change.
     Commencing the fourth quarter, interest income on credit card loans is only accrued where there is an expectation of receipt. Previously, interest income was accrued until the credit card loans were written off upon 180 days in arrears or when notified of customer bankruptcy. This change resulted in a decrease in interest income and a decrease in provision for credit losses of approximately $14 million and $18 million respectively for the year.
Specific Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total specific allowance
$ millions, as at or for the
year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Balance at beginning of year	$36	$30	$13	$207	$207	$245	$—	$—	$—	$200	$194	$181	$443	$431	$439
Provision for credit losses	10	6	6	364	242	280	646	347	277	392	105	51	1,412	700	614
Write-offs(4)	(9)	(4)	(7)	(344)	(286)	(377)	(714)	(412)	(331)	(156)	(148)	(146)	(1,223)	(850)	(861)
Recoveries	—	—	—	25	29	26	68	64	55	28	21	66	121	114	147
Transfer from general(1)	—	—	—	10	5	5	—	—	—	—	—	—	10	5	5
Other(2)	(2)	4	18	(4)	10	28	—	1	(1)	(22)	28	42	(28)	43	87

Balance at end of year(3)	$35	$36	$30	$258	$207	$207	$—	$—	$—	$442	$200	$194	$735	$443	$431

(1)	Related to student loan portfolio.

(2)	2007 included $117 million related to the FirstCaribbean acquisition.

(3)	Allowance on letters of credit (2009: $1 million; 2008: nil; 2007: nil) is included in other liabilities.

(4)	There was no material write-offs related to corporate loans restructured during the year.

Consolidated Financial Statements
General Allowance

	Residential mortgages			Personal			Credit card			Business and government			Total general allowance
$ millions, as at or for the
year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Balance at beginning of year	$10	$11	$12	$286	$368	$380	$349	$259	$207	$358	$374	$406	$1,003	$1,012	$1,005
Provision for (reversal of) credit losses	(3)	(1)	(6)	7	(77)	(15)	200	90	52	33	61	(42)	237	73	(11)
Transfer to other liabilities(3)	—	—	—	—	—	—	—	—	—	(5)	(77)	—	(5)	(77)	—
Transfer to specific(1)	—	—	—	(10)	(5)	(5)	—	—	—	—	—	—	(10)	(5)	(5)
Other(2)	—	—	5	—	—	8	—	—	—	—	—	10	—	—	23

Balance at end of year(3)	$7	$10	$11	$283	$286	$368	$549	$349	$259	$386	$358	$374	$1,225	$1,003	$1,012

(1)	Related to student loan portfolio.

(2)	Related to the FirstCaribbean acquisition in 2007.

(3)	Beginning in the first quarter of 2008, allowance on undrawn credit facilities is included in other liabilities; as at October 31, 2009 the amount was $82 million (October 31, 2008: $77 million). Prior to 2008, it was included in allowance for credit losses.
Impaired Loans

	2009			2008
	Gross	Specific	Net	Gross	Specific	Net
$ millions, as at October 31	amount	allowance	total	amount	allowance	total

Residential mortgages	$402	$35	$367	$287	$36	$251
Personal	325	258	67	297	207	90
Business and government	1,184	442	742	399	200	199

Total impaired loans(1)(2)	$1,911	$735	$1,176	$983	$443	$540

(1)	Average balance of gross impaired loans totalled $1,345 million (2008: $915 million). There were no material amounts of restructured corporate loans that were previously impaired and classified as performing during the year.

(2)	Foreclosed assets of $17 million are included in other assets.
Contractually Past Due Loans but Not Impaired
Contractually past due loans are loans where repayment of principal or payment of interest is contractually in arrears. The following table provides an aging analysis of the contractually past due loans. Consumer overdraft balances past due less than 31 days have been excluded from the table below as the information is currently indeterminable.

	Less than	31 to	Over	2009	2008
$ millions, as at October 31	31 days	90 days	90 days	Total	Total

Residential mortgages	$1,539	$542	$266	$2,347	$2,298
Personal	506	139	45	690	728
Credit card	600	198	149	947	750
Business and government	361	219	18	598	554

	$3,006	$1,098	$478	$4,582	$4,330

As at October 31, 2009, the interest entitlements on loans classified as impaired totalled $103 million (2008: $76 million; 2007: $73 million), of which $40 million (2008: $39 million; 2007: $40 million) were in Canada and $63 million (2008: $37 million; 2007: $33 million) were outside Canada. During the year, interest recognized on loans before being classified as impaired totalled $105 million (2008: $55 million; 2007: $62 million), of which $59 million (2008: $45 million; 2007: $51 million) was in Canada and $46 million (2008: $10 million; 2007: $11 million) was outside Canada.
Net Interest Income after Provision for Credit Losses

$ millions, for the year ended October 31	2009	2008	2007

Interest income	$9,297	$14,163	$15,781
Interest expense	3,903	8,956	11,223

Net interest income	5,394	5,207	4,558
Provision for credit Iosses	1,649	773	603

Net interest income after provision for credit Iosses	$3,745	$4,434	$3,955

Consolidated Financial Statements
Note 6 Securitizations and Variable Interest Entities
Securitizations
Residential mortgages
We securitize insured fixed and variable-rate residential mortgages through the creation of mortgage-backed securities (MBS) under the Canada Mortgage Bond (CMB) Program, sponsored by the Canada Mortgage and Housing Corporation (CMHC), and the more recent Government of Canada National Housing Act (NHA) MBS Auction process. Under both programs, the MBS are sold to a trust that issues securities to investors. We act as counterparty in interest rate swap agreements where we pay the trust the interest due to investors and receive the interest on the MBS. We determined that we are not the primary beneficiary of the trust and therefore do not consolidate the trust. As at October 31, 2009, we had $1,024 million in interest-only strips relating to the securitized assets and another $38 million in interest-only strips relating to other CMHC MBS programs. Credit losses are not expected as the mortgages are insured.
     We also securitize Canadian insured prime mortgages and uninsured Near-Prime/Alt-A mortgages to a QSPE. We provide first-loss protection to the QSPE as we have a retained interest in the excess spread that is subordinate to the funding obligations applicable to the investors of the asset-backed securities. The carrying value of the interest-only strips was $91 million as at October 31, 2009. As at October 31, 2009, we also held $408 million notes issued by the QSPE of which $372 million were R1 high notes and $36 million were R1 mid notes. A liquidity facility of $851 million ($443 million net of our investments in the QSPE) was provided to the QSPE which was not drawn as at October 31, 2009. In addition we had a $25 million deposit with the QSPE as a first recourse protection. We are also the counterparty to interest rate swap agreements where we pay the QSPE the interest due to investors and receive a rate of interest derived off the coupon of the underlying mortgages. Total assets in the QSPE as at October 31, 2009 were $851 million, which includes $414 million represent Prime mortgages and the remaining $431 million represent Near-Prime/Alt-A mortgages. We held another $116 million in inventory that is available for securitization. The
Near-Prime/Alt-A mortgages do not meet traditional lending criteria in order to qualify for prime-based lending because of either limited credit history or specific isolated event-driven credit issues, but otherwise have a strong credit profile with an average loss rate over the past five years of 29 bps and an average loan-to-value ratio of 75%.
     Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided.
Commercial mortgages
We securitize commercial mortgages through a pass-through QSPE structure that results in ownership certificates held by various investors. As at October 31, 2009, we held ownership certificates of $26 million (2008: $22 million). We continue to service the mortgages. There were no commercial mortgage securitizations during the year.
Cards
We securitize credit card receivables to Cards II Trust, a QSPE established to purchase co-ownership interests in the receivables with the proceeds received from the securities issued by the QSPE. Our credit card securitizations are revolving securitizations, with new credit card receivables sold to the QSPE each period in order to replenish receivable amounts as credit card clients repay their balances. We are one of several underwriters that distribute the securities issued by the QSPE. We maintain the credit card client servicing responsibilities for the securitized receivables and recognize revenue as services are provided.
     During the year, we securitized credit card receivables of $54 million to the QSPE, and purchased the same amount of a new series of enhancement notes issued by the QSPE. The notes are subordinate to the existing outstanding Series 2005-1, Series 2005-2, Series 2005-3, Series 2005-4, Series 2006-1 and Series 2006-2 notes issued by the QSPE.
     As at October 31, 2009, we also had interest-only strips and subordinated notes of the QSPE of $11 million and $214 million respectively. We also held senior notes issued by the QSPE with a carrying value of $96 million as at October 31, 2009.
The following table summarizes our securitization and sales activity:

$ millions, for the year ended October 31	2009			2008		2007
	Residential			Residential		Residential		Commercial
	mortgages		Cards(3)	mortgages		mortgages		mortgages

Securitized	$25,568	(1)	$54	$24,895	(1)	$13,768	(1)	$357
Sold(2)	20,780	(1)	54	11,381	(1)	7,017	(1)	357
Net cash proceeds	20,744		—	11,328		6,963		346
Retained interest	1,073		54	340		111		—
Gain on sale, net of transaction costs	145		(1)	105		41		(1)

Retained interest assumptions (%)
Weighted—average remaining life (in years)	3.6		0.2	3.5		3.8		—
Prepayment/payment rate	12.0 – 24.0		37.9	11.0 – 36.0		11.0 – 39.0		—
Discount rate	1.5 – 8.8		2.8	2.4 – 7.0		4.0 – 4.9		—
Expected credit losses	0.0 – 0.2		6.9	0.0 – 0.1		0.0 – 0.1		—

(1)	Includes $247 million (2008: $160 million (restated); 2007: $249 million) of uninsured fixed-rate mortgages securitized to a QSPE.

(2)	Assets securitized and not sold are reported as FVO securities on the consolidated balance sheet and are stated at fair value.

(3)	Reinvestment in revolving securitizations is not included in the table.

Consolidated Financial Statements
The following table summarizes the total assets of the QSPEs involved in the securitization and the classification of assets recorded on our consolidated balance sheet relating to securitization of our own assets to QSPEs and VIEs:

$ millions, as at October 31	2009			2008
		Residential and			Residential and
		commercial			commercial
	Cards	mortgages	Total	Cards	mortgages	Total

Total assets of QSPEs(1)	$2,421	$851	$3,272	$3,541	$664	$4,205

On balance sheet assets
Securities
Trading	$—	$1	$1	$2	$22	$24
AFS	279	1,586	1,865	272	529	801
Loans	96	—	96	—	—	—
Other assets	—	25	25	—	19	19

Total	$375	$1,612	$1,987	$274	$570	$844

(1)	Excludes assets securitized through pass-through QSPE structure.
We also have servicing liability of $139 million (2008: $84 million) and approximately $10 million (2008: $15 million) related to residential and commerical mortgages securitization and cards securitization respectively.
The following table summarizes certain cash flows as a result of securitization activity:

		Residential	Commercial
$ millions, for the year ended October 31		mortgages	mortgages	Cards

2009	Proceeds from new securitizations	$20,744	$—	$54
	Proceeds reinvested in revolving securitizations	—	—	14,642
	Servicing fees received	72	—	64
	Other cash flows received on interest-only strips	427	—	260

2008	Proceeds from new securitizations	$11,328	$—	$—
	Proceeds reinvested in revolving securitizations	—	—	19,324
	Servicing fees received	61	—	81
	Other cash flows received on interest-only strips	147	—	301

2007	Proceeds from new securitizations	$6,963	$346	$—
	Proceeds reinvested in revolving securitizations	—	—	27,553
	Servicing fees received	57	—	88
	Other cash flows received on interest-only strips	189	—	310

Key economic assumptions used in measuring the fair value of interest-only strips in securitizations and the sensitivity of the current fair value of residual cash flows to changes in those assumptions are set out in the table below.
     The sensitivities are hypothetical and should be viewed with caution, as changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumptions. Changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

Consolidated Financial Statements

$ millions, as at October 31	2009		2008
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Amortized cost of interest-only strips	$1,088	$11	$482	$27
Fair value of interest-only strips(1)	1,153	11	501	27
Weighted-average remaining life (in years)	2.7	0.2	2.6	0.2
Prepayment/payment rate	7.0 – 25.0%	37.3% (2)	7.0 – 25.0%	40.0	%(2)
Impact on fair value of a 10% adverse change	(32)	(1)	(16)	(2)
Impact on fair value of a 20% adverse change	(62)	(2)	(29)	(4)
Expected credit losses	0.0 – 0.4%	6.6%	0.0 – 0.2%	3.4%
Impact on fair value of a 10% adverse change	(1)	(3)	—	(3)
Impact on fair value of a 20% adverse change	(2)	(7)	—	(5)
Residual cash flows discount rate (annual rate)	0.4 – 4.3%	2.8%	1.9 – 4.5%	5.2%
Impact on fair value of a 10% adverse change	(2)	—	(2)	—
Impact on fair value of a 20% adverse change	(5)	—	(3)	—

(1)	Interest-only strips arising from sale of securitized assets are reported as AFS securities on the consolidated balance sheet. Impairment write-down of interest-only strips for the year amounted to nil (2008: nil; 2007: $2 million).

(2)	Monthly payment rate.
Static pool credit losses include actual incurred and projected credit losses divided by the original balance of securitized loans. The following table summarizes our expected static pool credit losses:

% of outstanding loans, as at October 31	2009		2008
	Residential		Residential
	mortgages	Cards	mortgages	Cards

Actual and projected credit losses	0.0 – 0.4%	6.6%	0.0 – 0.2%	3.4%

The following table summarizes the loan principal, impaired and other past due loans, and net write-offs for total loans reported on our consolidated balance sheet and loans securitized:

$ millions, as at or for the year ended October 31	2009				2008
	Total	Impaired			Total	Impaired
	principal	and other			principal	and other
	amount of	past due		Net	amount of	past due		Net
Type of loan	loans	loans(1)		write-offs(2)	loans	loans(1)		write-offs(2)

Residential mortgages	$135,190	$943	(3)	$13	$129,942	$610	(3)	$5
Personal	33,869	370		319	32,124	351		257
Credit card	14,047	178		835	14,370	142		487
Business and government(4)	37,892	1,202		128	39,894	431		127

Total loans reported and securitized(5)	220,998	2,693		1,295	216,330	1,534		876

Less: Loans securitized
Residential mortgages	49,038	275	(3)	4	39,247	142	(3)	1
Credit card	2,239	29		189	3,541	35		139
Business and government(4)	549	—		—	621	—		—

Total loans securitized	51,826	304		193	43,409	177		140

Total loans reported on the consolidated balance sheet	$169,172	$2,389		$1,102	$172,921	$1,357		$736

(1)	Other past due loans are loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days. Commencing 2008, other past due loans also include government-guaranteed loans.

(2)	Represents write-offs in the current year net of recoveries on previously written-off loans.

(3)	Prior period numbers were restated as residential mortgages amounts previously reported represented only the instalments overdue for over 90 days.

(4)	Includes commercial mortgages and investment-grade loans.

(5)	Includes loans outstanding and loans that have been securitized, which we continue to manage.

Consolidated Financial Statements
Variable interest entities
VIEs that are consolidated
We consolidate VIEs for which we are considered the primary beneficiary.
     During the year, we consolidated certain CDOs after determining that we are the primary beneficiary subsequent to the restructuring of our protection from a financial guarantor. The consolidation of the CDOs resulted in $669 million of mortgage-backed and asset-backed securities, $421 million of FVO deposits and related interest rate derivatives with a net negative MTM of $248 million, being recognized in the consolidated balance sheet as at October 31, 2009. Also during the year, we acquired all of the commercial paper issued by Macro Trust, a CIBC-sponsored conduit. This resulted in the consolidation of the conduit with $245 million of auto leases, and other assets being recognized in the consolidated balance sheet as at October 31, 2009.
     The table below provides further details on the assets that support the obligations of the consolidated VIEs.

$ millions, as at October 31	2009	2008

Trading securities	$669	$34
AFS securities	91	60
Residential mortgages	115	15
Other assets	250	—

	$1,125	$109

Investors in the consolidated VIEs have recourse only to the assets of the VIEs and do not have recourse to our general credit, except where we have provided liquidity facilities, credit enhancements or are a counterparty to a derivative transaction involving the VIE.
     In addition, we were considered the primary beneficiary for certain compensation trusts with assets of approximately $139 million (2008: $244 million), as represented by 2.2 million CIBC common shares (2008: 4.5 million CIBC common shares). The consolidation of these trusts did not have a significant impact as both the assets (CIBC common shares) and the liabilities (the obligation to deliver CIBC common shares to the participants) of the trusts offset each other in the treasury shares section of the consolidated balance sheet.
VIEs that are not consolidated
As at October 31, 2009, we have interests in VIEs involved in the securitization of third-party assets, for which we are not considered the primary beneficiary and thus do not consolidate. These VIEs include several CIBC-sponsored conduits, and CDOs for which we acted as structuring and placement agents.
     During the year CIBC Capital Trust, a trust wholly owned by CIBC, issued $1.3 billion CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 which qualify as Tier 1 regulatory capital. The CIBC Capital Trust is a VIE which is not consolidated as we are not considered the primary beneficiary. For additional details see Note 18.
     We also have interests in securities issued by entities established by Canada Housing and Mortgage Corporation, Federal National Mortgage Association (Fannie Mae), Federal Home Loan Mortgage Corporation (Freddie Mac), Government National Mortgage Association (Ginnie Mae), Federal Home Loan Bank, Federal Farm Credit Bank and Student Loan Marketing Association (Sallie Mae).
CIBC-sponsored conduits
We sponsor several non-consolidated conduits in Canada that purchase pools of financial assets from our clients and finance the purchases by issuing commercial paper to investors. Total assets of these non-consolidated conduits amounted to $4.1 billion as at October 31, 2009 (2008: $10.1 billion). The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of overcollateralization or another form of retained interest. The conduits may obtain credit enhancement from third-party providers.
     We generally provide the conduits with commercial paper backstop liquidity facilities, securities distribution, accounting, cash management and operations services. The liquidity facilities for our sponsored ABCP programs offered to external investors require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. We are subject to maintaining certain short-term and/or long-term debt ratings with respect to the liquidity facilities provided to our own sponsored ABCP programs. If we are downgraded below the specified level, and we fail to make alternative arrangements that meet the requirements of the rating agencies that rate the ABCP issued by conduits, we could be required to provide funding into an escrow account in respect of our liquidity commitments. We may also act as the counterparty to derivative contracts entered into by a conduit in order to convert the yield of the underlying assets to match the needs of the conduit’s investors or to mitigate the interest rate risk within the conduit. All fees earned in respect of these activities are on a market basis.
     We continue to support our sponsored conduits from time to time through the purchase of commercial paper issued by these conduits. As at October 31, 2009, our direct investment in commercial paper issued by our sponsored conduits was $487 million (2008: $729 million). We were not considered to be the primary beneficiary for any of these conduits.
CIBC structured CDO vehicles
We have curtailed our business activity in structuring CDO vehicles within our structured credit run-off portfolio. Our exposures to CDO vehicles mainly arose through our previous involvement in acting as structuring and placement agent for the CDO vehicles. We lent to, or invested in the debt or equity tranches of these vehicles, and acted as counterparty to derivative contracts. In some transactions structured on behalf of clients, we first purchased the assets at their request with the original intention to sell them into the CDO vehicles.
Third-party structured vehicles — run-off
Similar to our structured CDO activities, we also curtailed our business activities in third-party structured vehicles, within our structured credit run-off portfolio. These positions were initially traded as intermediation, correlation and flow trading which earned us a spread on matching positions.
Third-party structured vehicles — continuing
We have investments in third-party structured vehicles through our Treasury and trading activities.

Consolidated Financial Statements
Our on balance sheet amounts and maximum exposure to loss related to VIEs that are not consolidated are set out in the table below. The maximum exposure comprises the carrying value for investments, the notional amounts for liquidity and credit facilities, and the notional amounts less accumulated fair value losses for written credit derivatives on VIE reference assets less hedged positions.

	CIBC-	CIBC-	Third-party structured
	sponsored	structured		vehicles
$ millions, as at October 31, 2009	conduits	CDO vehicles	Run-off	Continuing	Total

On balance sheet assets(1)
Trading securities	$149	$—	$463	$6	$618
AFS securities	338	5	15	1,424	1,782
FVO	—	203	—	265	468
Loans	69	529	6,198	—	6,796

Total	$556	$737	$6,676	$1,695	$9,664

October 31, 2008	$805	$772	$7,098	$1,069	$9,744

On balance sheet liabilities
Derivatives(2)	$—	$243	$3,890	$—	$4,133

Total	$—	$243	$3,890	$—	$4,133

October 31, 2008	$—	$214	$5,369	$—	$5,583

Maximum exposure to loss
Maximum exposure to loss before hedge positions					$22,790
Less: notional of protection purchased from third parties relating to written credit derivatives					(10,663)
Less: fair value of hedges relating to securities and loans					(9,086)

Maximum exposure to loss net of hedges					$3,041

October 31, 2008					$10,635

(1)	Excludes securities issued by, retained interest in, and derivatives with entities established by Canada Mortgage and Housing Corporation (CMHC), Fannie Mae, Freddie Mac, Ginnie Mae, Federal Home Loan Banks, Federal Farm Credit Bank, and Sallie Mae.

(2)	Comprises credit derivatives (written options and total return swaps) under which we assume exposures and excludes all other derivatives.
Note 7 Land, Buildings and Equipment

$ millions, as at October 31			2009	2008(1)
		Accumulated	Net book	Net book
	Cost(2)	amortization(3)	value	value

Land(4)	$248	$—	$248	$271
Buildings(4)	987	336	651	724
Computer equipment	1,058	839	219	215
Office furniture and other equipment	645	360	285	216
Leasehold improvements	617	402	215	197

	$3,555	$1,937	$1,618	$1,623

(1)	After the impact of retroactive reclassification of application software and related work-in-progress with a net book value of $385 million from land, buildings and equipment to software and other intangible assets, on adoption of CICA handbook section 3064 “Goodwill and Intangible Assets”, effective November 1, 2008.

(2)	Includes $69 million (2008: nil) of work-in-progress not subject to amortization.

(3)	Amortization of buildings, furniture, equipment and leasehold improvements for the year amounted to $205 million (2008: $203 million; 2007: $214 million).

(4)	Land and buildings include amounts of $175 million (2008: $195 million) and $383 million (2008: $439 million), respectively, for which we are deemed to have ownership for accounting purposes.

Consolidated Financial Statements
Note 8 Goodwill, Software and Other Intangible Assets
We performed our annual impairment test on goodwill, software and other intangible assets as at May 1, 2009 and updated our assessment as at October 31, 2009. Based on this we determined that no impairment write-downs were required.
The changes in the carrying amount of goodwill are as follows:

		CIBC Retail	Wholesale		Corporate	CIBC
$ millions, for the year ended October 31		Markets	Banking		and Other	Total

2009	Balance at beginning of year	$1,993	$64		$43	$2,100
	Acquisitions	—	12		1	13
	Adjustments(1)	(112)	(4)		—	(116)

	Balance at end of year	$1,881	$72		$44	$1,997

2008	Balance at beginning of year	$1,742	$62		$43	$1,847
	Acquisitions	—	11		—	11
	Dispositions	—	(15	)(2)	—	(15)
	Adjustments(1)	251	6		—	257

	Balance at end of year	$1,993	$64		$43	$2,100

(1)	Includes foreign currency translation.

(2)	Includes disposition of certain U.S. businesses.
The components of software and other intangible assets are as follows:

$ millions, as at October 31	2009			2008
	Gross		Net	Gross		Net
	carrying	Accumulated	carrying	carrying	Accumulated	carrying
	amount(1)	amortization(1)(2)	amount(1)	amount(1)	amortization(1)(2)	amount(1)

Finite-lived software and other intangible assets
Customer relationships(3)	$112	$80	$32	$116	$72	$44
Core deposit intangibles(4)	264	90	174	282	58	224
Contract based(5)	64	40	24	56	37	19
Software(6)	1,544	1,242	302	1,472	1,087	385

	1,984	1,452	532	1,926	1,254	672

Indefinite-lived other intangible assets
Contract based(5)	116	—	116	116	—	116
Brandname(7)	21	—	21	24	—	24

	137	—	137	140	—	140

Total software and other intangible assets	$2,121	$1,452	$669	$2,066	$1,254	$812

(1)	Includes foreign currency translation adjustments.

(2)	Amortization of finite-lived software and other intangible assets for the year amounted to $198 million (2008: $207 million; 2007: $222 million).

(3)	This represents customer relationships associated with the custody business.

(4)	A core deposit intangible asset was acquired as part of the FirstCaribbean acquisition in 2007 (Note 3).

(5)	Represents a combination of management contracts purchased as part of past acquisitions.

(6)	Effective November 1, 2008, we adopted CICA handbook section 3064, “Goodwill and Intangible Assets” and retroactively reclassified intangible assets relating to application software from Land, Buildings and Equipment to Software and Other Intangible Assets. Includes $63 million (2008: $122 million) of work in progress not subject to amortization.

(7)	Brandname was acquired as part of the FirstCaribbean acquisition in 2007.
The total estimated amortization expense relating to finite-lived software and other intangible assets for each of the next five years is as follows:

$ millions

2010	$149
2011	82
2012	53
2013	36
2014	31

Consolidated Financial Statements
Note 9 Other Assets

$ millions, as at October 31	2009	2008

Accrued interest receivable	$679	$945
Accrued benefit asset (Note 22)	1,243	1,094
Brokers’ client accounts	440	704
Current income tax receivable	594	2,580
Future income tax asset (Note 23)	1,635	1,822
Other prepayments and deferred items	748	890
Equity-accounted investments	190	236
Cheques and other items in transit, net	702	786
Derivative collateral receivable	6,545	6,528
Accounts receivable	578	684
Other	667	433

	$14,021	$16,702

Note 10 Deposits(1)(2)

	Payable on	Payable after	Payable on		2009	2008
$ millions, as at October 31	demand(3)	notice(4)	a fixed date(5)		Total	Total

Personal	$6,485	$55,151	$46,688		$108,324	$99,477
Business and government	27,219	12,110	67,880	(6)	107,209	117,772
Bank	1,543	1	6,040		7,584	15,703

	$35,247	$67,262	$120,608		$223,117	$232,952

Comprised of:
Held at amortized cost					$218,632	$226,564
Designated at fair value (Note 13)					4,485	6,388

Total deposits include:
Non-interest-bearing deposits
In domestic offices					$25,570	$23,932
In foreign offices					2,295	2,626
Interest-bearing deposits
In domestic offices					155,801	156,666
In foreign offices					37,494	48,084
U.S. federal funds purchased					1,957	1,644

					$223,117	$232,952

(1)	Includes deposits of $47.1 billion (2008: $58.3 billion) denominated in U.S. dollars and deposits of $7.8 billion (2008: $11.8 billion) denominated in other foreign currencies.

(2)	Net of own deposits purchased by CIBC $698 million (2008: $648 million).

(3)	Includes all deposits for which we do not have the right to require notice of withdrawal. These deposits are generally chequing accounts.

(4)	Includes all deposits for which we can legally require notice of withdrawal. These deposits are generally savings accounts.

(5)	Includes all deposits that mature on a specified date. These deposits are generally term deposits, guaranteed investment certificates and similar instruments.

(6)	Includes covered bond deposits totalling $3.2 billion (2008: $3.1 billion).
Note 11 Other Liabilities

$ millions, as at October 31	2009	2008

Accrued interest payable	$1,294	$1,633
Accrued benefit liability (Note 22)	760	759
Gold and silver certificates	327	195
Brokers’ client accounts	3,048	2,961
Derivative collateral payable	3,010	2,483
Deferred gain on sale of real estate properties(1)	—	14
Other deferred items	252	246
Negotiable instruments	1,269	1,071
Current income tax liability	130	49
Accounts payable and accrued expenses	1,836	1,958
Other	1,767	1,798

	$13,693	$13,167

(1)	The deferred gain was being recognized in income each year over the approximate 10-year average term of the leases relating to properties that we sold and leased back in 2000.

Consolidated Financial Statements
Note 12 Trading Activities
The following tables present the assets and liabilities and income related to trading activities.
     Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchase and sale of securities. Non-interest income also includes realized and unrealized gains and losses on trading derivatives.
     Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.
Trading Assets and Liabilities

$ millions, as at October 31	2009	2008

Assets
Debt securities(1)	$10,035	$27,536
Equity securities	5,075	9,708

Total securities (Note 4)	15,110	37,244
Derivative instruments (Note 14)	21,300	25,576

	$36,410	$62,820

Liabilities
Obligations related to securities sold short	$4,681	$6,764
Derivative instruments (Note 14)(1)	23,175	28,490

	$27,856	$35,254

Income (Loss) from Trading Activities

$ millions, for the year ended October 31	2009	2008	2007

Trading income (loss) consists of:
Interest income	$420	$1,826	$2,817
Interest expense	183	2,244	3,455

Net interest income (expense)	237	(418)	(638)
Non-interest income	(531)	(6,821)	328

	$(294)	$(7,239)	$(310)

Trading income (loss) by product line:
Interest rates	$145	$(168)	$318
Foreign exchange	291	264	190
Equities(2)	216	(258)	9
Commodities	44	30	26
Structured credit and other	(990)	(7,107)	(853)

	$(294)	$(7,239)	$(310)

(1)	Includes USRMM-related securities of $133 million (2008: $303 million) and derivative liabilities with notional of $2,693 million and fair value of $2,436 million, (2008: notional of $3,929 million and fair value of $3,302 million) which are used to economically hedge a FVO liability of $264 million (2008: $733 million) included in Note 13.

(2)	Includes loss of $1 million (2008: gain of $2 million; 2007: loss of $2 million) on non-controlling interests on VIEs.
Note 13 Financial Instruments Designated at Fair Value (FVO)
Financial instruments designated at fair value include the following instruments that (i) would otherwise be recognized in income at amortized cost, causing significant measurement inconsistencies with the hedging derivatives and securities sold short carried at fair value; or (ii) are managed on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis:
•	Loans, including those hedged by or hedging total return swaps and other credit derivatives, as well as secondary traded loans that are intended to be sold within six months; and

•	Certain securities and deposit liabilities hedged by derivatives such as interest rate swaps, seller swaps and other asset swaps.
The following tables present the designated FVO assets and liabilities, their hedges, and the related income from these financial instruments on a portfolio basis. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities, related hedging derivatives and securities sold short.

Consolidated Financial Statements
Designated FVO Assets and Liabilities

$ millions, as at October 31	2009	2008

FVO assets
Debt securities	$22,306	$21,861
Business and government loans (Note 5)	226	1,006

	$22,532	$22,867

FVO liabilities
Business and government deposits(1)	$4,485	$6,278
Bank deposits	—	110

	$4,485	$6,388

Economic Hedging Assets and Liabilities of FVO Financial Instruments

$ millions, as at October 31	2009	2008

Assets
Derivative instruments (Note 14)	$773	$451

	$773	$451

Liabilities
Derivative instruments (Note 14)	$1,667	$1,184
Obligations related to securities sold short	1,182	108

	$2,849	$1,292

FVO and Related Hedges (Loss) Income

$ millions, for the year ended October 31	2009	2008	2007

Interest income	$525	$846	$620
Interest expense(2)	276	720	567

Net interest income	249	126	53

Non-interest income
FVO financial instruments	168	(488)	(70)
Economic hedges(3)	(201)	239	226

	(33)	(249)	156

	$216	$(123)	$209

(1)	Included in business and government deposits is a limited recourse note of $264 million (2008: $733 million) which is hedged by USRMM-related securities of $133 million (2008: $303 million) which are classified in trading and by derivative liabilities of $2,436 million (2008: $3,302 million). See Note 12 Trading Activities.

(2)	Includes $10 million (2008: $13 million; 2007: $17 million) on obligations related to securities sold short hedging the FVO financial instruments.

(3)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Loans designated at fair value
The drawn credit exposure of FVO loans is noted in the table above. As at October 31, 2009 there was no undrawn credit exposure related to FVO loans (2008: $7 million). The cumulative change in fair value of the FVO loans attributable to changes in credit risk amounted to a loss of $27 million (2008: $306 million), and the loss for the current year was $29 million (2008: $251 million).
     The notional amount of the derivatives hedging the credit risk was $242 million (2008: $1.5 billion). The cumulative change in fair value of these derivatives attributable to changes in the credit risk since the loans were first designated amounted to a gain of $29 million (2008: $316 million) and the gain for the current year was $21 million (2008: $279 million).
     The changes in the fair value of the FVO loans attributable to changes in credit risk have been calculated by determining the credit spread implicit in the fair value of comparable bonds issued by the same entities or others with similar characteristics.
Deposits designated at fair value
As at October 31, 2009, the carrying amount of FVO deposits was $269 million lower (2008: $12 million higher) than the amount if the deposits were carried on a contractual settlement amount.
     The cumulative change in fair value attributable to changes in CIBC’s credit risk amounted to a loss of $6 million (2008: $31 million gain), and the loss for the current year was $5 million (2008: $30 million gain).
     The change in fair value attributable to changes in CIBC’s credit risk has been calculated by reference to the change in the credit spread implicit in the fair value of CIBC’s deposits.

Consolidated Financial Statements
Note 14 Derivative Instruments
As explained in Note 1, in the normal course of business, we use various derivative instruments in the course of trading and for ALM purposes. These derivatives limit, modify or give rise to varying degrees and types of risk.

$ millions, as at October 31		2009		2008
	Assets	Liabilities	Assets	Liabilities

Trading (Note 12)	$21,300	$23,175	$25,576	$28,490
Designated accounting hedges (Note 15)	1,424	691	1,198	1,128
Economic hedges(1)
Economic hedges of FVO financial instruments (Note 13)	773	1,667	451	1,184
Other economic hedges	1,199	1,629	1,419	1,940

	$24,696	$27,162	$28,644	$32,742

(1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
Derivatives used by CIBC
The majority of our derivative contracts are over-the-counter transactions that are privately negotiated between CIBC and the counterparty to the contract. The remainder are exchange-traded contracts transacted through organized and regulated exchanges and consist primarily of options and futures.
Interest rate derivatives
Forward rate agreements are over-the-counter contracts that effectively fix a future interest rate for a period of time. A typical forward rate agreement provides that at a pre-determined future date, a cash settlement will be made between the counterparties based upon the difference between a contracted rate and a market rate to be determined in the future, calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate swaps are over-the-counter contracts in which two counterparties agree to exchange cash flows over a period of time based on rates applied to a specified notional principal amount. A typical interest rate swap would require one counterparty to pay a fixed market interest rate in exchange for a variable market interest rate determined from time to time with both calculated on a specified notional principal amount. No exchange of principal amount takes place.
     Interest rate options are contracts in which one party (the purchaser of an option) acquires from another party (the writer of an option), in exchange for a premium, the right, but not the obligation, either to buy or sell, on a specified future date or within a specified time, a specified financial instrument at a contracted price. The underlying financial instrument will have a market price which varies in response to changes in interest rates. In managing our interest rate exposure, we act both as a writer and purchaser of these options. Options are transacted both over-the-counter and through exchanges.
     Interest rate futures are standardized contracts transacted on an exchange. They are based upon an agreement to buy or sell a specified quantity of a financial instrument on a specified future date, at a contracted price. These contracts differ from forward rate agreements in that they are in standard amounts with standard settlement dates and are transacted on an exchange.
Foreign exchange derivatives
Foreign exchange forwards are over-the-counter contracts in which one counterparty contracts with another to exchange a specified amount of one currency for a specified amount of a second currency, at a future date or range of dates.
     Swap contracts comprise foreign exchange swaps and cross-currency interest rate swaps. Foreign exchange swaps are transactions in which a foreign currency is simultaneously purchased in the spot market and sold in the forward market, or vice versa. Cross-currency interest rate swaps are transactions in which counterparties exchange principal and interest flows in different currencies over a period of time. These contracts are used to manage both currency and interest rate exposures.
     Foreign exchange futures contracts are similar in mechanics to foreign exchange forward contracts, but differ in that they are in standard currency amounts with standard settlement dates and are transacted on an exchange.
Credit derivatives
Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed as a reference asset) from one counterparty to another. The most common credit derivatives are credit default swaps (referred to as option contracts) and total return swaps (referred to as swap contracts).
     In option contracts, an option purchaser acquires credit protection on a reference asset or group of assets from an option writer in exchange for a premium. The option purchaser may pay the agreed premium at inception or over a period of time. The credit protection compensates the option purchaser for any deterioration in value of the reference asset upon the occurrence of certain credit events such as bankruptcy or failure to pay. Settlement may be cash-based or physical, requiring the delivery of the reference asset to the option writer.
     In swap contracts, one counterparty agrees to pay or receive from the other cash amounts based on changes in the value of a reference asset or group of assets, including any returns, such as interest earned on these assets, in exchange for amounts that are based on prevailing market funding rates. These cash settlements are made regardless of whether there is a credit event.
     Within our structured credit run-off portfolio, we hold purchased and sold protection on both single-name and index-reference obligations. These reference obligations include corporate debt, collateralized debt obligations (CDO) of residential mortgages, commercial mortgages, trust preferred securities and collateralized loan obligations (CLO). For both single-name and index Credit Default Swap (CDS) contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference obligation. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract.
     In our structured credit run-off portfolio, we also have Total Return Swaps (TRS) on single-name reference obligations that are primarily collateralized loan obligations. There is a regular payment calendar for the transfer of net returns. Where the reference asset is a security with a risk of default, the TRS agreement normally sets forth various payments

Consolidated Financial Statements
and valuation steps required upon default. The TRS agreement may simply terminate and the parties exchange cash payments according to the value of the defaulted assets. There may be an exchange of cash with physical delivery of the defaulted assets. The Total Return Payer may substitute another security for the defaulted one and continue the TRS arrangement. Collateral treatment is typically “full recourse”, meaning the Total Return Receiver must post additional collateral if the asset value drops, or may withdraw collateral if the asset value increases.
Equity derivatives
Equity swaps are over-the-counter contracts in which one counterparty agrees to pay, or receive from the other, cash amounts based on changes in the value of a stock index, a basket of stocks or a single stock. These contracts sometimes include a payment in respect of dividends.
     Equity options give the purchaser of the option, for a premium, the right, but not the obligation, to buy from or sell to the writer of an option, an underlying stock index, basket of stocks or single stock at a contracted price. Options are transacted both over-the-counter and through exchanges.
     Equity index futures are standardized contracts transacted on an exchange. They are based on an agreement to pay or receive a cash amount based on the difference between the contracted price level of an underlying stock index and its corresponding market price level at a specified future date. There is no actual delivery of stocks that comprise the underlying index. These contracts are in standard amounts with standard settlement dates.
Precious metal and other commodity derivatives
We also transact in other derivative products, including commodity forwards, futures, swaps and options, such as precious metal and energy-related products in both over-the-counter and exchange markets.
Notional amounts
The following table presents the notional amounts of derivative instruments.
     The notional amounts are not recorded as assets or liabilities, as they represent the face amount of the contract to which a rate or price is applied to determine the amount of cash flows to be exchanged. In most cases, notional amounts do not represent the potential gain or loss associated with market or credit risk of such instruments.

Consolidated Financial Statements

$ millions, as at October 31						2009		2008

	Residual term to contractual maturity
				Total
	Less than	1 to	Over	notional
	1 year	5 years	5 years	amounts	Trading	ALM	Trading	ALM

Interest rate derivatives
Over-the-counter
Forward rate agreements	$65,326	$4,915	$939	$71,180	$67,430	$3,750	$68,037	$1,309
Swap contracts	134,248	358,389	104,575	597,212	386,958	210,254	412,203	192,865
Purchased options	5,307	17,965	15,237	38,509	38,016	493	62,219	493
Written options	6,980	17,482	15,579	40,041	38,012	2,029	44,242	1,657

	211,861	398,751	136,330	746,942	530,416	216,526	586,701	196,324

Exchange traded
Futures contracts	19,124	5,253	74	24,451	23,728	723	46,147	10,132
Purchased options	28,456	—	—	28,456	28,456	—	241	—
Written options	54,961	—	—	54,961	54,961	—	7,009	—

	102,541	5,253	74	107,868	107,145	723	53,397	10,132

Total interest rate derivatives	314,402	404,004	136,404	854,810	637,561	217,249	640,098	206,456

Foreign exchange derivatives
Over-the-counter
Forward contracts	74,810	2,981	295	78,086	75,780	2,306	72,917	7,096
Swap contracts	15,286	27,199	23,930	66,415	61,177	5,238	64,609	9,628
Purchased options	4,471	965	155	5,591	5,591	—	3,169	—
Written options	4,552	676	177	5,405	5,251	154	3,615	25

	99,119	31,821	24,557	155,497	147,799	7,698	144,310	16,749

Exchange traded
Future contracts	26	—	—	26	26	—	8	—

Total foreign exchange derivatives	99,145	31,821	24,557	155,523	147,825	7,698	144,318	16,749

Credit derivatives
Over-the-counter
Swap contracts purchased protection	17	—	—	17	—	17	1,741	94
Swap contracts written protection	—	—	3,657	3,657	3,657	—	3,892	—
Purchased options	843	7,869	28,851	37,563	35,046	2,517	44,898	4,898
Written options	237	6,094	14,216	20,547	20,520	27	32,687	30

Total credit derivatives	1,097	13,963	46,724	61,784	59,223	2,561	83,218	5,022

Equity derivatives(1)
Over-the-counter	4,904	4,472	68	9,444	9,126	318	19,843	181
Exchange traded	10,803	3,164	—	13,967	13,967	—	21,424	90

Total equity derivatives	15,707	7,636	68	23,411	23,093	318	41,267	271

Precious metal derivatives(1)
Over-the-counter	961	146	—	1,107	1,107	—	1,250	—
Exchange traded	11	—	—	11	11	—	2	—

Total precious metal derivatives	972	146	—	1,118	1,118	—	1,252	—

Other commodity derivatives(1)
Over-the-counter	2,988	4,287	379	7,654	7,654	—	14,559	—
Exchange traded	1,992	2,133	2	4,127	3,078	1,049	4,137	—

Total other commodity derivatives	4,980	6,420	381	11,781	10,732	1,049	18,696	—

	$436,303	$463,990	$208,134	$1,108,427	$879,552	$228,875	$928,849	$228,498

(1)	Comprises forwards, futures, swaps and options.
The following table provides the fair value of derivative instruments by term to maturity.

$ millions, as at October 31				2009	2008
	Less than	1 to	Over	Total	Total
	1 year	5 years	5 years(2)	fair value	fair value

Derivative assets(1)	4,638	12,397	7,661	24,696	28,644
Derivative liabilities(1)	4,095	14,075	8,992	27,162	32,742

(1)	Derivative assets and liabilities are stated before the effect of master netting agreements of $16,030 million as at October 31, 2009 (2008: $16,798 million). The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $6,493 million and $3,010 million, respectively (2008: $6,244 million and $2,483 million, respectively). In practice, majority of the derivative cash flows settle within a year due to collateral requirements.

(2)	CVA is included in over 5 years maturity.
Risk
In the following sections, we discuss the risks related to the use of derivatives and how we manage these risks.
Market risk
Derivative instruments, in the absence of any compensating upfront cash payments, generally have no or small market values at inception. They obtain value, positive or negative, as relevant interest rates,

Consolidated Financial Statements
foreign exchange rates, equity, commodity, credit prices or indices change, such that the previously contracted terms of the derivative transactions have become more or less favourable than what can be negotiated under current market conditions for contracts with the same terms and the same remaining period to expiry. The potential for derivatives to increase or decrease in value as a result of the foregoing factors is generally referred to as market risk.
     Market risk arising through trading activities is managed in order to mitigate risk, where appropriate, and with a view to maximizing trading revenue. To further manage risks, we may enter into contracts with other market makers or may undertake cash market hedges.
Credit risk
Credit risk arises from the potential for a counterparty to default on its contractual obligations and the risk that prevailing market conditions are such that we would incur a loss in replacing the defaulted transaction. We limit the credit risk of derivatives traded over-the-counter by actively pursuing risk mitigation opportunities through the use of multi-product derivative master netting agreements, collateral and other credit mitigation techniques.
     We negotiate derivative master netting agreements with counterparties with which we have significant credit risk through derivative activities. Such agreements provide for the simultaneous close out and netting of all transactions with a counterparty in an event of default. A number of these agreements also provide for the exchange of collateral between parties in the event that the mark-to-market value of outstanding transactions between the parties exceeds an agreed threshold. Such agreements are used to help contain the build-up of credit exposure resulting from multiple deals with more active counterparties. Credit risk on exchange traded futures and options is limited, as these transactions are standardized contracts executed on established exchanges, each of which is associated with a well-capitalized clearing house that assumes the obligations of both counterparties and guarantees their performance. All exchange traded contracts are subject to initial margins and generally to daily settlement of variation margins. Written options generally have no credit risk for the writer if the counterparty has already performed in accordance with the terms of the contract through payment of the premium at inception. Written options will however, have some credit risk to the extent of any unpaid premiums.
     The following table summarizes our credit exposure arising from derivative instruments, except for those that are traded on an exchange and subject to daily margining requirements. The calculation of risk-weighted amount is prescribed by OSFI. The current replacement cost is the estimated cost to replace all contracts which have a positive market value, representing an unrealized gain to CIBC. The replacement cost of an instrument is dependent upon its terms relative to prevailing market prices, and will fluctuate as market prices change and as the derivative approaches its scheduled maturity.
     The credit equivalent amount is the sum of the current replacement cost and the potential credit exposure. The potential credit exposure is an estimate of the amount by which the current replacement cost could increase over the remaining term of each transaction, based on a formula prescribed by OSFI. The credit equivalent amount is then multiplied by counterparty risk variables that are adjusted for the impact of collateral and guarantees to arrive at the risk-weighted amount. The risk-weighted amount is used in determining the regulatory capital requirements for derivatives.

$ millions, as at October 31					2009					2008
				Credit	Risk-				Credit	Risk-
	Current replacement cost(1)			equivalent	weighted	Current replacement cost(1)			equivalent	weighted
	Trading	ALM	Total	amount(2)	amount	Trading	ALM	Total	amount(2)	amount

Interest rate derivatives
Forward contracts	$42	$—	$42	$52	$10	$71	$—	$71	$31	$4
Swap contracts	11,574	3,055	14,629	4,040	1,500	9,292	2,407	11,699	3,162	1,126
Purchased options	1,237	17	1,254	263	133	1,022	15	1,037	312	76

	12,853	3,072	15,925	4,355	1,643	10,385	2,422	12,807	3,505	1,206

Foreign exchange derivatives
Forward contracts	1,180	6	1,186	906	228	3,403	6	3,409	2,030	420
Swap contracts	2,999	292	3,291	2,509	673	3,952	291	4,243	2,751	587
Purchased options	130	—	130	75	28	238	—	238	140	74

	4,309	298	4,607	3,490	929	7,593	297	7,890	4,921	1,081

Credit derivatives(1)
Swap contracts	4	—	4	110	79	357	—	357	176	109
Purchased options	2,275	—	2,275	4,024	7,703	3,770	—	3,770	5,812	7,535
Written options(3)	1	—	1	34	18	—	—	—	100	22

	2,280	—	2,280	4,168	7,800	4,127	—	4,127	6,088	7,666

Equity derivatives(4)	613	1	614	345	146	1,182	—	1,182	860	190

Precious metal derivatives(4)	17	—	17	13	6	49	—	49	21	9

Other commodity derivatives(4)	677	—	677	828	297	998	—	998	1,149	399

	20,749	3,371	24,120	13,199	10,821	24,334	2,719	27,053	16,544	10,551
Less: effect of master netting agreements	(16,030)	—	(16,030)	—	—	(16,798)	—	(16,798)	—	—

	$4,719	$3,371	$8,090	$13,199	$10,821	$7,536	$2,719	$10,255	$16,544	$10,551

(1)	Exchange-traded instruments with a replacement cost of $551 million (2008: $1,242 million) are excluded in accordance with the guidelines of OSFI. Written ALM credit derivatives are treated as guarantee commitments; bought ALM credit derivatives meeting the hedge effectiveness criteria under Basel II are treated as credit risk mitigation with no counterparty credit risk charge; and bought ALM credit derivatives not meeting the hedge effectiveness criteria under Basel II receive a counterparty credit risk charge.

(2)	Sum of current replacement cost and potential credit exposure, adjusted for the impact of collateral amounting to $2,129 million (2008: $2,268 million). The collateral comprises cash $2,063 million (2008: $1,929 million), government securities $66 million (2008: $335 million) and other instruments nil (2008: $4 million).

(3)	Comprises credit protection sold. The amount represents the fair value of contracts for which fees are received over the life of the contracts.

(4)	Comprises forwards, swaps and options.

Consolidated Financial Statements
Credit valuation adjustments
A credit valuation adjustment is determined using the fair value based exposure we have on derivative contracts. We believe that we have made appropriate fair value adjustments to date. The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. Market and economic conditions relating to derivative counterparties may change in the future, which could result in significant future losses.
Financial guarantors
Contracts we have with financial guarantors are primarily credit derivatives. Fair value based exposure for credit derivatives is determined using the market value of the underlying reference assets. Our counterparty credit charge is a function of the fair value based exposure and our assessment of the counterparty credit risk. Counterparty credit risk is calculated using market observed credit spreads, where available and appropriate, or through the use of equivalent credit proxies, or through an assessment of net recoverable value. During the year, we recorded a charge of $1.1 billion (2008: $7.3 billion) against our receivables from financial guarantors. The fair value of derivative contracts with financial guarantors, net of credit valuation adjustments, was $1.5 billion as at October 31, 2009 (2008: $2.3 billion).
Non-financial guarantors
Our methodology in establishing credit valuation adjustments against other derivative counterparties is also calculated using a fair value based exposure measure. We use market observed credit spreads or proxies as appropriate. During the year, we recorded a charge of $49 million against our receivables from non-financial guarantors derivative counterparties.
Note 15 Designated Accounting Hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the Consolidated Statement of Operations:

$ millions, for the year ended October 31	2009	2008

Fair value hedges(1)	$85	$23
Cash flow hedges(2)(3)	(5)	2

(1)	Recognized in net interest income.

(2)	Recognized in other non-interest income and non-interest expenses.

(3)	Includes NIFO hedges.
Portions of derivative gains (losses) that by designation were excluded from the assessment of hedge effectiveness for fair value and cash flows and foreign exchange hedging activities are included in the consolidated statement of operations and are not significant for the years ended October 31, 2009 and 2008.
     The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

$ millions, as at October 31			2009			2008
	Derivatives	Carrying value		Derivatives	Carrying value
	notional			notional
	amount	Positive	Negative	amount	Positive	Negative

Fair value hedges	$60,022	$1,414	$672	$65,864	$1,191	$941
Cash flow hedges	518	10	13	446	4	14
NIFO hedges	58	—	6	2,564	3	173

	$60,598	$1,424	$691	$68,874	$1,198	$1,128

In addition, foreign currency denominated deposit liabilities of $131 million (2008: $103 million) and $1.9 billion (2008: $5.0 billion) have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.

Consolidated Financial Statements
Note 16 Subordinated Indebtedness
The debt issues included in the table below are unsecured obligations of CIBC and its subsidiaries and are subordinated to the claims of depositors and other creditors as set out in their terms. Foreign currency denominated indebtedness either funds foreign currency denominated assets (including net investments in foreign operations) or is combined with cross-currency swaps to provide funding on a cost effective basis and to manage currency risk. All redemptions are subject to regulatory approval.
Terms of Subordinated Indebtedness

$ millions, as at October 31										2009		2008
				Earliest date redeemable
				At greater of Canada			Denominated		Par	Carrying	Par	Carrying
Interest rate %		Maturity date		Yield Price(1) and par	At par		in foreign currency		value	value	value	value

4.25	(2)	June 1, 2014		May 6, 2004	June 1, 2009	(3)			$—	$—	$750	$759
4.50	(2)	October 15, 2014		September 14, 2004	October 15, 2009	(3)			—	—	500	511
9.65		October 31, 2014		November 1, 1999					250	331	250	338
Floating	(4)	March 10, 2015			March 10, 2010		US $93 million	(5)	101	101	240	240
3.75	(2)	September 9, 2015		September 9, 2005	September 9, 2010				1,300	1,300	1,300	1,300
4.55	(2)	March 28, 2016		March 28, 2006	March 28, 2011				1,080	1,131	1,080	1,130
Fixed	(6)	March 23, 2017			September 23, 2012		TT$195 million		33	33	38	38
Floating	(7)	June 22, 2017			June 22, 2012		€200 million		319	319	307	307
5.15	(2)	June 6, 2018		June 6, 2008	June 6, 2013				550	560	550	562
6.00	(2)	June 6, 2023		June 6, 2008	June 6, 2018				600	600	600	600
8.70		May 25, 2029	(8)						25	40	25	39
11.60		January 7, 2031		January 7, 1996					200	200	200	200
10.80		May 15, 2031		May 15, 2021					150	150	150	150
8.70		May 25, 2032	(8)						25	40	25	39
8.70		May 25, 2033	(8)						25	40	25	39
8.70		May 25, 2035	(8)						25	40	25	39
Floating	(9)	July 31, 2084			July 27, 1990		US $198 million		214	214	239	239
Floating	(10)	August 31, 2085			August 20, 1991		US $67 million	(5)	72	72	124	124

									4,969	5,171	6,428	6,654
Subordinated debt held for trading purposes									(14)	(14)	4	4

									$4,955	$5,157	$6,432	$6,658

(1)	Canada Yield Price: a price calculated at the time of redemption to provide a yield to maturity equal to the yield of a Government of Canada bond of appropriate maturity plus a pre-determined spread.

(2)	Interest rate is fixed at the indicated rate until the earliest date redeemable at par by CIBC and, thereafter, at the three-month Canadian dollar bankers’ acceptance rate plus a pre-determined spread.

(3)	Redeemed for cash during the year for their outstanding principal amount, plus unpaid interest accrued to the redemption date.

(4)	Issued by FirstCaribbean. Interest rate is based on the three-month US$ LIBOR plus 0.70% until March 10, 2010, thereafter, at the three-month US$ LIBOR plus 1.95%.

(5)	A portion of this issue was repurchased for cash during the year.

(6)	Guaranteed Subordinated Term Notes in Trinidad and Tobago dollars issued by FirstCaribbean International Bank (Trinidad & Tobago) Limited, a subsidiary of FirstCaribbean, and guaranteed on a subordinated basis by FirstCaribbean. FirstCaribbean International Bank (Trinidad & Tobago) Limited may redeem all or a portion of the notes on, but not after September 23, 2012 by repaying the principal amount plus a penalty of 0.50% of the principal amount of the notes being redeemed.

(7)	Issued by CIBC World Markets plc and guaranteed by CIBC on a subordinated basis. Interest rate is based on the three-month Euribor plus 0.20% until the earliest date redeemable by CIBC World Markets plc and, thereafter, on the three-month Euribor plus 0.70%.

(8)	Not redeemable prior to maturity date.

(9)	Interest rate is based on the six-month US$ LIBOR plus 0.25%.

(10)	Interest rate is based on the six-month US$ LIBOR plus 0.125%.
Repayment Schedule
The aggregate contractual maturities of our subordinated indebtedness are outlined in the following table:

$ millions, as at October 31	2009

Within 1 year	$—
1 to 2 years	—
2 to 3 years	—
3 to 4 years	—
4 to 5 years	250
Over 5 years	4,719

$4,969

Consolidated Financial Statements
Note 17 Common and Preferred Share Capital and Preferred Share Liabilities
Common shares
CIBC is authorized to issue an unlimited number of common shares without nominal or par value, provided that the maximum aggregate consideration for all outstanding common shares at any time does not exceed $15 billion.
Preferred shares
CIBC is authorized to issue an unlimited number of Class A Preferred Shares and Class B Preferred Shares without nominal or par value issuable in series, provided that, for a class of preferred shares, the maximum aggregate consideration for all outstanding shares, of that class at any time does not exceed $10 billion. There are no Class B Preferred Shares currently outstanding.
Outstanding shares and dividends and interest paid

$ millions, except per share amounts,
as at or for the year ended October 31						2009						2008						2007
	Shares outstanding			Dividends paid			Shares outstanding			Dividends paid			Shares outstanding			Dividends paid
	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share	No. of shares	Amount		Amount		$ per share

Common shares(1)	383,981,867	$6,241		$1,328		$3.48	380,804,829	$6,063		$1,285		$3.48	334,988,579	$3,137		$1,044		$3.11

Class A Preferred Shares
Classified as equity
Series 18	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38	12,000,000	$300		$16		$1.38
Series 24	—	—		—		—	—	—		—		—	—	—		6		0.38
Series 25	—	—		—		—	—	—		—		—	—	—		18		1.13
Series 26	10,000,000	250		14		1.44	10,000,000	250		14		1.44	10,000,000	250		14		1.44
Series 27	12,000,000	300		17		1.40	12,000,000	300		17		1.40	12,000,000	300		17		1.40
Series 28(2)	2,000	—	(3)	—	(3)	0.08	2,000	—	(3)	—	(3)	0.08	2,500	—	(3)	—	(3)	0.08
Series 29	13,232,342	331		18		1.35	13,232,342	331		18		1.35	13,232,342	331		18		1.35
Series 30	16,000,000	400		19		1.20	16,000,000	400		19		1.20	16,000,000	400		19		1.20
Series 31	18,000,000	450		21		1.18	18,000,000	450		21		1.18	18,000,000	450		21		1.13
Series 32	12,000,000	300		14		0.13	12,000,000	300		14		1.13	12,000,000	300		10		0.80
Series 33	12,000,000	300		18		1.53	12,000,000	300		—		—	—	—		—		—
Series 35	13,000,000	325		16		1.19	—	—		—		—	—	—		—		—
Series 37	8,000,000	200		9		1.06	—	—		—		—	—	—		—		—

		$3,156		$162				$2,631		$119				$2,331		$139

	Shares outstanding		Interest paid		Shares outstanding		Interest paid		Shares outstanding		Interest paid
	No. of shares	Amount	Amount	$ per share	No. of shares	Amount	Amount	$ per share	No. of shares	Amount	Amount	$ per share

Class A Preferred Shares
Classified as liabilities
Series 19	8,000,000	$200	$10	$1.24	8,000,000	$200	$10	$1.24	8,000,000	$200	$10	$1.24
Series 23	16,000,000	400	21	1.33	16,000,000	400	21	1.33	16,000,000	400	21	1.33

		$600	$31			$600	$31			$600	$31

Total preferred shares		$3,756	$193			$3,231	$150			$2,931	$170

(1)	Includes treasury shares.

(2)	On June 17, 2009, CIBC’s offer to repurchase for cancellation all outstanding non-cumulative Class A Preferred Shares Series 28 at a price of $10.00 per share expired. During the year, we repurchased nil (2008: 500; 2007: 558) shares under this offer.

(3)	Due to rounding.

Consolidated Financial Statements
Preferred share rights and privileges
Class A Preferred Shares
Each series of Class A Preferred Shares bears quarterly non-cumulative dividends. Class A Preferred Shares Series 18, 19, 23 and 26 through 32, are redeemable, subject to regulatory approval if required, for cash by CIBC on or after the specified redemption dates at the cash redemption prices indicated in the following table.
     Certain series as described in the following table provide CIBC, or CIBC and the shareholders, with the right to convert the shares to CIBC common shares on or after a specified conversion date. Each such share is convertible into a number of common shares, determined by dividing the then applicable cash redemption price by 95% of the average common share price (as defined in the relevant short form prospectus or prospectus supplement), subject to a minimum price of $2.00 per share. If shareholders exercise their conversion right, we have the right, subject to OSFI’s consent, to elect to redeem for cash any shares tendered for conversion or to arrange for their cash sale to another purchaser.
     Non-cumulative Rate Reset Class A Preferred Shares Series 33 (Series 33 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 34 (Series 34 shares) at the holder’s option on July 31, 2014. Thereafter, Series 33 shares and Series 34 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 33 shares pay an initial dividend yield of 5.35% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 2.18%.
     Series 34 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors of CIBC, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 2.18%.
     Series 33 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 34 shares may be redeemed on or after July 31, 2019. All redemptions are subject to regulatory approval as required.
     Non-cumulative Rate Reset Class A Preferred Shares Series 35 (Series 35 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 36 (Series 36 shares) at the holder’s option on April 30, 2014. Thereafter Series 35 shares and Series 36 shares are convertible, one to the other, at every fifth anniversary of April 30, 2014.
     Series 35 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, until April 30, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.47%.
     Series 36 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors of CIBC, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.47%.
     Series 35 shares may be redeemed on April 30, 2014 and every five years thereafter. Series 36 shares may be redeemed on or after April 30, 2019. All redemptions are subject to regulatory approval as required.
     Non-cumulative Rate Reset Class A Preferred Shares Series 37 (Series 37 shares) may be converted on a one-for-one basis into non-cumulative Floating Rate Class A Preferred Shares Series 38 (Series 38 shares) at the holder’s option on July 31, 2014. Thereafter Series 37 shares and Series 38 shares are convertible, one to the other, at every fifth anniversary of July 31, 2014.
     Series 37 shares pay an initial dividend yield of 6.5% per annum, payable quarterly, as and when declared by the Board of Directors of CIBC, until July 31, 2014. At such time and every five years thereafter, the dividend rate will reset to the then current five-year Government of Canada bond yield plus 4.33%.
     Series 38 shares will pay a floating rate dividend, determined and paid quarterly, as and when declared by the Board of Directors of CIBC, to yield a rate per annum equal to the three-month Government of Canada Treasury Bill yield at the beginning of the relevant quarterly period plus 4.33%.
     Series 37 shares may be redeemed on July 31, 2014 and every five years thereafter. Series 38 shares may be redeemed on or after July 31, 2014. All redemptions are subject to regulatory approval as required.

Consolidated Financial Statements
Terms of Class A Preferred Shares

				Conversion for common shares
	Quarterly	Specified	Cash redemption	CIBC’s	Shareholders’
	dividends per share(1)	redemption date	price per share	conversion date	conversion date

Series 18	$0.343750	October 29, 2012	$25.00	not convertible	not convertible

Series 19	$0.309375	April 30, 2008	$25.75	April 30, 2008	April 30, 2013
		April 30, 2009	25.60
		April 30, 2010	25.45
		April 30, 2011	25.30
		April 30, 2012	25.15
		April 30, 2013	25.00

Series 23	$0.331250	October 31, 2007	$25.75	October 31, 2007	July 31, 2011
		October 31, 2008	25.50
		October 31, 2009	25.25
		October 31, 2010	25.00

Series 26	$0.359375	April 30, 2008	$26.00	April 30, 2008	not convertible
		April 30, 2009	25.75
		April 30, 2010	25.50
		April 30, 2011	25.25
		April 30, 2012	25.00

Series 27	$0.350000	October 31, 2008	$26.00	October 31, 2008	not convertible
		October 31, 2009	25.75
		October 31, 2010	25.50
		October 31, 2011	25.25
		October 31, 2012	25.00

Series 28	$0.020000	June 17, 2009	$10.00	not convertible	not convertible

Series 29	$0.337500	May 1, 2010	$26.00	May 1, 2010	not convertible
		May 1, 2011	25.75
		May 1, 2012	25.50
		May 1, 2013	25.25
		May 1, 2014	25.00

Series 30	$0.300000	April 30, 2010	$26.00	not convertible	not convertible
		April 30, 2011	25.75
		April 30, 2012	25.50
		April 30, 2013	25.25
		April 30, 2014	25.00

Series 31	$0.293750	January 31, 2012	$26.00	not convertible	not convertible
		January 31, 2013	25.75
		January 31, 2014	25.50
		January 31, 2015	25.25
		January 31, 2016	25.00

Series 32	$0.281250	April 30, 2012	$26.00	not convertible	not convertible
		April 30, 2013	25.75
		April 30, 2014	25.50
		April 30, 2015	25.25
		April 30, 2016	25.00

Series 33	$0.334375	July 31, 2014	$25.00	not convertible	not convertible

Series 35	$0.406250	April 30, 2014	$25.00	not convertible	not convertible

Series 37	$0.406250	July 31, 2014	$25.00	not convertible	not convertible

(1)	Quarterly dividends are adjusted for the number of days during the quarter that the share is outstanding at the time of issuance and redemption.

Consolidated Financial Statements
Common shares issued
Pursuant to stock option plans, we issued 1 million (2008: 0.5 million) new common shares for a total consideration of $41 million (2008: $25 million) for the year ended October 31, 2009.
     In the third quarter, we amended our Shareholder Investment Plan to allow us to determine whether common shares issued under the plan will be newly-issued from Treasury or purchased on the secondary market. Currently, we have elected to issue newly-issued shares from Treasury. Pursuant to the plan, we issued 2.2 million common shares for a total consideration of $137 million for the year ended October 31, 2009.
     In 2008, we issued 45.3 million common shares for net cash proceeds of $2,904 million, after issuance costs, net of tax, which amounted to $34 million.
Common shares repurchased for cancellation
No shares were repurchased during 2009.
     On November 9, 2007, the Toronto Stock Exchange (TSX) accepted our notice of intention to commence a new normal course issuer bid. The bid expired on October 31, 2008, without any shares being repurchased.
     In 2007, we repurchased and cancelled approximately 3.1 million shares at an average price of $99.54 for a total amount of $306 million.
Common shares reserved for issue
As at October 31, 2009, 13,877,708 common shares (2008:14,982,318) were reserved for future issue pursuant to stock option plans.
Restrictions on the payment of dividends
Under Section 79 of the Bank Act (Canada), a bank, including CIBC, is prohibited from declaring or paying any dividends on its preferred or common shares if there are reasonable grounds for believing that the bank is, or the payment would cause it to be, in contravention of any capital adequacy or liquidity regulation or any direction to the bank made by OSFI.
     In addition, our ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares. These terms provide that we may not pay dividends on our common shares at any time without the approval of holders of the outstanding preferred shares, unless all dividends to preferred shareholders that are then payable have been declared and paid or set apart for payment.
     We have agreed that if CIBC Capital Trust fails to pay any interest payments on its $1,300 million of CIBC Tier 1 Notes — Series A, due June 30, 2108 or its $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time. For additional details see Note 18. Currently, these limitations do not restrict the payment of dividends on our preferred or common shares.
Capital
Objectives, policies and procedures
Our objective is to employ a strong and efficient capital base. We manage capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends return on capital, and the unconsolidated capital adequacy of regulated entities. Each policy has associated guidelines, and capital is monitored continuously for compliance.
     Each year, a capital plan and three-year outlook are established, which encompass all the associated elements of capital: forecasts of sources and uses, maturities, redemptions, new issuance, corporate initiatives and business growth. The capital plan is stress-tested in various ways to ensure that it is sufficiently robust under all reasonable scenarios. All of the elements of capital are monitored throughout the year, and the capital plan is adjusted as appropriate.
     There were no significant changes made in the objectives, policies and procedures during the year.
Regulatory requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI. The OSFI guidelines evolve from the framework of risk-based capital standards developed by the Bank for International Settlements (BIS). Commencing November 1, 2007, our regulatory capital requirements are based on the Basel II framework. Refer to “Financial Condition” section of the MD&A for additional details on Basel II.
     BIS standards require that banks maintain minimum Tier 1 and total capital ratios of 4% and 8%, respectively. OSFI has established that Canadian deposit-taking financial institutions maintain Tier 1 and total capital ratios of at least 7% and 10%, respectively. During the year, we have complied in full with all of our regulatory capital requirements.
Regulatory capital and ratios
Regulatory capital consists of Tier 1 and Tier 2 capital, less certain deductions.
     Tier 1 capital comprises common shares excluding short trading positions in our own shares, retained earnings, preferred shares, innovative capital instruments, non-controlling interests, contributed surplus, and foreign currency translation adjustments. Goodwill and gains on sale of applicable securitized assets are deducted from Tier 1 capital. Tier 2 capital comprises subordinated debt and eligible general allowance. Both Tier 1 and Tier 2 capital are subject to certain deductions on a 50/50 basis, including substantial investments. During 2008, substantial investments which qualified for OSFI’s transition rules were deducted 100% from Tier 2 capital. Investment in insurance activities continue to be deducted 100% from Tier 2 capital in accordance with the OSFI’s transition rules.
     Our capital ratios and assets-to-capital multiple are as follows:
Capital ratios and assets-to-capital multiple

$ millions, as at October 31	2009		2008

Tier 1 capital	$14,154		$12,365
Total regulatory capital	18,827		18,129
Risk-weighted assets	117,298		117,946
Tier 1 capital ratio	12.1%		10.5%
Total capital ratio	16.1%		15.4%
Assets-to-capital multiple	16.3	x	17.9	x

Consolidated Financial Statements
Note 18 Capital Trust Securities
On March 13, 2009, CIBC Capital Trust (the Trust), a trust wholly owned by CIBC and established under the laws of the Province of Ontario, issued $1,300 million of CIBC Tier 1 Notes — Series A, due June 30, 2108 and $300 million of CIBC Tier 1 Notes — Series B, due June 30, 2108 (collectively, the Notes). The proceeds were used by the Trust to purchase senior deposit notes from CIBC. The Trust is a VIE not consolidated by CIBC; the Notes issued by the Trust are therefore not reported on the consolidated balance sheet. The senior deposit notes issued to the Trust are reported as deposits — business and government in the consolidated balance sheet.
     The Notes are structured to achieve Tier 1 regulatory capital treatment and, as such, have features of equity capital, including the deferral of cash interest under certain circumstances (Deferral Events). In the case of a Deferral Event, holders of the Notes will be required to invest interest paid on the Notes in perpetual preferred shares of CIBC. Should the Trust fail to pay the semi-annual interest payments on the Notes in full, we will not declare dividends of any kind on any of our preferred or common shares for a specified period of time.
     In addition, the Notes will be automatically exchanged for perpetual preferred shares of CIBC upon the occurrence of any one of the following events: (i) proceedings are commenced for our winding-up; (ii) the Office of the Superintendent of Financial Institutions (OSFI) takes control of us or our assets; (iii) we or OSFI are of the opinion that our Tier 1 capital ratio is less than 5% or our Total Capital ratio is less than 8%; or (iv) OSFI directs us pursuant to the Bank Act to increase our capital or provide additional liquidity and we elect such automatic exchange or we fail to comply with such direction. Upon such automatic exchange, holders of the Notes will cease to have any claim or entitlement to interest or principal against the Trust.
     CIBC Tier 1 Notes — Series A will pay interest, at a rate of 9.976%, semi-annually until June 30, 2019. On June 30, 2019, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series A will reset to the five-year Government of Canada bond yield at such time plus 10.425%. CIBC Tier 1 Notes — Series B will pay interest, at a rate of 10.25%, semi-annually until June 30, 2039. On June 30, 2039, and on each five-year anniversary thereafter, the interest rate on the CIBC Tier 1 Notes — Series B will reset to the five-year Government of Canada bond yield at such time plus 9.878%.
     According to OSFI guidelines, innovative capital instruments can comprise up to 15% of net Tier 1 capital with an additional 5% eligible for Tier 2 capital. As at October 31, 2009, $1,599 million represents regulatory Tier 1 capital and is net of $1 million of Tier 1 Notes — Series B held for trading purposes.
     The table below presents the significant terms and conditions of the Notes as at October 31, 2009:

$ millions as at October 31, 2009
				Earliest redemption dates
				At greater of
		Interest		Canada Yield		Principal
Issue	Issue Date	payment dates	Yield	Price(1) and par	At Par	Amount

CIBC Capital Trust
$1,300 Tier 1 Notes — Series A	March 13, 2009	June 30, December 31	9.976%	June 30, 2014	June 30, 2019	$1,300
$300 Tier 1 Notes — Series B	March 13, 2009	June 30, December 31	10.25%	June 30, 2014	June 30, 2039	$300

(1)	Canada Yield Price: a price calculated at the time of redemption (other than an interest rate reset date applicable to the series) to provide a yield to maturity equal to the yield on a Government of Canada bond of appropriate maturity plus (i) for the CIBC Tier 1 Notes — Series A, (a) 1.735% if the redemption date is any time prior to June 30, 2019, or (b) 3.475% if the redemption date is anytime on or after June 30, 2019, and (ii) for the CIBC Tier 1 Notes — Series B, (a) 1.645% if the redemption date is any time prior to June 30, 2039, or (b) 3.29% if the redemption date is any time on or after June 30, 2039.
Subject to the approval of OSFI, the Trust may, in whole or in part, on the redemption dates specified above, and on any date thereafter, redeem the CIBC Tier 1 Notes Series A or Series B without the consent of the holders. Also, subject to the approval of OSFI, the Trust may redeem all, but not part of, the CIBC Tier 1 Notes Series A or Series B prior to the earliest redemption date specified above without the consent of the holders, upon the occurrence of certain specified tax or regulatory events.
Note 19 Accumulated Other Comprehensive Income

$ millions, as at October 31	2009	2008

Foreign currency translation adjustments	$(495)	$(357)
Net unrealized gains (losses) on AFS securities(1)	124	(102)
Net gains on cash flow hedges(2)	1	17

	$(370)	$(442)

(1)	Includes $101 million (2008: $184 million) of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $3 million (2008: $10 million) deferred in AOCI is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to 4 years (2008: 5 years) thereafter.
Note 20 Interest Rate Sensitivity
The table below details our exposure to interest rate risk resulting from the mismatch, or gap, between financial assets, liabilities and off-balance sheet instruments. On- and off-balance sheet financial instruments have been reported on the earlier of their contractual repricing date or maturity date. Certain contractual repricing dates have been adjusted according to management’s estimates for prepayments and early redemptions. Weighted-average effective yields are based on the earlier of contractual repricing date or maturity date of the underlying instrument.

Consolidated Financial Statements
     We manage interest rate gap by imputing a duration to certain assets and liabilities based on historical and forecasted trends in core balances. The repricing profile of these assets and liabilities has been incorporated in the table below under structural assumptions.

		Based on earlier of maturity or repricing date of interest rate sensitive instruments
		Immediately	Within	3 to 12	1 to 5	Over 5	Not interest
$ millions, as at October 31		rate sensitive	3 months	months	years	years	rate sensitive	Total

2009	Assets
	Cash and deposits with banks	$323	$5,070	$235	$—	$—	$1,379	$7,007
	Effective yield		0.49%	1.51%
	Trading securities	—	1,957	2,060	4,208	1,809	5,076	15,110
	Effective yield		1.14%	2.02%	2.87%	3.61%
	AFS securities	—	11,940	6,146	19,443	1,698	933	40,160
	Effective yield		1.10%	1.49%	2.86%	4.44%
	FVO securities	—	12,292	1,707	7,802	505	—	22,306
	Effective yield		0.39%	3.83%	3.23%	4.56%
	HTM securities	—	—	—	—	—	—	—
	Effective yield
	Securities borrowed or purchased under resale agreements	—	30,570	2,181	—	—	—	32,751
	Effective yield		0.25%	0.46%
	Loans	88,641	16,570	14,814	41,000	3,104	3,083	167,212
	Effective yield		2.68%	4.67%	4.73%	5.19%
	Other		31,254				20,144	51,398
	Structural assumptions	(8,496)	1,648	4,723	4,461	—	(2,336)	—

	Total assets	$80,468	$111,301	$31,866	$76,914	$7,116	$28,279	$335,944

	Liabilities and shareholders’ equity
	Deposits	$77,735	$46,501	$40,874	$26,585	$3,423	$27,999	$223,117
	Effective yield		0.86%	2.15%	3.69%	6.88%
	Obligations related to securities sold short	—	115	197	2,428	2,533	643	5,916
	Effective yield		0.24%	0.28%	1.57%	3.13%
	Obligations related to securities lent or sold under repurchase agreements	—	34,329	3,124	—	—	—	37,453
	Effective yield		0.25%	0.37%
	Subordinated indebtedness	—	453	1,586	1,677	1,441	—	5,157
	Effective yield		1.94%	3.28%	4.75%	8.42%
	Preferred share liabilities	—	360	200	40	—	—	600
	Effective yield		5.17%	5.17%	5.17%
	Other	—	30,581	373	1,263	1,112	30,372	63,701
	Structural assumptions	(9,795)	6,912	20,228	17,951	—	(35,296)	—

	Total liabilities and shareholders’ equity	$67,940	$119,251	$66,582	$49,944	$8,509	$23,718	$335,944

	On-balance sheet gap	$12,528	$(7,950)	$(34,716)	$26,970	$(1,393)	$4,561	$—
	Off-balance sheet gap(1)	—	(3,420)	26,937	(23,341)	(176)	—	—

	Total gap	$12,528	$(11,370)	$(7,779)	$3,629	$(1,569)	$4,561	$—
	Total cumulative gap	$12,528	$1,158	$(6,621)	$(2,992)	$(4,561)	$—	$—

	Gap by currency
	On-balance sheet gap
	Canadian currency	$13,707	$(9,709)	$(27,002)	$23,502	$(2,505)	$2,007	$—
	Foreign currencies	(1,179)	1,759	(7,714)	3,468	1,112	2,554	—

	Total on-balance sheet gap	$12,528	$(7,950)	$(34,716)	$26,970	$(1,393)	$4,561	$—

	Off-balance sheet gap(1)
	Canadian currency	$—	$2,615	$18,831	$(22,062)	$616	$—	$—
	Foreign currencies	—	(6,035)	8,106	(1,279)	(792)	—	—

	Total off-balance sheet gap	$—	$(3,420)	$26,937	$(23,341)	$(176)	$—	$—

	Total gap	$12,528	$(11,370)	$(7,779)	$3,629	$(1,569)	$4,561	$—

2008	Gap by currency
	On-balance sheet gap
	Canadian currency	$41,497	$(34,347)	$(27,778)	$16,245	$(2,958)	$7,341	$—
	Foreign currencies	6,311	(3,009)	(5,175)	(3,396)	1,329	3,940	—

	Total on-balance sheet gap	$47,808	$(37,356)	$(32,953)	$12,849	$(1,629)	$11,281	$—

	Off-balance sheet gap(1)
	Canadian currency	$—	$2,748	$9,360	$(11,518)	$(590)	$—	$—
	Foreign currencies	—	(13,135)	12,066	2,511	(1,442)	—	—

	Total off-balance sheet gap	$—	$(10,387)	$21,426	$(9,007)	$(2,032)	$—	$—

	Total gap	$47,808	$(47,743)	$(11,527)	$3,842	$(3,661)	$11,281	$—
	Total cumulative gap	$47,808	$65	$(11,462)	$(7,620)	$(11,281)	$—	$—

(1)	Includes derivative instruments which are reported on the consolidated balance sheet at fair value.

Consolidated Financial Statements
Note 21 Stock-based Compensation
Restricted Share Program
Under our Restricted Share Program (RSP), share equivalents are awarded under the following compensation plans:
Restricted Share Award
Under our RSA Plan, which began in 2000, certain key employees are granted annual awards to receive either CIBC common shares or an equivalent cash value in accordance with the terms of the grant. Additionally, RSAs may be awarded as special grants. Prior to December 2008, grants were made in the form of share-settled awards. The funding for these awards was paid into a trust which purchased CIBC common shares in the open market. Beginning December 2008, RSA grants are made in the form of cash-settled awards which are funded at the time of payment. Dividend equivalent payments in respect of cash-settled awards are recognized in compensation expense as incurred. RSAs generally vest one-third annually or at the end of three years. All awards are generally distributed or settled within a three-year period, beginning one year after the year of the grant.
     Grant date fair value of share-settled RSAs is calculated as the weighted average purchase price of the corresponding CIBC common shares that are purchased by the trust. Grant date fair value of cash-settled RSAs is calculated as the average closing price per CIBC common share on the TSX for the 10 trading days prior to a fixed date. Fair value for cash-settled RSAs is remeasured each period for subsequent changes in the market value of CIBC common shares.
     Compensation expense in respect of RSAs totalled $217 million in 2009 (2008: $135 million; 2007: $240 million). A liability in respect of cash-settled RSAs is recorded in other liabilities and totalled $298 million as at October 31, 2009 (2008: $117 million; 2007: nil).
Special Incentive Program
Special Incentive Program (SIP) award units were granted only once in 2000.
     Certain key employees were granted awards to receive CIBC common shares. The funding for these awards was paid into a trust which purchased CIBC common shares in the open market.
     SIP awards relating to some of the key employees vested and were distributed as at October 31, 2003, the date the plan expired. For other key employees, the value of awards was converted into Retirement Special Incentive Program Deferred Share Units (RSIP DSUs). Each RSIP DSU represents the right to receive one CIBC common share and additional RSIP DSUs in respect of dividends earned by the CIBC common shares held by the trust. RSIP DSUs met time- and performance-based vesting conditions on October 31, 2003, and will be distributed in the form of CIBC common shares upon retirement or termination of employment.
Performance Share Unit Program
Under the PSU program, which was introduced in 2005, certain key executives are granted awards to receive CIBC common shares or an equivalent cash value. PSUs vest at the end of three years. Dividend equivalent payments are recognized in compensation expense as incurred. The final number of PSUs that vest will range from 75% to 125% of the initial number awarded based on CIBC’s return on equity performance relative to the average of the other major Canadian banks.
     Grant date fair value of PSUs is deemed to be the same as the grant date fair value of RSAs awarded at the same time.
     Compensation expense in respect of PSUs totalled $2 million in 2009 (2008: recovery of $13 million; 2007: expense of $9 million). A liability in respect of PSUs is recorded in other liabilities and totalled $8 million as at October 31, 2009 (2008: $11 million; 2007: $24 million).
Directors’ Plans
Under the Director Deferred Share Unit/Common Share Election Plan, each director who is not an officer or employee of CIBC may elect to receive the annual amount payable by CIBC as either Deferred Share Units (DSUs) or CIBC common shares. For purposes of this plan, the annual amount payable is the non-cash component of the director retainer.
     Under the Non-Officer Director Share Plan, each non-officer director may elect to receive all or a portion of their cash remuneration in the form of cash, CIBC common shares or DSUs. For purposes of this plan, cash remuneration includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.
     The value of DSUs credited to a director is payable when he or she is no longer a director or employee of CIBC and, in addition, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan, the value of DSUs is payable when the director is no longer related to, or affiliated with, CIBC as defined in the Income Tax Act (Canada).
     Compensation expense in respect of the DSU components of these plans totalled $2 million in 2009 (2008: nil; 2007: $3 million). A liability in respect of DSUs is recorded in other liabilities and totalled $5 million as at October 31, 2009 (2008: $5 million; 2007: $8 million).
Stock Option Plans
We have two stock option plans: ESOP and Non-Officer Director Stock Option Plan (DSOP). A maximum of 42,834,500 common shares may be issued under these plans.
     Under the ESOP, stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from CIBC at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date. Certain options vest on the attainment of specified performance conditions.
     Up to 50% of options relating to the ESOP granted prior to 2000 can be exercised as SARs. SARs can be exchanged for a cash amount equal to the excess of the weighted-average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised over the option strike price. During 2009, all remaining SARs either expired or were exercised. As at October 31, 2009, there are no SARs outstanding.
     Under the DSOP, each director who was not an officer or employee of CIBC or any of our subsidiaries was provided with the right to purchase CIBC common shares from CIBC at a fixed price equal to the five-day average of the closing price per share on the TSX for the five trading days preceding the date of the grant. The options, which are not eligible for SARs, vested immediately and expire on the earlier of (a) 60 months after the date the director ceases to be a member of the Board of Directors, or (b) 10 years from the grant date. In January 2003, the Board of Directors determined that no further options would be granted under the DSOP.
     Fair value of stock options is measured at the grant date using the Black-Scholes option pricing model. Model assumptions are based

Consolidated Financial Statements
on observable market data for the risk-free interest rate and dividend yield; contractual terms for the exercise price and performance conditions; and historical experience for expected life. Volatility assumptions are best estimates of market implied volatility matching the exercise price and expected life of the options.
     The weighted-average grant date fair value of options granted during 2009 has been estimated at $13.60 (2008: $14.19; 2007: $14.11). The following weighted-average assumptions were used to determine the fair value of options on the date of grant:

For the year ended October 31	2009	2008	2007

Weighted-average assumptions
Risk-free interest rate	2.85%	4.33%	4.09%
Expected dividend yield	7.00%	6.23%	3.91%
Expected share price volatility	45.00%	32.35%	18.65%
Expected life	6 years	6 years	6 years
Share price /exercise price	$49.75	$75.60	$96.32

Compensation expense in respect of stock options and SARs totalled $9 million in 2009 (2008: recovery of $21 million; 2007: expense of $20 million). There was no liability in respect of SARs as at October 31, 2009 (2008: $6 million; 2007: $50 million).
Stock Option Plans

As at or for the year ended October 31	2009		2008		2007
		Weighted-		Weighted-		Weighted-
	Number	average	Number	average	Number	average
	of stock	exercise	of stock	exercise	of stock	exercise
	options	price	options	price	options	price

Outstanding at beginning of year	7,270,168	$55.38	7,236,483	$51.63	8,934,231	$47.84
Granted	1,077,608	49.75	876,342	75.60	419,418	96.32
Exercised(1)	(983,705)	39.10	(495,134)	41.83	(1,753,648)	43.43
Forfeited	(5,035)	72.06	(21,644)	74.69	(188,318)	59.90
Cancelled/Expired	(214,629)	73.09	(49,479)	79.69	(5,000)	31.70
Exercised as SARs	(120,905)	38.44	(276,400)	39.69	(170,200)	39.22

Outstanding at end of year	7,023,502	$56.53	7,270,168	$55.38	7,236,483	$51.63

Exercisable at end of year	4,942,948	$53.47	5,654,145	$48.69	6,060,063	$45.85

Available for grant	6,854,206		7,712,150		8,517,369

(1)	The weighted average share price at the date of exercise was $52.20 (2008: $70.15; 2007: $96.84).
Stock Options Outstanding and Vested

As at October 31, 2009	Stock options outstanding			Stock options vested
		Weighted-	Weighted-		Weighted-
		average	average		average
	Number	contractual life	exercise	Number	exercise
Range of exercise prices	outstanding	remaining	price	outstanding	price

$32.85 – $39.85	1,038,318	0.26	$37.63	1,038,318	$37.63
$40.37 – $49.75	2,390,767	5.19	46.59	1,341,077	44.12
$50.91 – $56.08	1,391,033	1.87	54.18	1,391,033	54.18
$62.90 – $69.68	253,498	8.43	65.81	53,346	65.62
$70.00 – $75.80	997,173	5.44	73.00	779,599	73.33
$79.55 – $84.69	600,973	7.84	79.67	163,598	79.87
$95.70 – $102.40	351,740	6.96	96.33	175,977	96.33

	7,023,502	4.27	$56.53	4,942,948	$53.47

Employee Share Purchase Plan
Under our Canadian ESPP, qualifying employees can choose each year to have up to 10% of their eligible earnings withheld to purchase CIBC common shares. We match 50% of the employee contribution amount, up to a maximum contribution of 3% of eligible earnings, depending upon length of service and job level, subject to a ceiling of $2,250 annually. CIBC contributions vest after employees have two years of continuous participation in the plan, and all subsequent contributions vest immediately. Similar employee share purchase plans exist in other regions globally, where each year qualifying employees can choose to have a portion of their eligible earnings withheld to purchase CIBC common shares and receive a matching employer contribution subject to each plan’s provisions. All contributions are paid into a trust and used by the plan trustees to purchase common shares in the open market. FirstCaribbean operates its own employee share purchase plan in which contributions are used by the plan trustee to purchase FirstCaribbean common shares in the open market.
     Our contributions are expensed as incurred and totalled $30 million in 2009 (2008: $30 million; 2007: $30 million).
Hedging
The impact due to changes in CIBC’s share price in respect of cash-settled share-based compensation under the RSA, PSU, DSU and SAR plans is hedged through the use of derivatives. Effective November 1, 2008, the gains and losses on these derivatives are recognized in employee compensation and benefits. In prior years, the gains and losses on these derivatives were recognized in other income. During the year we recorded gains of $60 million (2008: loss of $49 million; 2007: gain of $19 million) in the consolidated statements of operations. Additionally, we recorded gains of $14 million (2008: nil; 2007: nil) in AOCI in respect of hedges of awards that are being expensed over vesting periods.

Consolidated Financial Statements
Note 22 Employee Future Benefits
We sponsor pension and other post-employment benefit plans for eligible employees. Our pension plans include registered funded defined benefit pension plans, supplemental arrangements, which provide pension benefits in excess of statutory limits, and defined contribution plans. The pension plans are predominantly non-contributory, but some participants contribute to their respective plans so as to receive higher pension benefits. These benefits are, in general, based on years of service and compensation near retirement. We also provide certain health-care, life insurance and other benefits to eligible employees and pensioners. In addition, we continue to sponsor a long-term disability plan which provides benefits to disabled employees who became disabled prior to June 1, 2004.
     Effective November 1, 2008, we elected to change our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. This aligns our measurement date with our fiscal year end. The change was applied retroactively without restatement and resulted in an after-tax charge to opening retained earnings of $6 million ($9 million pre-tax) as at November 1, 2008.
     The following tables present the financial positions of the employee defined benefit pension and other post-employment benefit plans for Canada, U.S., U.K., and our FirstCaribbean subsidiaries. Other minor plans operated by some of our subsidiaries are not considered material and are not included in these disclosures.

Pension benefit plans				Other benefit plans
$ millions, as at or for the year ended October 31	2009	2008	2007	2009	2008	2007

Accrued benefit obligation
Balance at beginning of year	$3,641	$4,043	$3,760	$694	$767	$942
Adjustment for change in measurement date	12	—	—	1	—	—
Adjustment for inclusion of FirstCaribbean plans	—	—	196	—	—	5
Current service cost	108	139	141	13	15	17
Employee contributions	6	7	7	—	—	—
Interest cost on accrued benefit obligation	248	229	211	43	41	40
Benefits paid	(216)	(198)	(193)	(52)	(50)	(52)
Foreign exchange rate changes	(6)	11	(47)	—	2	(4)
Actuarial losses (gains)	144	(576)	16	21	(81)	(29)
Net transfer out	—	(2)	—	—	—	—
Plan amendments	5	—	(48)	—	—	(152)
Curtailments gains	—	—	—	—	(1)	—
Settlement gains	—	(13)	—	—	—	—
Special termination benefits	—	1	—	—	1	—

Balance at end of year	$3,942	$3,641	$4,043	$720	$694	$767

Plan assets
Fair value at beginning of year	$3,794	$4,121	$3,683	$40	$59	$80
Adjustment for change in measurement date	(15)	—	—	(4)	—	—
Adjustment for inclusion of FirstCaribbean plans	—	—	287	—	—	—
Actual positive (negative) return on plan assets	154	(411)	256	3	2	—
Employer contributions	288	278	139	40	29	31
Employee contributions	6	7	7	—	—	—
Benefits paid	(216)	(198)	(193)	(52)	(50)	(52)
Settlement payments	—	(13)	—	—	—	—
Foreign exchange rate changes	(8)	12	(58)	—	—	—
Net transfer out	—	(2)	—	—	—	—

Fair value at end of year	$4,003	$3,794	$4,121	$27	$40	$59

Funded status (deficit)	$61	$153	$78	$(693)	$(654)	$(708)
Employer contributions after measurement date	—	55	—	—	3	—
Unamortized net actuarial losses	1,171	877	825	100	82	171
Unamortized past service costs (gains)	9	7	9	(148)	(170)	(191)
Unamortized transitional asset	—	—	—	1	1	2

Accrued benefit asset (liability)	$1,241	$1,092	$912	$(740)	$(738)	$(726)
Valuation allowance	(18)	(19)	(19)	—	—	—

Accrued benefit asset (liability), net of valuation allowance	$1,223	$1,073	$893	$(740)	$(738)	$(726)

The accrued benefit asset (liability), net of valuation allowance, included in other assets and other liabilities is as follows:

Pension benefit plans				Other benefit plans
$ millions, as at October 31	2009	2008	2007	2009	2008	2007

Accrued benefit asset (liability), net of valuation allowance, recorded in:
Other assets (Note 9)	$1,243	$1,094	$1,057	$—	$—	$—
Other liabilities (Note 11)	(20)	(21)	(164)	(740)	(738)	(726)

Accrued benefit asset (liability), net of valuation allowance	$1,223	$1,073	$893	$(740)	$(738)	$(726)

Consolidated Financial Statements
Included in the accrued benefit obligation and fair value of the plan assets at year-end are the following amounts in respect of plans with accrued benefit obligations in excess of fair value of assets:

Pension benefit plans				Other benefit plans
$ millions, as at October 31	2009	2008	2007	2009	2008	2007

Accrued benefit obligation
Unfunded plans	$38	$31	$189	$582	$559	$621
Funded plans	217	132	132	138	135	146

	255	163	321	720	694	767
Fair value of plan assets	202	123	117	27	40	59

Funded status (deficit)	$(53)	$(40)	$(204)	$(693)	$(654)	$(708)

The net defined benefit plan expense is as follows:

Pension benefit plans							Other benefit plans
$ millions, for the year ended October 31	2009		2008		2007		2009		2008		2007

Current service cost	$108		$139		$141		$13		$15		$17
Interest cost on accrued benefit obligation	248		229		211		43		41		40
Actual (positive) negative return on plan assets	(154)		411		(256)		(3)		(2)		—
Plan amendments	5		—		(48)		—		—		(152)
Actuarial losses (gains)	144		(576)		16		21		(81)		(29)
Curtailment losses	—		1		—		—		—		—
Settlement losses	—		2		—		—		—		—
Special termination benefits	—		1		—		—		1		—

Benefit plan expense, before adjustments to recognize the long-term nature of employee future benefit costs	$351		$207		$64		$74		$(26)		$(124)

Adjustments to recognize the long-term nature of employee future benefit costs
Difference between actual and expected return on plan assets	$(141	)(1)	$(683	)(1)	$9	(1)	$1	(2)	$1	(2)	$(4	)(2)
Difference between actuarial (gains) losses arising and actuarial (gains) losses amortized	(133	)(3)	629	(3)	58	(3)	(20	)(4)	88	(4)	37	(4)
Difference between plan amendment costs arising and plan amendment costs amortized	(3	)(5)	2	(5)	54	(5)	(20	)(6)	(21	)(6)	132	(6)

	(277)		(52)		121		(39)		68		165
Change in valuation allowance	(1)		—		—		—		—		—

Defined benefit plan expense recognized	$73		$155		$185		$35		$42		$41

(1)	Expected return on plan assets of $295 million (2008: $272 million; 2007: $247 million), subtracted from actual positive (negative) return on plan assets of $154 million (2008: $(411) million; 2007: $256 million).

(2)	Expected return on plan assets of $2 million (2008: $1 million; 2007: $4 million), subtracted from actual return on plan assets of $3 million (2008: $2 million; 2007: nil).

(3)	Actuarial losses amortized of $11 million (2008: $53 million; 2007: $74 million), less actual actuarial losses (gains) incurred of $144 million (2008: $(576) million; 2007: $16 million).

(4)	Actuarial losses amortized of $1 million (2008: $7 million; 2007: $8 million), less actual actuarial losses (gains) incurred of $21 million (2008: $(81) million; 2007: $(29) million).

(5)	Amortization of plan amendments of $2 million (2008: $2 million; 2007: $6 million), less actual plan amendments of $5 million (2008: nil; 2007: $(48) million).

(6)	Amortization of plan amendments of $(20) million (2008: $(21) million; 2007: $(20) million), less actual plan amendments of nil (2008: nil; 2007: $(152) million).
Benefit and plan changes
2009
There were no material changes to the terms of our defined benefit pension plans or other benefit plans in 2009.
2008
During 2008, the supplemental pension arrangements for Canadian employees became funded plans. The initial funding contribution was $167 million.
2007
Effective November 1, 2006, the plan providing medical, dental, and life insurance benefits to Canadian employees retiring subsequent to December 31, 2008, was amended to provide a choice of benefit coverage and to limit the CIBC subsidy to cost levels established for 2009. Any future increases in medical and dental benefit costs for this group of retirees will be borne by retirees. This amendment resulted in a reduction in liability.
     Effective May 30, 2007, our Canadian defined benefit pension plans were amended with respect to our restructuring support program. For employees who receive notice of termination or retirement under designated support programs, on or after November 1, 2009, the pension benefits will be limited to the standard provisions of the plan. The amendment resulted in a reduction in liability.

Consolidated Financial Statements
Benefit plan assets
The weighted-average asset allocation and target allocation by asset category of our defined benefit pension plans and other funded benefit plans are as follows:

		Pension benefit plans			Other benefit plans
	Actual allocation		Target		Actual allocation	Target
	as at October 31		allocation		as at October 31	allocation
Asset category	2009	2008	2010	2009	2008	2010

Equity securities(1)	43%	47%	49%	—%	10%	—%
Debt securities(1)	50	47	42	100	90	100
Real estate	4	5	5	—	—	—
Other(2)	3	1	4	—	—	—

	100%	100%	100%	100%	100%	100%

(1)	Pension benefit plans include CIBC securities of $9 million (2008: $10 million), representing 0.3% of total plan assets (2008: 0.3%). Other benefit plans do not include any CIBC securities.

(2)	Includes foreign currency derivatives that hedge currency exposures and investments in essential public assets, including transportation, communications, energy, education and health-care projects.
The investment policy for benefit plan assets is to optimize the risk-return relationship using a global portfolio of various asset classes diversified by market segment, economic sector and issuer. The goal is to secure the plan obligations of our funded plans, maximizing the investment returns while not compromising the security of the respective plans, in a cost-effective manner. Plan assets are managed by external investment managers and CIBC Global Asset Management Inc., a wholly-owned subsidiary of CIBC, within established ranges and are rebalanced as required to the target asset mix.
Plan assumptions
The discount rate assumption used in determining pension and other post-employment benefit obligations and net benefit expense reflects the market yields, as of the measurement date, on high-quality debt instruments with cash flows that match expected benefit payments.
     For the Canadian plans, the expected rate of return on plan assets assumption is reviewed annually by management, in conjunction with our actuaries. The assumption is based on expected returns for the various asset classes, weighted by the portfolio allocation. Anticipated future long-term performance of individual asset categories is considered, reflecting expected future inflation and real yields on fixed income securities and equities.
     In the U.S., U.K. and Caribbean regions, procedures similar to those in Canada are used to develop the expected long-term rate of return on plan assets, taking into consideration local market conditions and the specific allocation of plan assets.
     The assumptions used to determine the accrued benefit obligation and the benefit plan expenses are as follows:

Pension benefit plans				Other benefit plans
Weighted-average assumptions	2009	2008	2007	2009	2008	2007

Accrued benefit obligation as at October 31
Discount rate at end of the period	6.5%	6.8%	5.6%	6.0%	6.6%	5.5%
Rate of compensation increase	3.7%	3.7%	3.6%	3.5%	3.5%	3.5%

Net benefit plan expense for the years ended October 31
Discount rate at beginning of the period	6.8%	5.6%	5.3%	6.6%	5.5%	5.1%
Expected long-term rate of return on plan assets	6.9%	6.8%	6.5%	5.0%	5.8%	5.5%
Rate of compensation increase	3.7%	3.6%	3.5%	3.5%	3.5%	3.5%

The assumed health-care cost trend rates of the principal Canadian plan providing medical, dental and life insurance benefits are as follows:

For the year ended October 31	2009	2008	2007

Health-care cost trend rates assumed for next year	7.1%	6.7%	6.8%
Rate to which the cost trend rate is assumed to decline	4.5%	4.5%	4.5%
Year that the rate reaches the ultimate trend rate	2029	2018	2014

A one percentage-point change in assumed health-care cost trend rates would have the following effects:

One percentage-point increase				One percentage-point decrease
$ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007

Effect on aggregate of service and interest costs	$4	$4	$5	$(3)	$(4)	$(4)
Effect on accrued benefit obligation	$49	$53	$60	$(40)	$(44)	$(49)

Defined contribution and other plans
We also maintain defined contribution plans for certain employees. The expense recognized for these benefit plans is as follows:

$ millions, for the year ended October 31	2009	2008	2007

Defined contribution pension plans	$13	$14	$20
Government pension plans(1)	73	76	76

	$86	$90	$96

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

Consolidated Financial Statements
Expenses if recognized as they arose
The total expense arising for the defined benefit pension plans, defined contribution pension plans, government pension plans and other post-employment benefit plans if we had recognized all costs and expenses as they arose is as follows:

Pension benefit plans					Other benefit plans				Total
$ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007	2009	2008	2007

Defined benefit plans	$351	$207	$64	$74	$(26)	$(124)	$425	$181	$(60)
Defined contribution and other plans	86	90	96	—	—	—	86	90	96

	$437	$297	$160	$74	$(26)	$(124)	$511	$271	$36

Cash flows
Cash contributions
The most recent actuarial valuation of the principal defined benefit pension plan for funding purposes was as at October 31, 2008. The next actuarial valuation of the plan will be required as at a date not later than October 31, 2011. For the long-term disability plan, the most recent actuarial valuation was performed as at October 31, 2007. Total cash contributions for employee future benefit plans consist of:

Pension benefit plans				Other benefit plans
$ millions, for the year ended October 31	2009	2008	2007	2009	2008	2007

Funded plans	$230	$330	$128	$—	$—	$—
Beneficiaries of unfunded plans	3	3	11	37	32	31
Defined contribution pension plans	13	14	20	—	—	—

	$246	$347	$159	$37	$32	$31

The minimum contributions for 2010 are anticipated to be $147 million for defined benefit pension plans and $52 million for other benefit plans. These estimates are subject to change since contributions are affected by various factors, such as market performance, regulatory requirements, and management’s ability to change funding policy.
Benefit payments
The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid either by CIBC or from the trust funds:

$ millions, as at October 31, 2009	Pension benefit plans	Other benefit plans

2010	$199	$52
2011	204	53
2012	210	53
2013	216	53
2014	222	53
2015 – 2019	1,237	274

Note 23 Income Taxes
Total Income Taxes

$ millions, for the year ended October 31	2009		2008		2007

Consolidated statement of operations
Provision for current income taxes — current	$386		$(671)		$178
— future	38		(1,547)		346

	424		(2,218)		524

Consolidated statement of changes in shareholders’ equity
OCI	18		(930)		1,059
Accounting policy changes	(3	)(1)	(50	)(2)	(4	)(3)
Other	(6)		(20)		(18)

	9		(1,000)		1,037

	$433		$(3,218)		$1,561

(1)	Represents the impact of changing the measurement date for employee future benefits. See Note 22 for additional details.

(2)	Represents the impact of adopting the amended CICA Emerging Issues Committee Abstract 46, “Leveraged Leases”. See Note 1 for additional details.

(3)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional details.

Consolidated Financial Statements
Components of Income Tax

$ millions, for the year ended October 31	2009	2008	2007

Current income taxes
Federal	$133	$(1,326)	$799
Provincial	84	(612)	400
Foreign	65	263	8

	282	(1,675)	1,207

Future income taxes
Federal	172	(788)	147
Provincial	94	(451)	68
Foreign	(115)	(304)	139

	151	(1,543)	354

	$433	$(3,218)	$1,561

Future income tax balances are included in other assets (Note 9) and result from temporary differences between the tax basis of assets and liabilities and their carrying amounts on the consolidated balance sheet.
     The combined Canadian federal and provincial income tax rate varies each year according to changes in the statutory rates imposed by each of these jurisdictions and according to changes in the proportion of our business carried out in each province. We are also subject to Canadian taxation on income of foreign branches.
     Earnings of foreign subsidiaries would generally only be subject to Canadian tax when distributed to Canada. Additional Canadian taxes that would be payable if all foreign subsidiaries’ retained earnings were distributed to the Canadian parent as dividends are estimated at $500 million (2008: $379 million; 2007: $302 million).
     The effective rates of income tax in the consolidated statement of operations are different from the combined Canadian federal and provincial income tax rate of 31.8% (2008: 32.7%; 2007: 34.8%) as set out in the following table:
Reconciliation of Income Taxes

$ millions, for the year ended October 31		2009		2008		2007

Combined Canadian federal and provincial income tax rate applied to income (loss) before income taxes	$515	31.8%	$(1,393)	32.7%	$1,340	34.8%
Income taxes adjusted for the effect of:
Earnings of foreign subsidiaries	(118)	(7.3)	(309)	7.3	(402)	(10.4)
Tax-exempt income	(29)	(1.8)	(126)	3.0	(197)	(5.1)
Tax-exempt gains	(4)	(0.2)	—	—	(70)	(1.8)
Enron-related increased tax benefit	—	—	(486)	11.4	—	—
Net realized foreign exchange gains on investments in foreign operations	69	4.3	144	(3.4)	22	0.6
Non-tax effected litigation provisions	—	—	(1)	—	(25)	(0.7)
Other	(9)	(0.6)	(47)	1.1	(144)	(3.8)

Income taxes in the consolidated statement of operations	$424	26.2%	$(2,218)	52.1%	$524	13.6%

In 2009, the repatriation of capital and retained earnings from our foreign operations resulted in a $104 million (2008: $160 million; 2007: $22 million) increase in income tax expense in the consolidated statement of operations arising from the reversal of related accumulated balances in the foreign currency translation adjustments component of AOCI.
Future Income Tax Asset
At October 31, 2009, our future income tax asset was $1,635 million, net of a US$88 million ($95 million) valuation allowance. Included in the future income tax asset are $990 million related to Canadian non-capital loss carryforwards that expire in 19 years, $68 million related to Canadian capital loss carryforwards that have no expiry date, and $356 million related to our U.S. operations. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. Although realization is not assured, we believe that based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Enron
In 2005, we recorded a $297 million tax benefit relating to the Enron-related litigation settlements. In 2008, we recorded an additional expected tax benefit of $486 million related to this matter. On October 2, 2009 Canada Revenue Agency issued reassessments disallowing the deduction of the 2005 Enron settlement payments of approximately $3 billion. We intend to commence legal proceedings to defend our tax filing position in the Tax Court of Canada, and believe that we will be successful in sustaining at least the amount of the accounting tax benefit recognized to date. Should we successfully defend our tax filing position in its entirety, we would be able to recognize an additional accounting tax benefit of $214 million and taxable refund interest thereon of $150 million. Should we fail to defend our position in its entirety, additional tax expense of approximately $826 million plus non-deductible interest thereon of $130 million would be incurred.
Ontario tax rate reductions
The Ontario Government, as part of its 2009 budget, proposed to reduce Ontario corporate tax rates from 14% to 10% by 2013. These reductions were not substantively enacted for accounting purposes as at October 31, 2009. The rate reductions were substantively enacted as at November 16, 2009. As a result, we will have to write down our future tax assets by approximately $25 million in the first quarter of 2010.

Consolidated Financial Statements
Sources of Future Income Tax Balances

$ millions, as at October 31	2009	2008(1)

Future income tax assets
Tax loss carryforwards	$1,249	$1,456
Provisions	76	90
Allowance for credit losses	466	333
Unearned income	70	66
Buildings and equipment	55	69
Pension and employee benefits	73	81
Securities revaluation	150	244
Other	70	95

	2,209	2,434
Valuation allowance (VA)	(95)	(62)

	2,114	2,372

Future income tax liabilities
Lease receivables	64	264
Pension and employee benefits	82	21
Buildings and equipment	80	53
Goodwill	72	69
Securities revaluation	40	33
Foreign currency	62	77
Other	79	33

	479	550

Net future income tax asset net of VA	$1,635	$1,822

$ millions, as at October 31	2009	2008

Net future income tax asset, net of VA recorded in other assets (Note 9)	$1,635	$1,822

(1)	Certain prior period financial information has been reclassified to conform with the presentation adopted in 2009.
The following table presents a reconciliation of the beginning and ending amount of unrecognized tax benefits for the year ended October 31, 2009.
Unrecognized Tax Benefits

$ millions, for the year ended October 31	2009	2008

Balance at beginning of year	$460	$948
Increases based on tax positions related to the current period	42	35
Decreases based on tax positions related to prior periods	(39)	(500)
Decreases related to a lapse of applicable statute of limitations	(7)	(23)

Balance at the end of the year	$456	$460

The entire amount of remaining unrecognized tax benefits of $456 million, if recognized, would affect the effective tax rate.
     We do not expect any other significant changes in the total amount of unrecognized benefits to occur within the next 12 months.
     CIBC operates in Canada, the United States, the United Kingdom and other tax jurisdictions. The earliest tax years subject to investigation (for federal purposes) are as follows:

Jurisdiction:
Canada	2005
United States	2006
United Kingdom	2008
     CIBC accounts for interest arrears and penalties in income tax expense, except where the interest is deductible for income tax purposes, in which case it is recognized as interest expense. For the year ended October 31, 2009, interest of approximately $23 million (2008: $75 million) was accrued. The total amount of interest and penalties payable in the consolidated balance sheet as at October 31, 2009 was $94 million (2008: $164 million). Substantially all of the accrued interest and penalties relate to our United States leveraged leases transactions.
Note 24 Earnings per Share

$ millions, except per share amounts, for the year ended October 31	2009	2008	2007

Basic EPS
Net income (loss)	$1,174	$(2,060)	$3,296
Preferred share dividends and premiums	(162)	(119)	(171)

Net income (loss) applicable to common shares	$1,012	$(2,179)	$3,125

Weighted-average common shares outstanding (thousands)	381,677	370,229	336,092

Basic EPS	$2.65	$(5.89)	$9.30

Diluted EPS
Net income (loss) applicable to common shares	$1,012	$(2,179)	$3,125

Weighted-average common shares outstanding (thousands)	381,677	370,229	336,092

Add: stock options potentially exercisable(1) (thousands)	765	1,534	3,224

Weighted-average diluted common shares outstanding(2) (thousands)	382,442	371,763	339,316

Diluted EPS(3)	$2.65	$(5.89)	$9.21

(1)	Excludes average options outstanding of 3,444,668 with a weighted-average exercise price of $69.37; average options outstanding of 1,911,347 with a weighted-average exercise price of $79.13; and average options outstanding of 4,565 with a weighted-average exercise price of $100.45 for the years ended October 31, 2009, 2008 and 2007, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation because either we have settled preferred shares for cash in the past or we have not exercised our conversion right in the past.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share is anti-dilutive; therefore, basic and diluted earning (loss) per share are the same.

Consolidated Financial Statements
Note 25 Commitments, Guarantees, Pledged Assets and Contingent Liabilities
Commitments
Credit-related arrangements
Credit-related arrangements are generally off-balance sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. Our policy of requiring collateral or other security to support credit-related arrangements and the types of security held is generally the same as for loans. The contract amounts shown below for credit-related arrangements represent the maximum amount of additional credit that we could be obligated to extend. The contract amounts also represent the credit risk amounts should the contracts be fully drawn, the counterparties default and any collateral held proves to be of no value. As many of these arrangements will expire or terminate without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements or actual risk of loss.

Contract amounts
$ millions, as at October 31	2009	2008

Securities lending(1)(2)	$43,907	$49,293
Unutilized credit commitments(3)	39,747	37,918
Backstop liquidity facilities(4)	4,869	9,764
Standby and performance letters of credit	5,123	6,249
ALM credit derivatives written options(5)	27	30
Documentary and commercial letters of credit	234	236
Other	371	394

	$94,278	$103,884

(1)	Includes the full contract amount of custodial client securities totalling $33.3 billion (2008: $39.8 billion) lent by CIBC Mellon Global Securities Services Company.

(2)	Excludes securities lending of $5.3 billion (2008: $6.1 billion) for cash because it is reported on the consolidated balance sheet as obligations related to securities lent or sold under repurchase agreements.

(3)	Includes irrevocable lines of credit totalling $30.7 billion (2008: $28.7 billion), of which $18.7 billion (2008: $14.5 billion) will expire in one year or less. Excludes personal lines of credit, home equity lines of credit, and credit card lines.

(4)	Includes U.S. liquidity facilities of $29 million (2008: $55 million) which are subject to agreements under which the relevant conduits maintain the right to put their assets back to CIBC at par.

(5)	Represents notional amount of ALM credit derivatives written options which are also reported as derivatives in Note 14.
Securities lending
Securities lending represents our credit exposure when we lend our own or our clients’ securities to a borrower and the borrower defaults on the redelivery obligation. The borrower must fully collateralize the security lent at all times.
Unutilized credit commitments
Unutilized credit commitments include the undrawn portion of lending facilities that we have approved to meet the requirements of clients. These lines may include various conditions that must be satisfied prior to drawdown. The credit risk associated with these lines arises from the possibility that a commitment will be drawn down as a loan. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower, and may include a charge over the present and future assets of the borrower.
Backstop liquidity facilities
We provide irrevocable backstop liquidity facilities primarily to ABCP conduits. We are the financial services agent for some of these conduits, while other conduits are administered by third parties. Commencing September 17, 2007, the liquidity facilities for our sponsored ABCP programs for Crisp Trust, Macro Trust, Safe Trust, Smart Trust and Sound Trust require us to provide funding, subject to the satisfaction of certain limited conditions with respect to the conduits, to fund non-defaulted assets. The liquidity facilities to Franchise Trust and Franchise Trust II were terminated in 2008.
Standby and performance letters of credit
These represent an irrevocable obligation to make payments to third parties in the event that clients are unable to meet their contractual financial or performance obligations. The credit risk associated with these instruments is essentially the same as that involved in extending irrevocable loan commitments to clients. The amount of collateral obtained, if deemed necessary, is based on our credit evaluation of the borrower and may include a charge over present and future assets of the borrower.
ALM credit derivatives written options
Credit default swaps for ALM purposes are written to create synthetic loan exposures to a reference borrower, to manage credit portfolio diversification. The notional amount of these contracts is included in the table above. The notional amount represents the maximum amount at risk in the event of a default of the reference borrower.
Documentary and commercial letters of credit
Documentary and commercial letters of credit are short-term instruments issued on behalf of a client, authorizing a third party, such as an exporter, to draw drafts on CIBC up to a specified amount, subject to specific terms and conditions. We are at risk for any drafts drawn that are not ultimately settled by the client; however, the amounts drawn are collateralized by the related goods.
Lease commitments(1)(2)(3)(4)
CIBC has obligations under non-cancellable leases for buildings and equipment.
     Future minimum lease payments for all lease commitments for each of the five succeeding years and thereafter are as follows:

$ millions, as at October 31, 2009

2010	$338
2011	306
2012	267
2013	248
2014	208
2015 and thereafter	1,504

(1)	Total rental expense (excluding servicing agreements) in respect of buildings and equipment charged to the consolidated statement of operations was $334 million (2008: $366 million; 2007: $357 million).

(2)	Includes future minimum lease commitments under sale-leaseback amounting to $49 million in 2010, $41 million in 2011, $41 million in 2012, $43 million in 2013, $44 million in 2014 and $400 million in 2015 and thereafter.

(3)	We have sublet some of our premises and expect to receive $43 million (2008: $61 million) from third-party tenants on the sub-leases. Our lease commitments in the table above are gross of the sub-lease income.

(4)	Includes $21 million (2008: $29 million) of assigned lease commitments in connection with our sale of the U.S. private client and asset management division to Oppenheimer in 2003. We remain contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default.
Other commitments

As an investor in merchant banking activities, we enter into commitments to fund external private equity funds and investments in equity and debt securities at market value at the time the commitments are drawn. In connection with these activities, we had commitments to invest up to $372 million as at October 31, 2009 (2008: $338 million).

Consolidated Financial Statements
Guarantees
Guarantees include contracts that contingently require the guarantor to make payments to a guaranteed party based on (a) changes in an underlying economic characteristic that is related to an asset, liability or an equity security of the guaranteed party; (b) failure of another party to perform under an obligating agreement; or (c) failure of a third party to pay its indebtedness when due. The following table summarizes significant guarantees issued and outstanding as at October 31:

		2009		2008
$ millions, as at October 31		Oct. 31		Oct. 31
	Maximum		Maximum
	potential	Carrying	potential	Carrying
	future payment(1)	amount	future payment(1)	amount

Securities lending with indemnification(2)	$30,797	$—	$36,152	$—
Standby and performance letters of credit	5,123	20	6,249	14
Credit derivatives:
Written options	20,547	4,226	32,717	6,877
Swap contracts written protection	3,657	276	3,892	256
Other derivative written options	See narrative	2,849	See narrative	4,334
Other indemnification agreements	See narrative	—	See narrative	—

(1)	The total collateral available relating to these guarantees was $33.1 billion (2008: $39.3 billion).

(2)	Securities lending with indemnification is the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services Company, which is a 50/50 joint venture between CIBC and The Bank of New York Mellon.

As many of these guarantees will expire or terminate without being drawn upon and do not take into consideration the possibility of recovery by means of recourse provisions or from collateral held or pledged, the maximum potential future payment amounts are not indicative of future cash requirements or credit risk, and bear no relationship to our expected losses from these arrangements.
Securities lending with indemnification
As part of our custodial business, indemnifications may be provided to security lending clients to ensure that the fair value of securities lent will be returned in the event that the borrower fails to return the indemnified securities and collateral held is insufficient to cover the fair value of those securities. The term of these indemnifications varies, as the securities loaned are recallable on demand.
Standby and performance letters of credit
Standby and performance letters of credit represent written undertakings that back financial and performance obligations of the client. These guarantees convey similar credit risk characteristics as loans. We may collateralize standby and performance letters of credit by various forms, including cash, securities and other assets pledged. The term of these guarantees may vary, with the majority of them expiring within one year.
Credit derivatives written options
Credit derivatives written options represent an indirect guarantee of indebtedness of another party or the market value of a reference asset as they require us to transfer funds to a counterparty upon the occurrence of specified events related to the creditworthiness of a reference obligor or the market value of a reference asset. For these types of derivatives, determination of our counterparties’ underlying exposure related to the obligor or reference asset (outside of the derivative contract) is not required in order to classify the derivative as a guarantee. The term of these contracts may vary, with the majority of them expiring over five years.
Other derivative written options
Derivative contracts include written options on interest rate, foreign exchange, equity, commodity, and other, which provide the holder the right to purchase or sell an underlying item for a pre-determined price. The derivative would be considered a guarantee if the counterparty held an asset, liability or equity security related to the underlying in the derivative contract. We do not track the intention or holdings of a given counterparty when writing an option, and as a result, the maximum potential liability for derivative contracts that may meet the definition of a guarantee is unavailable. We generally hedge our exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. The term of these contracts is generally within one to five years.
Other indemnification agreements
In the ordinary course of operations, we enter into contractual arrangements under which we may agree to indemnify the counterparty to such arrangement from any losses relating to a breach of representations and warranties, a failure to perform certain covenants, or for claims or losses arising from certain external events as outlined within the particular contract. This may include, for example, losses arising from changes in tax legislation, litigation or claims relating to past performance. In addition, we have entered into indemnification agreements with each of our directors and officers to indemnify those individuals, to the extent permitted by law, against any and all claims or losses (including any amounts paid in settlement of any such claims) incurred as a result of their service to CIBC. In most indemnities, maximum loss clauses are generally not provided for, and as a result, no defined limit of the maximum potential liability exists. We believe that the likelihood of the conditions arising to trigger obligations under these contract arrangements is remote. Historically, any payments made in respect of these contracts have not been significant. No amounts related to these indemnifications, representations and warranties are reflected within the consolidated financial statements as at October 31, 2009 and 2008.

Consolidated Financial Statements
Pledged assets
In the ordinary course of business, we pledge our own or may sell or re-pledge third-party assets against liabilities, or to facilitate certain activities. The following table presents the sources and uses of pledged assets and collateral:

$ millions, as at October 31	2009	2008

Sources of pledged assets and collateral
CIBC assets
Deposits with banks	$32	$37
Securities	26,365	34,487
Mortgages	3,697	3,529
Other assets	6,603	6,528

	36,697	44,581

Client assets
Collateral received and available for sale or re-pledged(1)	79,028	86,667
Less: not sold or re-pledged	15,960	21,802

	63,068	64,865

	$99,765	$109,446

Uses of pledged assets and collateral
Securities lent(2)	$43,907	$49,293
Obligations related to securities lent or sold under repurchase agreements(3)	37,453	38,023
Obligations related to securities sold short(3)	5,916	6,924
Covered bonds(3)	3,182	3,070
Margins for exchange-traded futures and options, and collateralized derivative transactions	8,175	11,124
Foreign governments and central banks(4)	332	272
Clearing systems, payment systems and depositories(4)	800	740

	$99,765	$109,446

(1)	Includes the full contract amount totalling $35.3 billion (2008: $42.0 billion) of collateral received for custodial client securities lent by CIBC Mellon Global Securities Services Company.

(2)	Includes the full contract amount of custodial client securities totalling $33.3 billion (2008: $39.8 billion) lent by CIBC Mellon Global Securities Services Company.

(3)	Does not include over-collateralization of assets pledged.

(4)	Includes assets pledged in order to participate in clearing and payment systems and depositories or to have access to the facilities of central banks in foreign jurisdictions.
Securities collateral
Client securities collateral available for sale or re-pledge is received in connection with securities lending, securities borrowed or purchased under resale agreements, margin loans and to collateralize derivative contracts. Client securities collateral may be sold or re-pledged by CIBC in connection with securities borrowed, lent or sold under repurchase agreements, for margin loans, as collateral for derivative transactions or delivered to cover securities sold short.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While it is inherently difficult to predict the outcome of such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular year.
     In the fourth quarter of 2008, we recognized a gain of $895 million (US$841 million), resulting from the reduction to zero of our unfunded commitment on a variable funding note (VFN) issued by a CDO. This reduction followed certain actions of the trustee under the indenture for this CDO following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), the guarantor of a related credit default swap agreement with the CDO. In the fourth quarter of 2009, the Lehman estate and the indenture trustees of certain other CDOs argued substantive motions during bankruptcy court proceedings in New York. While the Lehman estate has, as a matter of course, expressed its disagreement with the actions of the indenture trustee of the CDO that issued our VFN, the estate has not instituted any legal proceeding with regard to the CDO or our VFN. We continue to believe the CDO indenture trustee’s actions were fully supported by the terms of the governing contracts and the relevant legal standards.

Consolidated Financial Statements
Note 26 Concentration of Credit Risk
Concentrations of credit exposure may arise with a group of counterparties that have similar economic characteristics or are located in the same geographic region. The ability of such counterparties to meet contractual obligations would be similarly affected by changing economic, political or other conditions.
     The amounts of credit exposure associated with our on- and off-balance sheet financial instruments are summarized in the following table:
Credit Exposure by Country of Ultimate Risk

$ millions, as at October 31				2009				2008
		United	Other			United	Other
	Canada	States	countries	Total	Canada	States	countries	Total

On-balance sheet
Major assets(1)(2)(3)	$242,487	$32,225	$42,927	$317,639	$242,981	$46,453	$43,259	$332,693

Off-balance sheet
Credit-related arrangements
Lines of credit
Financial institutions	$7,983	$1,136	$507	$9,626	$12,193	$992	$663	$13,848
Governments	3,899	10	8	3,917	3,547	—	18	3,565
Other	28,150	1,948	975	31,073	26,443	2,308	1,518	30,269

	40,032	3,094	1,490	44,616	42,183	3,300	2,199	47,682

Other credit-related arrangements(4)
Financial institutions	42,683	1,797	160	44,640	48,000	1,707	213	49,920
Governments	82	6	—	88	58	3	—	61
Other	4,033	286	615	4,934	4,466	403	1,352	6,221

	46,798	2,089	775	49,662	52,524	2,113	1,565	56,202

	$86,830	$5,183	$2,265	$94,278	$94,707	$5,413	$3,764	$103,884

Derivative instruments
By counterparty type
Financial institutions(5)	$6,063	$6,000	$8,372	$20,435	$7,694	$7,287	$7,880	$22,861
Governments	1,918	—	—	1,918	1,626	—	—	1,626
Other	1,353	281	133	1,767	1,852	510	204	2,566

	9,334	6,281	8,505	24,120	11,172	7,797	8,084	27,053
Less: effect of master netting agreements	(6,544)	(3,676)	(5,810)	(16,030)	(7,216)	(4,305)	(5,277)	(16,798)

Total derivative instruments	$2,790	$2,605	$2,695	$8,090	$3,956	$3,492	$2,807	$10,255

(1)	Major assets consist of cash and non-interest-bearing deposits with banks, interest-bearing deposits with banks, loans, securities, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, and derivative instruments market valuation, after deduction of allowance for credit losses.

(2)	Includes Canadian currency of $250.7 billion (2008: $244.2 billion) and foreign currencies of $66.9 billion (2008: $88.5 billion).

(3)	Includes loans and acceptances, net of allowance for credit losses, totalling $175.6 billion (2008: $180.3 billion). No industry or foreign jurisdiction accounts for more than 10% of this amount in either 2009 or 2008.

(4)	Includes the full contract amount of custodial client securities totalling $33.3 billion (2008: $39.8 billion) lent by CIBC Mellon Global Securities Services Company.

(5)	Includes positive fair value (net of CVA) of $1.5 billion (2008: $2.3 billion), notional amounts of $25.7 billion (2008: 32.7 billion), with U.S. financial guarantors.
Note 27 Related-party Transactions
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to non-related parties. Related parties include directors, senior officers and their affiliates(1), joint ventures and investments accounted for under the equity method. Loans to these related parties are based on market terms and conditions. We offer a subsidy on annual fees and preferential interest to credit card balances to senior officers which is the same offer to all employees of the bank.
Directors, senior officers and their affiliates(1)
As at October 31, 2009, loans to directors and their affiliates totalled $157 million(2) (2008: $112 million), letters of credit and guarantees totalled $10 million (2008: $212 million) and the undrawn credit commitments totalled $314 million(3) (2008: $163 million).
     As at October 31, 2009, loans to senior officers and their affiliates totalled $10 million (2008: $22 million), letters of credit and guarantees totalled $75 million (2008: $75 million), and the undrawn credit commitments totalled $69 million (2008: $66 million).
     We offer various stock-based compensation plans to senior officers and directors. See Note 21 for details.
Joint ventures
Each of CIBC and CIT Financial Ltd., an indirect subsidiary of CIT Group Inc., owns 50% of CIT Business Credit Canada Inc., which is engaged in asset-based lending in Canada. In November 2009, CIT Group Inc., which is the guarantor of CIT Financial Ltd.’s obligations in respect of CIT Business Credit Canada Inc., filed a Chapter 11 petition with the U.S. Bankruptcy Court for the Southern District of New York

(1)	Affiliates include spouses, children under 18 and supported family members (dependants) of directors and senior officers. It also includes entities over which directors, senior officers and their dependants have significant influence. Significant influence can be exerted by: greater than 10% voting interest; entities in which they have a management contract; entities in which they have positions of management authority/senior positions; entities in which they are a general partner; and trusts in which they are trustees or substantial beneficiaries.
(2)	Includes $156 million (2008: $111 million) to entities over which directors and their dependants have significant influence.
(3)	Includes $313 million (2008: $162 million) to entities over which directors and their dependants have significant influence.

Consolidated Financial Statements
(Manhattan). As at October 31, 2009, our loans to and common share investment in the joint venture totalled $413 million (2008: $537 million) and $1 million (2008: $1 million), respectively, which are eliminated upon proportionate consolidation. In addition, as at October 31, 2009, we had letters of credit and guarantees of $129 million (2008: $157 million) and undrawn credit commitments of $189 million (2008: $5 million) to the joint venture. The loans were made to the joint venture under a Master Funding agreement, under which the joint venture borrows money equally from both of its joint investors. Interest is charged at prime on Canadian dollar loans and at Base Rate (Canada) for U.S. dollar loans.
     CIBC is a 50/50 joint venture partner with The Bank of New York Mellon in two joint ventures: CIBC Mellon Trust Company (CMT), which provides trust services; and CIBC Mellon Global Securities Services Company (GSS), which provides custodial and asset services, both in Canada. As at October 31, 2009, our common share investments in the joint ventures totalled $99 million (2008: $99 million), which are eliminated upon proportionate consolidation. In addition, CIBC held client overdraft balances on behalf of CMT of nil (2008: $663 million). There were also unutilized credit commitments of $81 million (2008: $32 million). CIBC, The Bank of New York Mellon and CIBC Mellon have, jointly and severally, provided indemnity to CIBC Mellon customers in respect of securities lending transactions.
Equity-accounted entities
As at October 31, 2009, investments in and loans to equity-accounted entities totalled $386 million (2008: $236 million) and the undrawn investment and credit commitments totalled $15 million (2008: $25 million).
Note 28 Segmented and Geographic Information
We have two strategic business lines: CIBC Retail Markets, which services retail customers, and Wholesale Banking, which services wholesale customers. These strategic business lines are supported by Corporate and Other.
     CIBC Retail Markets provides a full range of financial products and services to individual and business banking clients in Canada, as well as investment management services globally to retail and institutional clients in Hong Kong, Singapore and the Caribbean. In addition, CIBC Retail Markets offers a full range of financial services to clients in 17 regional markets in the Caribbean through FirstCaribbean International Bank.
     Wholesale Banking, previously CIBC World Markets, is the corporate and investment banking arm of CIBC. To deliver on its mandate as a premier client-focused and Canadian-based investment bank, Wholesale Banking provides a wide range of capital markets, credit, investment banking, merchant banking, and research products and services to government, institutional, corporate and retail clients in Canada and in key markets around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients. Wholesale Banking also supports day-to-day treasury execution activities.
     These strategic business lines are supported by five functional groups: Technology and Operations; Corporate Development; Finance (including Treasury); Administration; and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the strategic business lines. Corporate and Other also includes CIBC Mellon joint ventures, and other income statement and balance sheet items, not directly attributable to the strategic business lines.
     During the year, we moved the impact of securitization for CIBC Retail Markets to Corporate and Other. In addition, the provision for credit losses related to general allowance (excluding FirstCaribbean) was moved to Corporate and Other. We also reclassified the specific allowance related to credit card loans to general allowance. As a consequence, all changes in credit allowance related to credit card loans are reflected in Corporate and Other. Prior period information has been restated to reflect these changes.
     In the first quarter of 2009, we moved sublease income and related operating costs of our New York premises from Wholesale Banking to Corporate and Other. In the third quarter, we made certain modifications to our transfer pricing and treasury allocations methodologies to more appropriately reflect funding costs and observed client behaviour in our strategic business lines in the current environment. The modifications resulted in an increase in the revenue of CIBC Retail Markets with a corresponding decrease in the revenue of Wholesale Banking and Corporate and Other. These changes and modifications were applied prospectively and prior period information was not restated.
     In 2008, we separated “Administration and Technology and Operations” into two functional groups, “Administration” and “Technology and Operations”. We also moved the Legal and Regulatory Compliance function into Administration.
     During 2007, we moved the Treasury function from Treasury and Risk Management into Finance.
     Results for our operating segments are based on our internal financial reporting systems. The assets and liabilities of the segments are transfer priced, using a funding methodology that best reflects their nature and term, at wholesale market rates. Non-interest expenses are attributed to the segment to which they relate. Indirect expenses are allocated to the segments based on appropriate criteria.
     To measure and report the results of operations of the two strategic business lines, we use a Manufacturer/Customer Segment/Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the strategic business lines. Periodically, the sales and trailer commission rates paid to segments for certain products are revised and applied prospectively. Revenue, expenses and balance sheet resources relating to certain activities are fully allocated to the strategic business lines.

Consolidated Financial Statements
Results by Business Line and Geographic Distribution

		CIBC
		Retail	Wholesale	Corporate	CIBC		United		Other
$ millions, for the year ended October 31		Markets	Banking	and Other	Total	Canada(1)	States(1)	Caribbean(1)	countries(1)

2009	Net interest income	$5,482	$352	$(440)	$5,394	$4,321	$300	$581	$192
	Non-interest income	3,895	53	586	4,534	5,228	99	441	(1,234)
	Intersegment revenue(2)	2	—	(2)	—	n/a	n/a	n/a	n/a

	Total revenue	9,379	405	144	9,928	9,549	399	1,022	(1,042)
	Provision for (reversal of) credit losses	1,382	218	49	1,649	1,365	155	51	78
	Amortization(3)	122	7	274	403	322	21	54	6
	Other non-interest expenses	5,160	999	98	6,257	5,450	293	385	129

	Income (loss) before income taxes and non-controlling interests	2,715	(819)	(277)	1,619	2,412	(70)	532	(1,255)
	Income taxes	764	(312)	(28)	424	813	(51)	66	(404)
	Non-controlling interests	21	—	—	21	—	—	21	—

	Net income (loss)	$1,930	$(507)	$(249)	$1,174	$1,599	$(19)	$445	$(851)

	Average assets(4)	$290,609	$85,266	$(25,169)	$350,706	$265,670	$19,828	$27,373	$37,835

2008	Net interest income	$5,543	$(251)	$(85)	$5,207	$3,886	$187	$1,010	$124
	Non-interest income	3,871	(5,788)	424	(1,493)	5,108	(102)	459	(6,958)
	Intersegment revenue(2)	5	—	(5)	—	n/a	n/a	n/a	n/a

	Total revenue	9,419	(6,039)	334	3,714	8,994	85	1,469	(6,834)
	Provision for (reversal of) credit losses	833	12	(72)	773	723	10	33	7
	Amortization	112	16	117	245	175	20	45	5
	Other non-interest expenses(5)	5,361	1,247	348	6,956	5,995	362	342	257

	Income (loss) before income taxes and non-controlling interests	3,113	(7,314)	(59)	(4,260)	2,101	(307)	1,049	(7,103)
	Income taxes	773	(3,114)	123	(2,218)	656	(626)	62	(2,310)
	Non-controlling interests	19	(1)	—	18	—	(1)	19	—

	Net income (loss)	$2,321	$(4,199)	$(182)	$(2,060)	$1,445	$320	$968	$(4,793)

	Average assets(4)	$262,951	$99,398	$(17,484)	$344,865	$252,235	$25,727	$30,434	$36,469

2007	Net interest income	$5,301	$(568)	$(175)	$4,558	$3,155	$70	$1,198	$135
	Non-interest income	4,588	2,296	624	7,508	6,185	1,453	425	(555)
	Intersegment revenue(2)	6	—	(6)	—	n/a	n/a	n/a	n/a

	Total revenue	9,895	1,728	443	12,066	9,340	1,523	1,623	(420)
	Provision for (reversal of) credit losses	783	(28)	(152)	603	620	(11)	16	(22)
	Amortization	110	18	125	253	180	25	43	5
	Other non-interest expenses(5)	5,469	1,603	287	7,359	6,039	732	312	276

	Income (loss) before income taxes and non-controlling interests	3,533	135	183	3,851	2,501	777	1,252	(679)
	Income taxes	762	(307)	69	524	534	228	61	(299)
	Non-controlling interests	27	4	—	31	—	4	27	—

	Net income (loss)	$2,744	$438	$114	$3,296	$1,967	$545	$1,164	$(380)

	Average assets(4)	$245,176	$102,344	$(19,000)	$328,520	$239,206	$35,913	$28,473	$24,928

(1)	Net income (loss) and average assets are allocated based on the geographic location where they are recorded.

(2)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer/Customer Segment/Distributor Management Model.

(3)	Includes amortization of buildings, furniture, equipment, leasehold improvements, software and finite-lived intangible assets.

(4)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

(5)	Amortization of software of $165 million and $183 million for 2008 and 2007, respectively, were included in other non-interest expenses.

n/a Not applicable

Consolidated Financial Statements
Note 29 Financial Instruments — Disclosures
Effective November 1, 2007, we adopted the CICA handbook section 3862, “Financial Instruments — Disclosures”. We have included some of the disclosures required by the CICA handbook section 3862 in the shaded sections of the “MD&A — Management of Risk”, as permitted by the standard. The following table provides a cross referencing of those disclosures from the MD&A.

Description	Section

For each type of risk arising from financial instruments, an entity shall disclose: the exposure to risks and how they arise; objectives, policies and processes used for managing the risks; methods used to measure the risk; and description of collateral.
Risk overview Credit risk

Market risk

Liquidity risk

Operational risk

Reputation and legal risk

Regulatory risk

Credit risk — gross exposure to credit risk, credit quality, and concentration of exposures.	Credit risk

Market risk — trading portfolios — value-at-risk; non-trading portfolios — interest rate risk, foreign exchange risk, and equity risk.	Market risk

Liquidity risk — liquid assets, maturity of financial liabilities, and credit and liquidity commitments.	Liquidity risk
We have provided quantitative disclosures related to credit risk consistent with Basel II guidelines, which require entities to disclose their exposures based on how they manage their business and risks. The following table sets out the categories of the drawn exposure to credit risk under Advanced Internal Ratings Based (AIRB) and standardized approaches displayed in both accounting categories and Basel II portfolios.

$ millions, as at October 31, 2009
Accounting categories	Basel II portfolios
				Real estate
				secured	Qualifying
				personal	revolving	Other
	Corporate	Sovereign	Bank	lending	retail	retail	Securitization

Non-interest-bearing deposits with banks	$—	$—	$582	$—	$—	$—	$—
Interest-bearing deposits with banks	—	386	4,718	—	—	—	—
Securities
Trading	2	810	—	—	—	—	410
AFS	1,940	30,104	3,825	—	—	—	2,982
FVO	107	22,199	—	—	—	—	—
Loans
Residential mortgages	507	1,194	—	83,624	—	—	—
Personal loans	196	—	—	19,614	6,908	7,137	—
Credit card loans(1)	—	—	—	—	14,032	111	—
Business and government loans	27,443	732	201	—	—	1,997	6,554
Customers’ liability under acceptances	6,908	1,329	160	—	—	—	—
Other assets	218	722	7,013	8	—	10	286

Total credit exposure	$37,321	$57,476	$16,499	$103,246	$20,940	$9,255	$10,232

October 31, 2008	$46,388	$34,587	$12,675	$105,400	$17,172	$9,774	$10,846

(1)	Credit card loans included for Basel II purposes is higher than the amount recorded on the consolidated balance sheet due to the different treatments of Cards II Trust for accounting and capital purposes.

Consolidated Financial Statements
Note 30 Reconciliation of Canadian and United States Generally Accepted Accounting Principles
CIBC’s consolidated financial statements have been prepared in accordance with Canadian GAAP. The following table summarizes the more significant differences that would result if U.S. GAAP were applied in the preparation of the consolidated financial statements.
We have not included a consolidated statement of cash flows prepared under U.S. GAAP because the differences from the consolidated statement of cash flows prepared under Canadian GAAP are not material.
Condensed Consolidated Balance Sheet

$ millions, as at October 31	2009			2008(1)
	Canadian			Canadian
	GAAP	Adjustments	U.S. GAAP	GAAP	Adjustments	U.S. GAAP

ASSETS
Cash and non-interest-bearing deposits with banks	$1,812	$—	$1,812	$1,558	$—	$1,558
Interest-bearing deposits with banks	5,195	(561)	4,634	7,401	(516)	6,885
Securities
Trading	15,110	1,451	16,561	37,244	21,476	58,720
AFS	40,160	4,518	44,678	13,302	(1,303)	11,999
FVO	22,306	—	22,306	21,861	(21,861)	—
HTM	—	—	—	6,764	(629)	6,135
Securities borrowed or purchased under resale agreements	32,751	(148)	32,603	35,596	(306)	35,290
Loans	167,212	(7,658)	159,554	171,475	(2,122)	169,353
Other
Derivative instruments	24,696	—	24,696 (2)	28,644	—	28,644
Customers’ liability under acceptances	8,397	—	8,397	8,848	—	8,848
Land, buildings and equipment	1,618	(5)	1,613	1,623	(12)	1,611
Goodwill	1,997	—	1,997	2,100	—	2,100
Software and other intangible assets	669	—	669	812	—	812
Other assets	14,021	1,076	15,097	16,702	918	17,620

	$335,944	$(1,327)	$334,617	$353,930	$(4,355)	$349,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$223,117	$(5,880)	$217,237	$232,952	$(5,369)	$227,583
Other
Derivative instruments	27,162	(10)	27,152 (2)	32,742	—	32,742
Acceptances	8,397	—	8,397	8,848	—	8,848
Obligations related to securities sold short	5,916	974	6,890	6,924	14	6,938
Obligations related to securities lent or sold under repurchase agreements	37,453	—	37,453	38,023	—	38,023
Other liabilities	13,693	4,556	18,249	13,167	2,094	15,261
Subordinated indebtedness	5,157	—	5,157	6,658	—	6,658
Preferred share liabilities	600	(600)	—	600	(600)	—
Non-controlling interests	174	—	174	185	—	185
Shareholders’ equity
Preferred shares	3,156	600	3,756	2,631	600	3,231
Common shares	6,240	(119)	6,121	6,062	(215)	5,847
Treasury shares	1	—	1	1	—	1
Contributed surplus	92	—	92	96	—	96
Retained earnings	5,156	(72)	5,084	5,483	(203)	5,280
AOCI
Foreign currency translation adjustments	(495)	(211)	(706)	(357)	(211)	(568)
Unrealized losses on AFS securities	124	149	273	(102)	3	(99)
Net gains on cash flow hedges	1	(10)	(9)	17	—	17
Unrecognized post-retirement obligations	—	(704)	(704)	—	(468)	(468)

	$335,944	$(1,327)	$334,617	$353,930	$(4,355)	$349,575

(1)	Prior period balances have been restated to conform to the current year presentation.

(2)	The positive and negative fair values of the derivative contracts are stated before the effect of master netting agreements of $16,030 million as at October 31, 2009. The amount of cash collateral receivable and payable on the contracts subject to master netting agreements were $6,493 million and $3,010 million, respectively. If we had adopted the offsetting provisions of FASB Staff Position ASC 815-10-45 (FIN 39-1), Amendment of FASB Interpretation 39, the net derivative fair value assets and liabilities would be $11,676 million and $17,615 million, respectively.

Consolidated Financial Statements
Condensed Consolidated Statement of Operations

$ millions, except share and per share amounts, for the year ended October 31	2009	2008	2007(1)

Net income (loss) as reported	$1,174	$(2,060)	$3,296

Net interest income
Reclassification of certain financial assets	$127	$(25)	$—
Joint ventures	(39)	(63)	(66)
Preferred share liabilities	31	31	31
Non-interest income
Leveraged loans held for sale	124	(260)	—
Joint ventures	(100)	(95)	(82)
Trading revenue	—	(850)	215
Reclassification of certain financial assets	(30)	—	—
FVO revenue	—	249	(156)
Capital repatriation	49	(47)	—
Derivative instruments and hedging activities	25	(7)	239
Day 1 P&L reversal	(4)	—	—
OTTI	(2)	—	—
Equity accounting	3	(15)	(1)
Valuation adjustments	—	(16)	(10)
Insurance reserves and deferred acquisition costs	(13)	(15)	(15)
Non-interest expenses
Joint ventures	111	115	109
Employee future benefits	(18)	5	40
Stock-based compensation	(29)	(141)	92
Adjustment related to the application of the effective interest rate method(2)	—	—	50
Net change in income taxes due to the above noted items	(65)	529	(117)

	170	(605)	329

Net income (loss) based on U.S. GAAP	1,344	(2,665)	3,625
Preferred share dividends and premiums	(193)	(150)	(202)

Net income (loss) applicable to common shareholders	$1,151	$(2,815)	$3,423

Weighted-average basic shares outstanding (thousands)	381,677	370,229	336,092
Add: stock options potentially exercisable	777	1,594	3,591

Weighted-average diluted shares outstanding (thousands)	382,454	371,823	339,683

Basic EPS	$3.02	$(7.60)	$10.18
Diluted EPS	$3.01	$(7.60)	$10.08

(1)	Prior period balances have been restated to conform to the current year presentation.

(2)	Refer to the section “Guidance for quantifying financial statement misstatements” on page 161 for details.
Consolidated Statement of Comprehensive Income (Loss)

$ millions, for the year ended October 31	2009	2008	2007

Net income (loss) based on U.S. GAAP	$1,344	$(2,665)	$3,625

OCI, net of tax
Foreign currency translation adjustments	(138)	619	(667)
Net change in AFS securities(1)	372	(28)	(42)
Net change in cash flow hedges	(26)	(44)	(96)
Change in unrecognized pension and post-retirement obligations	(236)	(24)	—

Total OCI	(28)	523	(805)

Comprehensive income (loss)	$1,316	$(2,142)	$2,820

(1)	Net of reclassification adjustments for net realized gains (losses) (including other-than-temporary impairments) included in net income of $236 million (2008: $(5) million; 2007: $79 million).
The income tax (expense) benefit allocated to each component of OCI is presented in the table below:

$ millions, for the year ended October 31	2009	2008	2007

Foreign currency translation adjustments	$(35)	$810	$(1,139)
Net change in AFS securities	(99)	(68)	11
Net change in cash flow hedges	4	23	52
Change in unrecognized pension and post-retirement obligations	85	(39)	—

	$(45)	$726	$(1,076)

Consolidated Financial Statements
Derivative instruments and hedging activities
Canadian GAAP derivative and hedge accounting is substantially harmonized with U.S. GAAP. However, U.S. GAAP reported earnings may exhibit significant volatility in any given period relative to Canadian GAAP because:
•	We elect not to designate certain derivatives as hedges for U.S. GAAP accounting purposes;

•	Canadian GAAP permits the use of cash instruments for certain foreign currency hedges, which is disallowed under U.S. GAAP; and

•	Our residential mortgage commitments are treated as derivatives carried at fair value only under Canadian GAAP.
Guidance for quantifying financial statement misstatements
As of November 1, 2006, CIBC adopted Staff Accounting Bulletin FASB ASC 250 (SAB 108), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, that describes the approach that should be used to quantify the materiality of a misstatement and provides guidance on how prior year misstatements, when they are identified, should be considered in the current year financial statements. FASB ASC 250 (SAB 108) requires registrants to quantify misstatements using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement, when all relevant quantitative and qualitative factors are considered, as material to current or prior period financial statements. Based on FASB ASC 250 (SAB 108), an immaterial adjustment was recognized to increase fiscal 2007 earnings by $50 million ($36 million after tax) related to the application of the effective interest rate method.
Equity accounting adjustments
Both Canadian and U.S. GAAP require the use of the equity method to account for such investments when the investor exerts significant influence. Under Canadian GAAP, certain of our investments in limited partnerships are accounted for on a cost basis. Canadian GAAP requires the use of the equity method of accounting when we exert significant influence over the investee, whereas U.S. GAAP requires the use of the equity method to account for such investments when the equity interest is more than minor.
Employee future benefits
As a result of the difference in the timing and the method of adoption of the accounting requirements for “Employee Future Benefits” under Canadian and U.S. GAAP, there will continue to be an adjustment to U.S. GAAP earnings until the respective transition date unamortized balances are fully amortized under both Canadian and U.S. GAAP.
     Under Canadian GAAP, an entity’s accrued benefit asset is limited to the amount it can realize in the future by applying any surplus to reduce an entity’s contributions. The valuation allowance is not included under U.S. GAAP, resulting in an adjustment to U.S. GAAP income.
     In addition, actuarial gains and losses relating to post-employment benefits are not permitted to be deferred under U.S. GAAP.
     Prior to October 31, 2007, U.S. GAAP required that the unfunded accumulated benefit obligation be recorded as additional minimum liability and the excess of the unfunded accumulated benefit obligation over the unrecognized prior service cost be recorded in OCI for defined benefit plans. The actuarial valuation of the accumulated benefit obligation is based on current and past compensation levels and service rendered to date.
     In September 2006, the FASB issued FASB ASC 715 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. The requirement of this statement to recognize the funded status of a defined benefit post-retirement plan was previously applied prospectively as at October 31, 2007. This statement does not change the current or future net income recognition related to post-retirement benefit plans, but requires an entity to recognize the full over-funded or under-funded status of a defined benefit post-retirement benefit plan as an asset or liability in its consolidated balance sheet. As a result, the unamortized balances that were previously netted from the funded status are now reported as a component of AOCI and the concept of an additional minimum liability no longer applies.
     As a result of the prospective adoption of the recognition requirement under FASB ASC 715 (SFAS 158), other liabilities decreased by $180 million, other assets decreased by $565 million, and AOCI decreased by $385 million (net of tax of $189 million) as at October 31, 2007. The net periodic benefit expense expected to be reclassified to income from other comprehensive income for fiscal 2010 is $33 million.
Stock-based compensation
Effective November 1, 2005, we adopted the SFAS 123 (revised 2004), “Share-based Payment” 123-R FASB ASC 718 (SFAS 123-R) using the modified prospective transition method. FASB ASC 718 (SFAS 123-R) requires companies to measure and record compensation expense for stock options and other share-based payments based on the instruments’ fair value on the grant date. The standard requires the cost of awards to be recognized in the consolidated statement of operations over the vesting period. In addition, forfeitures are required to be estimated upfront.
     We had prospectively adopted the fair value method of accounting as of November 1, 2001 under SFAS 123, “Accounting for Stock-based Compensation” and the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under Canadian GAAP and SFAS 123, we recognize compensation expense in the year of grant for past service awards regardless of the vesting provisions. However, FASB ASC 718 (SFAS 123-R) requires the costs to be recognized over the vesting period of the award for awards granted in respect of periods commencing on or after November 1, 2005. We recognized forfeitures as they occurred under FASB ASC 718 (SFAS 123) as we currently do under Canadian GAAP, whereas, upon the adoption of FASB ASC 718 (SFAS 123-R), forfeitures are now estimated. A cumulative adjustment for a change in accounting policy was recognized for estimated forfeitures on all unvested awards totalling $36 million after tax. A compensation expense difference for estimated forfeitures exists for all new awards granted subsequent to the adoption of FASB ASC 718 (SFAS 123-R).
     Under Canadian GAAP, the cost of SARs is measured assuming that all options eligible for SARs are exercised for cash. Under U.S. GAAP, for SARs granted prior to the date of adoption of FASB ASC 718 (SFAS 123), the FASB Interpretation No. (FIN) 28, “Accounting for SARs and Other Variable Stock Option or Award Plans” continues to apply, under which the accrual is determined as an estimate (based on past experience) of the proportion of stock options expected to be exercised for cash.
Liabilities and equity
Under Canadian GAAP, preferred shares that are convertible into a variable number of common shares at the option of the holder are presented as liabilities rather than as equity, and dividend payments and premiums on redemption arising from such preferred shares are treated as interest expense within the consolidated statement of operations rather than as dividends within the consolidated statement of changes in shareholders’ equity. Under U.S. GAAP, these preferred

Consolidated Financial Statements
shares are reported within the balance sheet as equity, and related dividend payments and premiums on redemption of these preferred shares have no impact on U.S. GAAP earnings.
Capital repatriation
Certain of our self-sustaining foreign subsidiaries have repatriated capital by returning capital and distributing dividends to the domestic parent entity. Canadian GAAP requires that a proportionate amount of gains and losses accumulated in the foreign currency translation adjustments component within AOCI be recognized in earnings when there has been a reduction in the net investment of a self-sustaining foreign operation. U.S. GAAP prohibits such recognition except where the foreign operation has either been sold or has been completely or substantially completely liquidated. Accounting for the capital repatriations under U.S. GAAP resulted in an increase in non-interest income of $49 million (2008: $47 million), and a decrease in the tax expense of $53 million (2008: $159 million) this year. This also reduced the foreign currency translation adjustments component within AOCI by $208 million (2008: $212 million).
Income taxes
Under Canadian GAAP, tax rate changes are reflected in the measurement of the future income tax balances when they are considered substantively enacted. Under U.S. GAAP, only the enacted tax rates under current legislation are required to be used.
Accounting for uncertainty in income taxes
Effective November 1, 2007, we adopted for U.S. GAAP purposes FASB ASC 740, Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” — FIN-48. FASB ASC 740 (FIN-48) clarifies the accounting for income taxes by prescribing a “more likely than not” recognition threshold a tax position is required to meet before being recognized in the financial statements. FASB ASC 740 (FIN-48) also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. We have assessed that the application of FASB ASC 740 (FIN-48) does not result in any adjustment to our Canadian GAAP financial statements.
Credit derivatives, standby and performance letters of credit
Credit derivatives

Credit derivatives are over-the-counter contracts designed to transfer the credit risk in an underlying financial instrument (usually termed a reference asset) from one counterparty to another.
The following table presents a summary of the notional and fair value amounts of credit derivatives that we sold and the purchased credit derivatives with identical underlyings, as at October 31, 2009:

			Protection purchased with
	Protection sold		identical underlyings
	Maximum		Maximum	Fair	Net
	payout/	Fair	payout/	value	protection
$ millions, as at October 31, 2009	notional	value	notional	(net of CVA)	sold

Credit derivatives
Credit default swaps	$20,547	$(4,225)	$17,457	$1,270	$3,090
Total return swaps	3,657	(276)	3,564	176	93

Total	$24,204	$(4,501)	$21,021	$1,446	$3,183

The following table summarizes the maturity and ratings profile of credit protection sold as at October 31, 2009. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the external rating of the assets underlying the tranches referenced by the contracts. A tranche is a portion of a security offered as part of the same transaction where the underlying may be an asset, pool of assets, index or another tranche. The value of the tranche depends on the value of the assets, subordination (i.e., the attachment point) and deal-specific structures such as tests/triggers.

	Notional amount				Fair
$ millions, as at October 31, 2009	< 1 year	1 to 5 years	> 5 years	Total	value

Risk rating of underlying assets
Investment grade	$173	$3,916	$4,378	$8,467	$(408)
Non-investment grade	34	1,260	11,374	12,668	(3,645)
Not rated	30	918	2,121	3,069	(448)

Total	$237	$6,094	$17,873	$24,204	$(4,501)

Consolidated Financial Statements
Standby and performance letters of credit
The following table summarizes the maximum possible future payout on standby and performance letters of credit, based on notional amounts, by the ratings profiles of our customers as of October 31, 2009.
The ratings scale is representative of the payment or performance risk to CIBC under the guarantee and is based on our internal risk ratings, which generally correspond to ratings defined by Standard & Poor’s and Moody’s.

Maximum possible future
payout on standby and
$ millions, as at October 31, 2009	performance letters of credit

Risk rating of customers
Investment grade	$3,338
Non-investment grade	1,557
Not rated	228

Total	$5,123

Derivatives and hedging activities
In March 2008, the FASB issued FASB ASC 815 (SFAS 161), “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of SFAS 133, which was effective for us beginning May 1, 2009. FASB ASC 815 (SFAS 161) enhances disclosures for derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance and cash flows. Under FASB ASC 815 (SFAS 161), an entity is required to disclose the objectives for using derivative instruments in terms of underlying risk and accounting designation; the fair values, gains and losses on derivatives; as well as credit-risk-related contingent features in derivative agreements. Much of this disclosure is presented in Note 14 to the financial statements with the incremental requirements under FASB ASC 815 (SFAS 161) presented below.
The following tables present the derivatives-related gains (losses) recognized in the Consolidated Statement of Operations and Other Comprehensive Income (OCI) for the year ending October 31, 2009. Net losses of $20 million on items hedged under fair value hedges are included in net interest income for the 12 months ended October 31, 2009.

$ millions, for the year ended October 31, 2009
	Gain (loss) recognized in consolidated statement of operations								Gain (loss)
	Net interest income			Non-interest income					recognized
		Recognized as	Recognized on			Recognized as	Recognized on		in other
	Directly	hedge	transfer from	Directly		hedge	transfer from		comprehensive
	recognized	ineffectiveness	AOCI	recognized		ineffectiveness	AOCI		income

Derivatives held for ALM
Interest rate derivatives
Cash flow hedges	—	—	—	—		$—	$(17)		$—
Fair value hedges	28	8	—	—		—	n/a		n/a
Economic hedges	—	—	—	(282	)(2)	n/a	n/a		n/a
Foreign exchange derivatives
Cash flow hedges	—	—	—	—		(5)	n/a		(26)
NIFO hedges	—	—	—	164		—	158	(1)	3
Credit derivatives
Economic hedges	—	—	—	288		—	—		—

	$28	$8	$—	$170		$(5)	$141		$(23)

(1)	The amount recognized on transfer from AOCI net of tax is $155 million.

(2)	Includes derivative instruments held to economically hedge FVO financial instruments.

n/a Not applicable.

Gain (loss) recognized in
trading revenue in the
consolidated statement of
$ millions, for the year ended October 31, 2009	operations

Derivatives held for trading
Interest rate	$357
Foreign exchange	(331)
Equity	316
Commodities	3
Structured credit and others	(320)

$25

Consolidated Financial Statements
Contingent features
Certain derivative instruments contain provisions that require CIBC’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If CIBC’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request immediate payments or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position on October 31, 2009, is $7,471 million for which we have posted collateral of $7,076 million in the normal course of business. If the credit-risk-related contingent features underlying these agreements were triggered on October 31, 2009, we would be required to post an additional $106 million of collateral to our counterparties.
Insurance accounting
Policy benefit liabilities and policy acquisition costs

Under U.S. GAAP, the liabilities for traditional term and accidental death insurance contracts are determined using the net level premium method, which includes assumptions for mortality, morbidity, policy lapses, surrenders, investment yields, policy dividends and direct operating expenses. These assumptions are not revised unless it is determined that existing deferred acquisition costs cannot be recovered. Under Canadian GAAP, the liabilities for insurance contracts are determined using the Canadian asset liability method, which incorporates assumptions for mortality, morbidity, policy lapses and surrenders, investment yields, policy dividends, operating and policy maintenance expenses. To recognize the uncertainty in the assumptions underlying the calculation of the liabilities, a margin (provision for adverse deviations) is added to each assumption. These assumptions are reviewed at least annually and updated in response to actual experience and market conditions.
     Under U.S. GAAP, the policy acquisition costs, which vary with and are primarily related to the production of new business, are deferred and amortized in proportion to the premium revenue. Under Canadian GAAP, the costs of acquiring new life insurance and annuity business are implicitly recognized as a reduction in insurance claims and policy benefit liabilities.
Trade date accounting
For securities transactions, the trade date basis of accounting is used under U.S. GAAP. Under Canadian GAAP, the settlement date basis of accounting is used.
Joint ventures
Our investments in joint ventures other than variable interest entities are proportionately consolidated under Canadian GAAP and accounted for using the equity method under U.S. GAAP.
Leveraged loans held for sale
Leveraged loans held for sale are accounted for at lower of cost or market value under U.S. GAAP while under Canadian GAAP, they are carried at amortized cost subject to other-than-temporary impairment.
Reclassification of certain financial assets
In the prior year, certain trading financial assets, for which no active trading market existed and which management intended to hold to maturity or for the foreseeable future, were reclassified as HTM and AFS under Canadian GAAP. Under U.S. GAAP, similar reclassifications were made under rare circumstances, but at a different point in time. Due to the difference in the timing of the reclassification under U.S. GAAP, additional unrealized pre-tax mark-to-market losses on the reclassified trading assets of $612 million have been included in the U.S. GAAP retained earnings. Also, additional pre-tax interest income of $127 million is included in U.S. GAAP earnings in the current year.
     Under Canadian GAAP in July 2009, the CICA issued amendments to section 3855 “Financial Instrument — Recognition and Measurement”, with effect from November 1, 2008. As a result of this amendment, we were required to reclassify all of our HTM securities to loans and receivable. The loans and receivable category does not contain a requirement to hold these securities to maturity.
     Under U.S. GAAP, at the end of current reporting period, we evaluated the appropriateness of the classification of these securities as HTM. Due to the change in the requirements of our primary GAAP, we can no longer demonstrate the positive intent to hold these securities to maturity. Therefore we have reclassified these securities to AFS effective October 31, 2009. Since the reclassification does not qualify under the exemption provisions for the sale or transfer of HTM securities under ASC 320 (SFAS 115), the reclassification decision is deemed to “taint” the HTM category and, accordingly, we will not be permitted to prospectively classify any securities accounted for in accordance with ASC 320 (SFAS 115) as HTM for a period of two years. The reclassified securities had carrying value of $5,942 million and fair value of $6,151 million. The reclassification resulted in a credit to Other Comprehensive Income of $207 million, before tax.
Securitizations and Variable Interest Entities (VIEs)
On December 11, 2008, the FASB issued FASB ASC 860 (FSP FAS 140-4) and FASB ASC 810 (FIN 46(R)-8), Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities, which amends Statement of Financial Accounting Standards 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The FSP requires public entities to provide additional disclosures related to their continuing involvement with transferred financial assets and the related risks retained as well as any contractual or non-contractual support provided and any future financial support to special purpose entities. The FSP also amends FASB Interpretation (FIN) No. 46 revised December 2003, Consolidation of Variable Interest Entities, to require public enterprises, including sponsors that have a variable interest in a VIE, to provide additional disclosures about their involvement with VIEs.
     These additional disclosures are presented in Note 6 of the financial statements. As a result of the reclassification of financial instruments noted above, loans in third party structured vehicles under Canadian GAAP with a fair value of $5,667 million would be reclassified to AFS securities while loans in CIBC structured CDO vehicles under Canadian GAAP with a fair value of $484 million would be reclassified to AFS securities in CIBC structured CDO vehicles.
Changes in significant accounting policies affecting Canadian and U.S. GAAP differences
Fair value measurement
FASB ASC 820 (SFAS 157), “Fair Value Measurements” and related pronouncements, became effective for us on November 1, 2008 except for certain non-financial assets and non-financial liabilities which will be effective for the fiscal year beginning November 1, 2009.
     FASB ASC 820 (SFAS 157) defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. It requires an entity to maximize the use of observable inputs and requires consideration of the entity’s own credit risk when measuring the fair value of liabilities.
     While FASB ASC 820 is largely consistent with the fair value measurement guidance contained in CICA handbook section 3855 and section 3862, the following key differences do exist:

Consolidated Financial Statements
•	Under FASB ASC 820 (SFAS 157) the transaction to sell the asset or transfer the liability takes place in the principal market, whereas Canadian GAAP assumes the transaction to take place in the most advantageous market. In practice, the most advantageous market is generally the principal market.
•	Under FASB ASC 820 (SFAS 157) recognition of inception gains/losses for derivatives is permitted if the determination of fair value includes the use of non-observable market inputs whereas Canadian GAAP requires deferral of inception gains/losses in such cases.
With the adoption of FASB ASC 820 (SFAS 157), we recorded an after-tax cumulative-effect adjustment of $4 million net of taxes as an increase to the U.S. GAAP opening retained earnings as of November 1, 2008 relating to the unamortized deferred profit previously.
     In addition to the fair value measurement disclosures for financial instruments that are carried at fair value, FASB ASC 820 (SFAS 157) also requires disclosure for financial instruments measured at fair value on a non-recurring basis. For the year ended October 31, 2009, we have certain equity securities and leveraged loans that are measured at fair value on a non-recurring basis using non-observable market inputs (Level 3). The equity securities have been written down to their fair value of $77 million to reflect other-than-temporary impairment of $83 million. The carrying value of the leveraged loans held for sale has been reduced by $ 195 million to reflect the current market value of $720 million.
Additional guidance and disclosures on fair value measurements and other-than-temporary impairment of securities
On April 9, 2009, the FASB issued three FSPs in order to provide additional application guidance and to enhance disclosures regarding fair value measurements and other-than-temporary impairment of securities. The FSPs, which became effective for us beginning May 1, 2009, are summarized below.
•	FASB ASC 820-10-65 (FSP FAS 157-4), “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, provides additional factors to consider when measuring the fair value of an asset or liability when there has been a significant decrease in the level of market activity for the instrument and quoted prices are associated with transactions that are not considered to be orderly. It also expands the disclosure requirements for the fair value of financial instruments.
•	FASB ASC 320-10-65-1 (FSP FAS 115-2 and FAS 124-2), “Recognition and Presentation of Other-than-Temporary Impairments” (OTTI), amends the impairment assessment guidance and recognition principles of OTTI for debt securities and enhances the presentation and disclosure requirements for debt and equity securities. The FSP requires an entity to recognize an OTTI when the entity intends to sell the security, it is more likely than not that it will be required to sell the security before recovery, or when the entire amortized cost basis of the security will not be recovered. When an entity intends to sell the security, or more likely than not will be required to sell the security, before recovery of its amortized cost basis less any current-period credit loss, the OTTI is recognized in earnings equal to the difference between fair value and amortized cost at the balance sheet date. In all other situations, the impairment is separated into an amount representing credit loss and amount relating to all other factors. The impairment related to credit loss is recognized in earnings and impairment related to other factors is recognized in other comprehensive income.
•	FASB ASC 825-10-65-1 (FSP FAS 107-1 and APB 28-1), “Interim Disclosures about Fair Value of Financial Instruments”, increases the frequency of fair value disclosures from an annual to a quarterly basis.
Fair value option
     Effective November 1, 2008 we adopted SFAS 159, “The Fair Value Option for Financial Assets and Liabilities” (FASB ASC 825). This standard allows certain eligible financial instruments to be measured at fair value using the fair value option with the change in fair value being recognized in income. As Canadian GAAP permits the use of the fair value option, we had previously recorded certain securities and loans at fair value using this option. The impact of adopting this standard has resulted in the elimination of a Canadian/U.S. GAAP difference relating to financial instruments that are designated as trading under the fair value option.
     The adoption of the standard resulted in a cumulative-effect adjustment to opening U.S. GAAP retained earnings, which was a decrease of $9 million net of taxes relating to the difference between amortized cost and fair value as at November 1, 2008 of certain liabilities, which were carried at amortized cost under U.S. GAAP prior to the adoption of FASB ASC 825 (SFAS 159).
Offsetting of amounts related to certain contracts
On April 30, 2007, the FASB issued FASB ASC 815-10-45 (FSP FIN 39-1), Amendment of FASB Interpretation No. 39, which permits an entity to offset fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement. The FSP must be applied consistently and became effective for CIBC on November 1, 2008. We elected not to apply the offsetting provisions.
Employee future benefits
Effective November 1, 2008, we adopted the remaining provision of FASB ASC 715 (SFAS 158), “Employers’ Accounting for Defined Benefit Pension Plan and Other Post-Retirement Plans” — an amendment of FASB Statements No. 87, 88, 106 and 132(R), which requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year end date. As a result we changed our measurement date for accrued benefit obligations and the fair value of plan assets related to our employee defined benefit plans from September 30 to October 31. The impact of the adoption of this provision of the standard was a decrease to opening U.S. GAAP retained earnings of $6 million net of taxes.
Credit derivatives, standby and performance letters of credit and securities lending with indemnification
On September 12, 2008, the FASB issued FASB ASC 815-10-65-2 (FASB Staff Position FSP FAS 133-1) and FASB ASC 460 (FIN 45-4), “Disclosures about Credit Derivatives and Certain Guarantees”: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45. We adopted the FSP effective November 1, 2008, which required additional disclosures with respect to credit derivatives and certain guarantees but had no impact on our consolidated balance sheet or consolidated statement of operations.
Income tax benefits of dividends on share-based payment awards
FASB ASC 718 (EITF 06-11), “Accounting for Income Tax Benefits of Dividends on Share-based Payment Awards” (EITF 06-11), applies to the accounting for realized tax benefits on dividend payments related to certain share-based payment arrangements

Consolidated Financial Statements
which can be treated as a deductible compensation expense for income tax purposes. Under ASC 718 (EITF 06-11), a realized tax benefit on dividends or dividend equivalents that are charged to retained earnings and paid to employees for equity-classified non-vested shares, non-vested share units or outstanding share options should be recognized as an increase in additional paid-in capital (APIC) as those tax benefits are considered excess tax benefits under FASB ASC 718 (SFAS 123-R). Furthermore, when an entity’s estimate of forfeitures increases or actual forfeitures exceed the prior estimates, the amount of the tax benefit previously recognized in APIC should be reclassified into the income statement; however, the amount reclassified is limited to the entity’s pool of excess tax benefits on the reclassification date. FASB ASC 718 (EITF 06-11) became effective for us on November 1, 2008, and it did not impact our consolidated financial statements.
FASB Codification
In June, 2009, the FASB issued FASB ASC 105 (SFAS No. 168), The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162 (The FASB Codification). The FASB Codification replaces SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. It identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. The FASB codification is effective for us beginning May 1, 2009.
Future accounting changes
We are currently evaluating the impact of adopting the standards listed below:
Business combinations
In December 2007, the FASB issued FASB ASC 805 (SFAS 141) (revised 2007), Business Combinations (SFAS 141(R)), which replaces SFAS 141, Business Combinations. FASB ASC 805 (SFAS 141(R)), which will be effective for us on November 1, 2009, improves the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial reports about a business combination and its effects. FASB ASC 805 (SFAS 141(R)) retains the fundamental requirement in SFAS 141; being the requirement to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination.
Significant changes in FASB ASC 805 (SFAS 141(R)) are as follows:
•	more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date;

•	liabilities related to contingent consideration to be remeasured at fair value at the acquisition date and each subsequent reporting period;

•	an acquirer expense acquisition-related and restructuring costs; and

•	non-controlling interest in subsidiaries are initially measured at fair value and classified as a separate component of equity.
Accounting for non-controlling interests
In December 2007, the FASB issued FASB ASC 810 (SFAS 160) “Non-controlling Interests in Consolidated Financial Statements”, an amendment of ARB No. 51. Effective November 1, 2009, this standard will require the following retroactive changes in presentation:
•	non-controlling interests will be separately presented in equity, rather than in the mezzanine section of the balance sheet; and

•	consolidated net income will no longer be adjusted for the non-controlling interests, although the amount of consolidated net income attributable to the parent and to non-controlling interests must be clearly identified and presented on the statement of operations and the consolidated net income will be required to be adjusted by the portion attributable to the non-controlling interests for the purposes of calculating earnings per share.
In addition, effective November 1, 2009, this standard will require the following prospective changes in measurement:
•	a loss of control of an entity that results in a deconsolidation will require a remeasurement of the fair value of the retained ownership interest in the entity with the offset recognized in the statement of operations; and

•	a change in the ownership interest in an entity that is controlled both before and after the change will be treated as an equity transaction.
Accounting for Transfers of Financial Assets and Repurchase Financing Transactions
In February, 2008, the FASB issued FASB ASC 860-10-40 (FSP FAS 140-3), “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”, which will be effective for us on November 1, 2009. The FSP requires that an initial transfer of a financial asset and a repurchase financing that was entered into contemporaneously with, or in contemplation of, the initial transfer be evaluated together as a linked transaction under SFAS 140, unless certain criteria are met.
     In June 2009, the FASB also issued FASB ASC 860 (SFAS 166), Accounting for Transfers of Financial Assets an amendment of FASB Statement No. 140, which is effective for us on November 1, 2010. On and after the effective date, the concept of a qualifying special purpose entity (QSPE) is no longer relevant for accounting purposes. Therefore, former QSPEs (as defined under previous accounting standards) would be evaluated for consolidation on and after the effective date in accordance with the applicable consolidation guidance. Furthermore, the disclosure provisions of FASB ASC 805 (SFAS 166) will be applied to transfers that occurred both before and after the effective date.
     In June 2009, the FASB also issued FASB ASC 805 (SFAS 167), Amendments to FASB Interpretation 46(R), which is effective for us on November 1, 2010. It amends FIN 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s VIEs give it a controlling financial interest in a VIE. This analysis identifies the primary beneficiary of a VIE as the enterprise that has both of the following characteristics: (a) The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (b) The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance. In contrast to FIN 46(R), FASB ASC 805 (SFAS 167) requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. It also amends the events that trigger a reassessment of whether an entity is a VIE and requires enhanced disclosures with more transparent information about an enterprise’s involvement in a VIE.

Consolidated Financial Statements
Note 31 Future Canadian Accounting Policy Changes
Business Combinations
In December 2008, the AcSB issued CICA handbook section 1582, “Business Combinations”, which replaces CICA handbook section 1581 “Business Combinations”. CICA handbook section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, CICA handbook section 1582 addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill and accounting for a non-controlling interest at the time of the business combination. CICA handbook section 1582 is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA handbook section 1601 and handbook section 1602.
Consolidated Financial Statements
In December 2008, the AcSB issued CICA handbook section 1601, “Consolidated Financial Statements”, which replaces CICA handbook section 1600, “Consolidated Financial Statements”. CICA handbook section 1601 establishes standards for the preparation of consolidated financial statements and CICA handbook section 1602 addresses accounting for non-controlling interests in consolidated financial statements subsequent to a business combination. CICA handbook section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA handbook section 1601 for a fiscal year beginning before January 1, 2011 also must adopt CICA handbook section 1582, and CICA handbook section 1602.
Non-controlling Interests
In December 2008, the AcSB issued CICA handbook section 1602, “Non-controlling Interests”. CICA handbook section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. CICA handbook section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA handbook section 1602 for a fiscal year beginning before January 1, 2011 also must adopt CICA handbook section 1582, and CICA handbook section 1601.
Comprehensive Revaluation of Assets and Liabilities
In December 2008, the AcSB issued amended CICA handbook section 1625, “Comprehensive Revaluation of Assets and Liabilities” to accommodate the newly issued CICA handbook section 1582. CICA handbook section 1625 establishes recognition, measurement and disclosure requirements dealing with the comprehensive revaluation of assets and liabilities by profit-oriented enterprises in order to establish a new cost basis and provides that, in the context of an acquisition, the asset and liability values should be those resulting from accounting for the purchase transaction or transactions in accordance with CICA handbook section 1582.
     CICA handbook section 1625 applies prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted for CIBC as of the beginning of fiscal year 2010 or 2011. An entity adopting CICA handbook section 1625 for a fiscal year beginning before January 1, 2011 must also adopt CICA handbook section 1582.
Transition to International Financial Reporting Standards (IFRS)
In February 2008, the AcSB affirmed its intention to replace Canadian GAAP with IFRS. CIBC will adopt IFRS commencing November 1, 2011, also presenting comparative financial statements for the year commencing November 1, 2010. As a result, CIBC will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending January 31, 2012.
     The transition to IFRS represents a significant initiative for CIBC and is supported by a formal governance structure. CIBC’s IFRS transition project continues to progress on track with our transition plan. Pursuant to our plans an assessment has been completed to identify the key accounting differences from Canadian GAAP. Further assessment and execution work continues with respect to the underlying financial reporting and business processes and controls.
     Based on existing IFRS, the areas that have the potential for the most significant impact to our financial and capital reporting include the derecognition of financial instruments and the accounting for post employment benefits. Proposed changes to the IFRS accounting standards have the potential to introduce additional significant accounting differences. It is too early to comment on the impact of IFRS to CIBC at transition as it will depend on the IFRS standards in effect at the time, accounting elections that have not yet been made and the prevailing business and economic facts and circumstances.